SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 13, 2006
CORUS GROUP plc
(Translation of Registrant’s Name into English)
30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑    Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __    No ☑
(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __    No ☑
(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes __    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — _____)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CORUS GROUP plc

By:	Theresa Robinson
	Name:	Mrs Theresa Robinson
Group Secretariat Co-ordinator

     Date: November 13, 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART TWO OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are taking advice in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Corus Shares, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended Cash Acquisition

by

Tata Steel UK Limited

a wholly-owned indirect subsidiary of Tata Steel Limited

of

Corus Group plc

to be implemented by means of a scheme of arrangement
under section 425 of the Companies Act 1985

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Corus Group plc (“Corus”) in Part One of this document, which contains the unanimous recommendation of the Corus Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting. A letter from Credit Suisse explaining the Scheme appears in Part Two of this document.

Notices of the Court Meeting and the Extraordinary General Meeting, each of which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 4 December 2006, are set out on pages 147 to 150 of this document. The Court Meeting will start at 10.00 a.m. on that date and the Extraordinary General Meeting at 10.15 a.m. or as soon thereafter as the Court Meeting is concluded or adjourned.

The action to be taken by Corus Shareholders in respect of the Meetings and the Acquisition is set out on pages 7 and 8.

Shareholders will find enclosed with this document a blue Form of Proxy for use in connection with the Court Meeting and a white Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to attend the Meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed thereon and return them to the Registrar at the pre-paid address (for use in the UK only) printed on the reverse of the relevant Form of Proxy, or otherwise by post addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting. Corus Shareholders who hold Corus Shares in CREST may also appoint a proxy using CREST by following the instructions set out on page 7 of this document. If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of that Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time specified in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled.

Euronext Shareholders who wish to attend or vote at the Court Meeting or the Extraordinary General Meeting should request a Dutch Form of Proxy from the Dutch Paying Agent by telephoning +31(0)76 5799455. Completed and returned Euronext Forms of Proxy must be received by the Dutch Paying Agent as soon as possible and, in any event, so as to arrive by no later than 5.00 p.m. (Amsterdam time) on 27 November 2006.

The action to be taken by ADS Holders in respect of the Meetings is set out on pages 7 and 8 of this document. Whilst holders of Corus ADSs will not be entitled to attend or vote at the Court Meeting or the Extraordinary General Meeting, or to be present at the Court hearings, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote at the Court Meeting and the Extraordinary General Meeting in respect of the Corus Shares underlying their Corus ADSs.

Corus Shareholders will also find a green Loan Note Form of Election enclosed with this document to be used if they wish to elect to receive Loan Notes instead of cash in respect of all or part of their holding of Scheme Shares held in certificated form. US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative. To elect to receive Loan Notes in respect of certificated Corus Shares, you must complete and return the accompanying Loan Note Form of Election and return it to Lloyds TSB Registrars using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post or by hand (during normal business hours) addressed to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R OAX as soon as possible and, in any event, so as to be received by Lloyds TSB Registrars by no later than 11.00 a.m. on 10 January 2007.

Elections in respect of uncertificated Corus Shares should be made electronically through CREST so that the TTE Instruction settles no later than 11.00 a.m. on 10 January 2007. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE Instruction to CRESTCo.

If you have any questions about this document, the Court Meeting or the EGM or are in any doubt as to how to complete the Forms of Proxy or the Loan Note Form of Election, please call Lloyds TSB Registrars between 8.30 a.m. and 5.30 p.m. Monday to Friday (except UK public holidays) on 0845 766 0776 (from within the UK) and + 44 1903 276 305 (from outside the UK). Calls will be charged at national or international rates as the case may be. Please note that calls may be monitored or recorded and Lloyds TSB Registrars cannot provide financial advice or advice on the merits of the Scheme. Euronext Shareholders should contact their own bank or broker.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin — Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Tata Steel Limited and Tata Steel UK Limited and no one else in connection with the Acquisition and will not be responsible to anyone other than Tata Steel Limited and Tata Steel UK Limited for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Acquisition or any matters referred to therein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Acquisition and members of the Credit Suisse Group are providing acquisition finance and related services to Tata Steel in relation to the Acquisition. No member of the Credit Suisse Group is acting for any other person in relation to the Acquisition and no such member will be responsible to anyone other than Corus and Tata Steel for providing the protections afforded to clients of the Credit Suisse Group, nor for providing advice in relation to the Acquisition or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Acquisition or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Acquisition and is not acting for any other person in relation to the Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Although Credit Suisse is acting as lead financial adviser to Corus other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Acquisition and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Acquisition for the purposes of Rule 3 of the City Code.

TO VOTE ON THE ACQUISITION

Detailed instructions on the ACTION TO BE TAKEN are set out on pages 7 and 8 of this document and are summarised below:

The Scheme will require approval at a meeting of the Corus Shareholders convened by order of the Court to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 10.00 a.m. on 4 December 2006. Implementation of the Scheme will also require approval of Corus Shareholders at the EGM to be held at the same place at 10.15 a.m. on 4 December 2006 (or as soon thereafter as the Court Meeting is concluded or adjourned).

Whether or not you plan to attend the Meetings please:

1.	Complete and return the BLUE Form of Proxy in respect of the Court Meeting, to be received by no later than 10.00 a.m. on 2 December 2006

2.	Complete and return the WHITE Form of Proxy in respect of the EGM, to be received by no later than 10.15 a.m. on 2 December 2006

Alternatively, blue Forms of Proxy may be handed to representatives of Lloyds TSB Registrars or the Chairman of the Court Meeting on 4 December 2006 until the start of that meeting and will still be valid. However, to be valid, white Forms of Proxy MUST be received by the time indicated above.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

If you require assistance, please telephone

Lloyds TSB Registrars

on 0845 766 0776 (from within the UK)

or + 44 1903 276 305 (from outside the UK)

The completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so.

IMPORTANT NOTICE

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Loan Notes that may be issued pursuant to the Scheme have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws. Any Loan Notes which may be issued pursuant to the Scheme have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Financial Authority or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia, Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Financial Authority has not reviewed, approved or disapproved this document, the Acquisition or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this document.

The Acquisition relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation has been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the “SEC”). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Corus or the Corus Group or of Tata Steel or Tata Steel UK except where otherwise stated.

Tata Steel UK reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In such event, any Offer will be implemented on the same terms (subject to appropriate and certain pre-agreed amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If Tata Steel UK exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes ‘forward-looking statements’ under United States securities laws, including statements about the expected timing of the Acquisition, the expected effects on Corus of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, productivity improvements, estimated future growth, market position and steelmaking capacity and all other statements in this document other than statements of historical fact.

Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, ‘should’, ‘continue’, ‘aims’, ‘believes’, ‘expects’, ‘estimates’, ‘intends’, ‘anticipates’, ‘projects’, ‘plans’ or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this document are made as of the date hereof and Corus, Tata Steel and Tata Steel UK assume no obligation and do not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Corus by Tata Steel, Tata Steel UK or Corus, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Date

ADS Voting Record Time	5.00 p.m. (New York Time) on 9 November 2006
Latest time for receipt by the ADS Depositary of completed ADS Voting Instruction Card from registered holders of Corus ADSs	5.00 p.m. (New York Time) on 27 November 2006(1)
Latest time for receipt by the Dutch Paying Agent of Dutch Forms of Proxy for the Court Meeting and EGM	5.00 p.m. (Amsterdam Time) on 27 November 2006(1)
Latest time for lodging Forms of Proxy for the:
Court Meeting (blue form)	10.00 a.m. on 2 December 2006(1),(2)
EGM (white form)	10.15 a.m. on 2 December 2006(1),(2)
Voting Record Time	6.00 p.m. on 2 December 2006(3)
Court Meeting	10.00 a.m. on 4 December 2006
EGM	10.15 a.m. on 4 December 2006(4)
The following dates are indicative only and are subject to change; please see note (5) below
Latest time for lodging Loan Note Forms of Election (green form) (the “Loan Note Deadline”)	11.00 a.m. on 10 January 2007
Court hearing to sanction the Scheme	11 January 2007
Last day of dealings in, and for registration of transfers of, Corus Shares (both in London and Amsterdam) and Corus ADSs	12 January 2007
Dealings in Corus Shares suspended in Amsterdam	5.30 p.m. (Amsterdam Time) on 12 January 2007
Dealings in Corus Shares suspended in London	5.00 p.m. on 12 January 2007
Dealings in Corus ADSs suspended	5.00 p.m. (New York Time) on 12 January 2007
Scheme Record Time	6.00 p.m. on 14 January 2007
Court hearing to confirm the Reduction of Capital	15 January 2007
Effective Date of the Scheme	16 January 2007
Latest date for despatch of cheques and settlement through CREST	Within 14 days after the Effective Date(6)

Notes:

(1)	Please see “Action to be taken” on pages 7 and 8.

(2)	The latest time for lodging Forms of Proxy is 48 hours before the time appointed for the relevant Meeting save that the blue Form of Proxy for the Court Meeting may be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of that meeting.

(3)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. two days before the day of the adjourned meeting.

(4)	Or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(5)	These dates are indicative only and will depend, among other things, on the dates upon which the Court sanctions the Scheme and confirms the Reduction of Capital.

(6)	Payment to Euronext Shareholders will be settled in the manner set out in paragraph 17.3 of Part Two of this document.

All references in this document to times are to London time unless otherwise stated.

The Court Meeting and the EGM will both be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 4 December 2006.

ACTION TO BE TAKEN

Voting at the Court Meeting and the Extraordinary General Meeting

The Scheme will require approval at a meeting of Corus Shareholders convened by order of the Court to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 10.00 a.m. on 4 December 2006. Implementation of the Scheme will also require approval of Corus Shareholders at the EGM to be held at 10.15 a.m. on 4 December 2006 (or as soon thereafter as the Court Meeting is concluded or adjourned) at the same venue. Notices of the Meetings are set out in Parts Eleven and Twelve of this document.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of shareholder opinion. You are therefore strongly encouraged to sign and return your Forms of Proxy in accordance with the instructions thereon as soon as possible and in any event so that any proxy appointments are received by the Registrar, Lloyds TSB Registrars, by the following times and dates:

•	blue Forms of Proxy for the Court Meeting, 10.00 a.m on 2 December 2006

•	white Forms of Proxy for the EGM, 10.15 a.m. on 2 December 2006

Forms of Proxy should be sent to the Registrar at the pre-paid address (for use in the UK only) printed on the reverse of the relevant Form of Proxy, or otherwise by post addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Alternatively, blue Forms of Proxy (but NOT white Forms of Proxy) may be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of the Court Meeting on 4 December 2006 and will still be valid.

The completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting and the EGM, or any adjournment thereof, in person should you wish to do so.

Euronext Shareholders who wish to attend or vote at the Court Meeting or the EGM should request a Dutch Form of Proxy from the Dutch Paying Agent on +31 (0)76 5799455. Completed and returned Dutch Forms of Proxy must be received by the Dutch Paying Agent as soon as possible and, in any event, so as to arrive no later than 5.00 p.m. (Amsterdam time) on 27 November 2006.

Electronic appointment of proxies by Corus Shareholders holding shares through CREST

Corus Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) at least 48 hours prior to the Court Meeting or EGM, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Regulations.

ADS Holders

Holders of Corus ADSs will not be entitled to attend the Court Meeting or the EGM or to be present at the Court hearings. However, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote at the Court Meeting and/or the EGM in respect of the Corus Shares underlying their Corus ADSs. The ADS

Depositary will endeavour in so far as is practicable to vote, or cause to be voted at the Court Meeting and the EGM, the number of Corus Shares represented by such Corus ADSs in accordance with the instructions of the registered holder of such Corus ADSs.

The ADS Voting Record Time, the Voting Record Time, the time and date of the Court Meeting and EGM and the anticipated dates of the Court hearings appear on page 6 of this document.

Registered holders of Corus ADSs as at the ADS Voting Record Time may sign and complete an ADS Voting Instruction Card in accordance with the instructions printed thereon which should be returned by mail to The Bank of New York, Attention: American Depositary Receipt Administration, 101 Barclay Street, New York, NY 10286, United States as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 27 November 2006. ADS Holders who hold Corus ADSs indirectly must rely on the procedures of their bank, broker, financial institution or share plan administrator through which they hold their Corus ADSs if they wish their voting instructions to be reflected on an ADS Voting Instruction Card and received by the ADS Depositary by this deadline.

The Deposit Agreement provides in Section 4.07 that the ADS Depositary shall not vote the Corus Shares underlying Corus ADSs except in accordance with written instructions from the holder of such Corus ADSs. If the ADS Depositary fails to receive an ADS Voting Instruction Card from a registered holder of Corus ADSs prior to the deadline, then the ADS Depositary will not vote the Corus Shares underlying the Corus ADSs of such holder, and, accordingly, such shares will not be represented and will not be voted at the Court Meeting or the EGM.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Corus Shareholders’ opinion. Holders of Corus ADSs may only vote in person at the Court Meeting or EGM if they become a registered holder of Corus Shares by arranging for the surrender of their Corus ADSs and delivery of Corus Shares in accordance with the terms and conditions of the Deposit Agreement so as to become registered holders of Corus Shares prior to the Voting Record Time.

Elections for the Loan Note Alternative

A green Loan Note Form of Election is enclosed with this document. If you are a certificated shareholder and wish to elect to receive Loan Notes instead of cash in respect of all or part of your holding of Scheme Shares under the Scheme you should also complete this green Loan Note Form of Election and return it to Lloyds TSB Registrars using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R OAX by 11.00 a.m. on 10 January 2007. Notes on completing the green Loan Note Form of Election are set out in Part Six of this document.

If you are an uncertificated shareholder and wish to elect to receive Loan Notes instead of cash in respect of all or part of your holding of Scheme Shares, you will need to take certain actions within CREST. Again, please refer to Part Six of this document for further details on the action you should take.

Corus Shareholders who do not wish to elect to receive any Loan Notes are not required to return the Loan Note Form of Election.

US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

If you have any queries in relation to the action to be taken please call Lloyds TSB Registrars Helpline on 0845 766 0776 (between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday except UK public holidays, or if telephoning from outside the UK, on +44 1903 276 305. Please note that calls may be monitored or recorded and Lloyds TSB Registrars cannot provide financial advice on the merits of the Scheme. Euronext Shareholders should contact their bank or broker.

PART ONE

LETTER FROM THE CHAIRMAN OF CORUS

Corus Group plc

(Registered in England and Wales with Registered Number 3811373)

Registered office

30 Millbank
London
SW1P 4WY

10 November 2006

To: Corus Shareholders and ADS Holders and, for information only, to participants in the Corus Share Schemes

Dear Shareholder or ADS Holder,

Recommended Acquisition of Corus by Tata Steel UK

1.  Introduction

On 5 October 2006, Tata Steel Limited (“Tata Steel”) announced that it was evaluating various opportunities including Corus Group plc (“Corus”) and, subsequently, on 17 October 2006, Corus announced that discussions between Corus and Tata Steel were taking place regarding a possible recommended offer.

On 20 October 2006, the boards of Corus, Tata Steel and Tata Steel UK Limited (“Tata Steel UK”) announced that they had reached agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus Share, which represents 910 pence in cash for each Corus ADS. The Acquisition will be made by Tata Steel UK, a wholly-owned indirect subsidiary of Tata Steel, recently incorporated in England and Wales for the purpose of making the Acquisition. The Acquisition is proposed to be effected by means of a scheme of arrangement under section 425 of the Companies Act, further details of which are set out later in this document.

This letter sets out the background to the Acquisition and the reasons why your directors consider the terms of the Acquisition to be fair and reasonable and are unanimously recommending that you vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the EGM as they have irrevocably undertaken to do in respect of their own beneficial holdings of Corus Shares.

In order to approve the Acquisition, Corus Shareholders will need to vote in favour of the Scheme at the Court Meeting and in favour of the resolution to be proposed at the EGM, each of which is to be held on Monday 4 December 2006. Details of the actions you should take are set out on pages 7 and 8 of this document and the recommendation of the Corus Directors is set out in paragraph 16 of this letter.

2.  Summary of the terms of the Scheme

It is intended that the Acquisition will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. Under the terms of the Scheme, Corus Shareholders holding Scheme Shares at the Scheme Record Time will receive, subject to elections validly made under the Loan Note Alternative:

for each Scheme Share	455 pence in cash

This represents a price of 910 pence in cash for each Corus ADS. Each ADS represents two Corus Shares.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately £4.3 billion, and the Price represents:

(i)	on an enterprise value basis, a multiple of approximately 7.9 times EBITDA from continuing operations for the twelve months to 1 July 2006 (excluding the non-recurring pension credit of £96 million) and a multiple of approximately 5.4 times EBITDA from continuing operations for the year ended 31 December 2005;

(ii)	a premium of approximately 26.2 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last Business

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(iii)	a premium of approximately 19.5 per cent. to the average closing mid-market price of 380.7 pence per Corus Share for the month ended 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(iv)	a premium of approximately 11.7 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus; and

(v)	a premium of approximately 287.2 per cent. to the implied price of 117.5 pence per Corus Share in the Company’s placing and open offer in December 2003 (such implied price taking into account the subsequent share capital consolidation).

It is expected that, subject to the satisfaction (or, as the case may be, waiver) of the conditions set out in Part Three of this document, the Effective Date will be 16 January 2007, although this date will depend, amongst other things, on the dates upon which the Court sanctions the Scheme and confirms the Reduction of Capital.

If the Scheme becomes effective, it will be binding on all Corus Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. Although ADS Holders will not be entitled to attend the Court Meeting or the EGM, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Corus Shares underlying their ADSs. If the Scheme becomes effective, it will also be binding on the ADS Depositary in respect of the Corus Shares underlying the ADSs, irrespective of how ADS Holders instructed the ADS Depositary to vote at the Meetings. Further details of the Scheme are set out in Part Two of this document. Part Four of this document contains the Scheme itself.

It is expected that application will be made to the London Stock Exchange for Corus Shares to cease to be admitted to trading on its market for listed securities as of the Effective Date. After the Effective Date, it is intended that application will be made to the UK Listing Authority for the listing of Corus Shares on the Official List to be cancelled and that the listing of Corus Shares on the Amsterdam Stock Exchange will be terminated.

If the Scheme becomes effective in accordance with its terms, cheques in respect of the cash consideration will be despatched by the Registrar on behalf of Tata Steel UK to Corus Shareholders (or the cash consideration will be settled through CREST, as the case may be) as soon as practicable and in any event within 14 days after the Effective Date. ADS Holders will receive their consideration from the ADS Depositary through the Corus ADS programme in accordance with the terms of the Deposit Agreement. If the Scheme becomes effective, the ADS Depositary will provide registered holders of Corus ADSs with information regarding the surrender of their Corus ADSs. Additional settlement arrangements for ADS Holders are set out in Part Two of this document. Euronext Shareholders will receive their consideration in accordance with customary Dutch settlement practice. The consideration will be paid in Euros to Euronext Shareholders. Further details of the settlement arrangements for Euronext Shareholders are set out in paragraph 17.3 of Part Two of this document.

Under the Scheme, US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative described below.

3.  Loan Note Alternative

Scheme Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) will be entitled to receive Loan Notes to be issued by Tata Steel UK and guaranteed by ABN AMRO instead of some or all of the cash consideration to which they would otherwise be entitled under the Scheme. Further information in relation to the Loan Note Alternative is set out in paragraph 2.2 of Part Two of this document. The terms of the Loan Notes, which will bear interest at one per cent. below LIBOR, are summarised in Part Five of this document and the procedure for electing for Loan Notes is set out in Part Six of this document.

Subject to the terms of the Loan Note Alternative and its pre-conditions, if the Scheme becomes effective in accordance with its terms, all Loan Note Elected Shares will be transferred to Tata Steel UK and, in exchange, Corus Shareholders who have validly elected to receive Loan Notes will receive Loan Notes on the following basis:

for every £1 of cash consideration	£1 nominal value of Loan Notes

Corus Shareholders should consider their individual circumstances and tax position when deciding whether or not to elect to receive Loan Notes. Your attention is drawn to Part Seven of this document in relation to tax.

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

4.  Background to and reasons for recommending the Acquisition

Since the placing and open offer (which raised approximately £291 million after expenses) and the launch of the “Restoring Success” programme, introduced by Philippe Varin in June 2003, Corus has delivered substantial value for shareholders.

This programme was designed to deliver a £680 million EBITDA improvement to turn Corus’ performance around and to realise its true potential. Restoring Success will be completed by the end of 2006 and has underpinned the significant improvement in the Company’s financial performance. As well as savings through cost reductions and improved operational efficiency, the programme has also delivered significant improvements in Corus’ safety performance and customer service levels.

The completion of the sale of Corus’ downstream aluminium assets in August 2006 was also an important step in the Company’s strategy to focus on and develop its carbon steel businesses, in addition to further strengthening its balance sheet.

In August 2005, the Board set out how it intended to take Corus forward, beyond Restoring Success. As part of this future strategy Corus would look beyond Western Europe, where the large majority of its assets are based, to those parts of the world where it could secure access to lower cost steel production to support the future cost competitiveness of its European assets, as well as pursuing opportunities in high growth markets.

Corus has consistently acknowledged the benefits of a combination with a producer in a low cost region, particularly one with access to raw materials, and has worked with its advisers to investigate a range of options. Since August 2005, the Company has had talks with a number of parties from Brazil, Russia and India regarding a range of possible transactions, including with Tata Steel. This transaction represents the culmination of those talks. The combination of the two businesses will enable Corus to grow and compete on a global scale in an increasingly competitive environment whilst pursuing its existing plans for Western Europe. At the same time, the proposed Acquisition by Tata Steel UK provides an attractive price for Corus Shareholders.

5.  Effect on management, employees and locations

Tata Steel attaches great importance to the skills and experience of the current management team and employees of the Corus Group.

Upon completion of the Acquisition, Tata Steel intends to nominate myself and Philippe Varin for appointment as directors of Tata Steel. I would become Deputy Chairman. David Lloyd would attend the board meetings of Tata Steel. In addition, as soon as possible following completion, Tata Steel intends to take all steps necessary to enable the appointment of Jacques Schraven and Tony Hayward as additional directors of Tata Steel. Philippe Varin will report to the Chairman of Tata Steel, Mr Ratan Tata. Tata Steel intends to appoint Philippe Varin as its Deputy Managing Director one year after completion of the Acquisition.

Upon completion, a new board of Corus will be established. This will be chaired by Mr Ratan Tata. I will serve as Deputy Chairman. The other Board members will include Philippe Varin, David Lloyd and Rauke Henstra, together with Jacques Schraven, Tony Hayward and two other current non-executive directors of Corus. Representatives from Tata Steel on the Corus board will be Balasubramanian Muthuraman, Arun Gandhi and Ishaat Hussain.

Mr Ratan Tata will be Chairman of the Strategic and Integration Committee of the Enlarged Group. This Committee will also comprise Balasubramanian Muthuraman, Philippe Varin, Koushik Chatterjee, David Lloyd, Tridibesh Mukherjee and Rauke Henstra. The role of this Committee will be to oversee the progressive integration of the two companies and to direct the overall strategy of the Enlarged Group.

At the request of Tata Steel, it is intended that Philippe Varin and David Lloyd will remain with the new group for a minimum period of two years and, thereafter, a twelve month notice period will apply (with the ability for notice to be given by either party). Rauke Henstra will also remain with the new group. Detailed terms remain to be agreed but it is intended that their new remuneration arrangements will be substantially consistent with their current remuneration.

Tata Steel intends that the existing contractual and statutory employment and pension rights of all directors and employees of Corus Group will be fully safeguarded upon completion of the Acquisition.

Tata Steel’s plans do not involve any material change in the conditions of employment of the Corus Group’s employees, nor are there any current plans to change the principal locations of the Corus Group’s business. In addition, Tata Steel has confirmed that it has no plans to make any material change to the conditions of employment of Tata Steel Group employees, or to change the principal locations of the Tata Steel Group’s business as a result of the Acquisition. Tata Steel will continue to be headquartered in India.

Certain additional information regarding Tata Steel’s plans for Corus’ business is set out in paragraphs 8 and 9 of Part Two of this document.

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

6.  Irrevocable undertakings

To become effective, the Scheme requires, amongst other things, the approval of Corus Shareholders at a Court Meeting convened for 4 December 2006. The Scheme also requires the passing of the resolutions at the EGM, also convened for 4 December 2006, and the sanction of the Court.

Tata Steel UK has received irrevocable undertakings to vote in favour of the Acquisition and the resolutions at the Court Meeting and EGM from the directors of Corus in respect of 1,164,391 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus. These undertakings are in respect of their entire beneficial holdings of Corus Shares (including shares held under option). These undertakings will cease to have any effect: (i) if the Scheme is withdrawn; (ii) if the Corus Directors withdraw, qualify or modify their recommendation to Corus Shareholders in accordance with the terms of the Implementation Agreement; or (iii) in the event that the Implementation Agreement is terminated in accordance with its terms.

The ordinary share capital figures and percentage set out in this paragraph reflect the position as at 6 November 2006, being the last practicable day prior to the date of this document.

Paragraph 15 of Part Two of this document contains further details on the terms and conditions of these irrevocable undertakings.

7.  Implementation Agreement and Inducement Fee arrangements

Corus, Tata Steel and Tata Steel UK have entered into the Implementation Agreement, dealing with the conduct of the Scheme and imposing certain obligations on Corus in relation to the implementation of the Scheme. It also provides, among other things, that Corus will pay to Tata Steel UK the Inducement Fee in certain circumstances.

The Corus Directors, and Credit Suisse, JPMorgan Cazenove and HSBC who are the financial advisers of Corus, consider the Inducement Fee and the circumstances in which it may become payable to be in the best interests of Corus and the Corus Shareholders.

Further details of the Implementation Agreement are set out in paragraph 4 of Part Two of this document.

8.  Current trading

For the year ended 31 December 2005, Corus reported revenues of approximately £9.2 billion, EBITDA of £947 million and profit after tax of £432 million (all as restated for continuing operations in the first quarter 2006 results announcement, thus excluding the downstream aluminum rolled products and extrusion businesses which were sold in August 2006).

For the half year ended 1 July 2006, on a continuing operations basis, Corus reported revenues of approximately £4.7 billion, EBITDA of £433 million and profit after tax of £106 million.

Corus announced that on 1 August 2006 it had completed the sale of its downstream aluminium rolled products and extrusions businesses to Aleris International for a gross consideration of €826 million (circa £570 million), achieving its stated aim to focus on its carbon steel operations.

It is expected that Corus will publish its quarterly results for the period ending 30 September 2006 on or before 29 November 2006.

9.  The Corus pension schemes

Before Tata Steel announced its proposed acquisition of Corus, discussions took place between Tata Steel and the chairmen and committees of the trustees of the two main UK Corus pension schemes, namely the British Steel Pension Scheme and the Corus Engineering Steels Pension Scheme and their advisers regarding the future funding and security of those schemes.

The resulting memorandum of understanding has now been approved by the full trustee boards of both schemes, subject to completion of detailed legal documentation and reasonable due diligence. The memorandum confirms Tata Steel’s support for the schemes.

Tata Steel has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steels Pension Scheme, by paying £126 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. of pensionable earnings until 31 March 2009. The schemes will have a security and guarantee structure similar to that of the new Debt Facilities (which are described in paragraph 10 of Part Two of this document) but will in certain respects be limited in time, amount and enforcement rights.

The Acquisition is not expected to have any impact on the position or future funding of the Stichting Pensioenfonds Hoogovens which is its main scheme for past and present employees based in The Netherlands.

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

10. Effect on the Corus Share Schemes

The effect of the Acquisition on the Corus Share Schemes is described in paragraph 14 of Part Two of this document.

An explanation of the implications of the Acquisition for participants with subsisting entitlements under the Corus Share Schemes and the courses of action available to them will be set out in separate letters to the participants to be despatched on or around the date of this document.

11. Effect on Convertible Bondholders

The Scheme will extend to any Corus Shares issued upon conversion of Convertible Bonds at or before the Scheme Record Time. The Scheme will not extend to Corus Shares issued upon conversion of Convertible Bonds after that time. By virtue of the new article 147 proposed to be inserted into the Corus Articles at the EGM, Corus Shares issued after the Scheme Record Time will automatically be transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in return for the same consideration as Corus Shareholders are entitled to receive under the Scheme.

An explanation of the implications of the Acquisition for holders of Euro Bonds will be set out in a letter made available to such holders. The Euro Bonds mature in accordance with their terms prior to the expected Effective Date. No separate proposal will be made to these holders.

A separate proposal (which is subject to the Scheme becoming effective) will be made to holders of the Dutch Bonds on or around the date of this document. This proposal involves Corus Nederland B.V. offering to amend the terms and conditions of the Dutch Bonds so that they are redeemed early at or about the Effective Date of the Scheme. The holders of the Dutch Bonds will be able to vote on this proposal at a bondholders meeting.

12. Corus Deferred Shares

The issued share capital of Corus includes 3,130,418,153 deferred shares of 40 pence each. As shareholders were notified at the time, these Corus Deferred Shares were created in connection with a capital reorganisation of Corus effected in December 2003 to facilitate the placing and open offer. From the time of their creation, the Corus Deferred Shares have carried no voting or dividend rights and are effectively worthless.

It is anticipated that Corus will exercise its authority, pursuant to the Corus Articles, to elect for a transfer of the Corus Deferred Shares to a nominee which will be registered as the holder of the Corus Deferred Shares. Under the Scheme, it is intended that the Corus Deferred Shares be cancelled for no consideration on the Effective Date. It is intended that the reserve arising from the cancellation of the Corus Deferred Shares will be capitalised in favour of Tata Steel UK by paying up New Corus Shares.

13. United Kingdom, United States and Dutch taxation

Your attention, if you are liable to UK tax, is drawn to paragraph 1 of Part Seven of this document.

Your attention, if you are liable to tax in the United States, is drawn to paragraph 2 of Part Seven of this document. You are advised to consult your own professional tax adviser about the particular tax consequences to you of any sale or disposition of Corus Shares or Corus ADSs, as well as the application of any state, local, federal, foreign or other tax laws.

Your attention, if you are liable to tax in The Netherlands, is drawn to paragraph 3 of Part Seven of this document.

If you are in any doubt about your tax position, or you are subject to taxation in any jurisdiction, other than the UK, the United States or The Netherlands, you are strongly advised to consult a professional independent financial adviser immediately.

14. Action to be taken

Your attention is drawn to pages 7 and 8 of this document which explain the actions you should take in respect of the Scheme.

15. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of their relevant jurisdiction. Overseas Shareholders should inform themselves about and observe all applicable legal requirements. Please refer to the important notice on page 4 of this document and to paragraph 18 of Part Two of this document for further details.

16. Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Acquisition to be fair and reasonable, so far as Corus

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

Shareholders are concerned. Accordingly, the Corus Directors unanimously recommend that Corus Shareholders vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Corus Shares, representing approximately 0.1 per cent. of the existing share capital of Corus.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Acquisition and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

The Corus Directors cannot and do not give any advice or recommendation to Corus Shareholders as to whether, or to what extent, they should elect for the Loan Note Alternative in connection with the Scheme. Whether to elect, and the extent of any election, for the Loan Note Alternative is a matter for each Corus Shareholder to decide. Corus Shareholders should obtain professional independent financial advice if they are in any doubt as to the action they should take. US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative.

17. Further information

Your attention is also drawn to the Explanatory Statement set out in Part Two of this document which gives further details of the Scheme.

You should read the whole of this document and not just rely on the information contained in this letter or the Explanatory Statement.

Yours sincerely

J W Leng
Chairman

PART TWO: EXPLANATORY STATEMENT

Explanatory Statement
(in compliance with Section 426 of the Companies Act)

Credit Suisse Securities (Europe) Limited
Registered office:
One Cabot Square
London E14 4QJ
Registered in England and Wales
with registered number: 891554

10 November 2006

To: Corus Shareholders and ADS Holders and, for information only, to participants in the Corus Share Schemes

Dear Shareholder or ADS Holder,

Recommended Acquisition of Corus by Tata Steel UK

1.	Introduction

On 20 October 2006, the boards of Corus, Tata Steel and Tata Steel UK announced that they had reached agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus by Tata Steel UK at a price of 455 pence in cash for each Corus Share, to be effected by means of a scheme of arrangement of Corus under Section 425 of the Companies Act.

The Board has been advised by Credit Suisse, JP Morgan Cazenove and HSBC in connection with the Acquisition. Credit Suisse has been authorised by the Board to write to you on its behalf to explain the terms of the Acquisition and, in particular, the Scheme, and to provide you with other relevant information.

Your attention is drawn to the letter from Jim Leng, the Chairman of Corus, set out in Part One of this document, which forms part of this Explanatory Statement. That letter contains, among other things, (a) information on the background to and reasons for the Corus Directors recommending the Acquisition, and (b) the unanimous recommendation by the Corus Directors to Corus Shareholders to vote in favour of the Scheme at the Court Meeting and to vote in favour of the resolution required to effect the Acquisition to be proposed at the EGM, as they have irrevocably undertaken to do in respect of their own respective beneficial holdings of Corus Shares.

Statements made or referred to in this letter which refer to Tata Steel UK’s and/or Tata Steel’s reasons for the Acquisition and to the intentions and expectations regarding Tata Steel UK and/or Tata Steel and the Enlarged Group reflect the views of the directors of Tata Steel UK and/or, as the case may be, Tata Steel. Statements made in, or deemed to be included in, this letter which refer to the background to and reasons for the recommendation of the Corus Directors reflect the views of the Corus Directors. Other information on the businesses of Tata Steel UK, Tata Steel and Corus reflects the beliefs of the directors of Tata Steel UK, Tata Steel and Corus, as the case may be, unless otherwise indicated.

This Explanatory Statement contains a summary of the provisions of the Scheme. The Scheme is set out in full in Part Four of this document. Your attention is also drawn to the information contained in other parts of this document, all of which form part of this Explanatory Statement.

The attention of Overseas Shareholders is drawn in particular to the important notice on page 4 of this document and to paragraph 18 of this Part Two.

2.	Summary of the Acquisition and the Scheme

2.1	Consideration

The Acquisition is proposed to be effected by means of a scheme of arrangement between Corus and its shareholders under section 425 of the Companies Act. The Scheme is subject to the satisfaction (or waiver) of the Conditions as described in paragraph 2.3 below and as set out in full in Part Three of this document. Following the Scheme becoming effective, the entire issued share capital of Corus will be held by Tata Steel UK.

In accordance with the terms of the Scheme, subject to elections made under the Loan Note Alternative, Corus Shareholders at the Scheme Record Time will be entitled to receive:

for each Corus Share	455 pence in cash

PART TWO:     EXPLANATORY STATEMENT

This represents a price of 910 pence in cash for each Corus ADS. Each ADS represents two Corus Shares.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately £4.3 billion and the Price represents:

(i)	on an enterprise value basis, a multiple of approximately 7.9 times EBITDA from continuing operations for the twelve months to 1 July 2006 (excluding the non-recurring pension credit of £96 million) and a multiple of approximately 5.4 times EBITDA from continuing operations for the year ended 31 December 2005;

(ii)	a premium of approximately 26.2 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(iii)	a premium of approximately 19.5 per cent. to the average closing mid-market price of 380.7 pence per Corus Share for the month ended 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(iv)	a premium of approximately 11.7 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus; and

(v)	a premium of approximately 287.2 per cent. to the implied price of 117.5 pence per Corus Share in the Company’s placing and open offer in December 2003 (such implied price taking into account the subsequent share capital consolidation).

2.2	Loan Note Alternative

Scheme Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) will be entitled to elect, as an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Scheme, to receive Loan Notes issued by Tata Steel UK on the following basis:

for every £1 of cash consideration	£1 nominal value of Loan Notes

The Loan Notes, which will be governed by English law, will be guaranteed as to the payment of principal and interest by ABN AMRO but will otherwise be unsecured. The Loan Notes will bear interest from the date of issue payable to the relevant holder of Loan Notes every six months in arrear (less any tax required by law to be deducted or withheld therefrom) on 30 June and 31 December in each year, at a rate per annum calculated to be 1 per cent. below six month sterling LIBOR to be determined on the first Business Day of each such interest period. The first interest payment will fall due on 30 June 2007 and will be in respect of the period from (and including) the date of issue of the relevant Loan Note to (but excluding) 30 June 2007.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the Noteholder, in whole or in part, on 30 June or 31 December in any year after the first date on which the Loan Notes have been in issue for at least six months or, if such day is not a Business Day, on the next following Business Day. Where part only of a Noteholder’s Loan Notes are to be redeemed, the Loan Notes to be redeemed must comprise a minimum nominal value of £500. Any Loan Notes outstanding on 30 June 2013 will be redeemed at par (together with accrued interest) on that date.

Tata Steel UK may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for more than 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below £2 million. In addition, Tata Steel UK may purchase any Loan Notes which have been in issue for more than 6 months at a price by tender available to all holders of Loan Notes alike (provided that under the terms of such tender offer, no holders of Loan Notes will be required to sell their Loan Notes to Tata Steel UK), or otherwise by agreement with any holder of Loan Notes.

The Loan Notes will be issued by Tata Steel UK, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will not be transferable other than by a Noteholder to a spouse/civil partner, parent, child, certain other family members, or a family trust, or by the trustee of the Corus Group Employee Share Ownership Plan to the relevant beneficial owner of the Loan Notes. No application will be made for the Loan Notes to be listed on, or dealt on, any stock exchange or other trading facility.

Unless Tata Steel UK decides otherwise, no Loan Notes will be issued unless, on or before the Effective Date, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £20 million. The maximum aggregate value of Loan Notes available under the Loan Note Alternative is £400 million.

The Loan Note Alternative will be conditional upon the Scheme becoming effective and will remain open for election until the Loan Note Deadline.

PART TWO:     EXPLANATORY STATEMENT

ABN AMRO and Deutsche Bank have advised that, based on market conditions as at 6 November 2006 (being the latest practicable date prior to the publication of this document), in their opinion the value of the Loan Notes (if the Loan Notes had then been in issue) would have been not less than 98 pence per £1 nominal value.

A summary of the principal terms and conditions of the Loan Notes is set out in Part Five of this document. Notes on how to elect for Loan Notes are set out in Part Six of this document.

A non-exhaustive general summary of certain UK tax consequences for Corus Shareholders who validly elect for the Loan Note Alternative is contained in Part Seven of this document.

If any US Holder, ADS Holder or Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such US Holder, ADS Holder or Restricted Overseas Person will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration pursuant to the Scheme.

2.3	Conditions

The Acquisition and, accordingly, the Scheme are subject to a number of conditions, set out in full in Part Three of this document. The conditions include: (i) shareholder approval and the sanction of the Scheme and confirmation of the Reduction of Capital by the Court; and (ii) merger clearance being received from the European Commission.

With regard to the first of those conditions, the Scheme will require approval by Corus Shareholders at the Court Meeting and the EGM and the subsequent sanction of the Court at the Scheme Hearing and the Reduction Hearing. The Meetings and the nature of the approvals required to be given at them are described in more detail in paragraph 3 of this Part Two. All Corus Shareholders are entitled to attend the Scheme Hearing and the Reduction Hearing in person, or through representation, to support or oppose the sanctioning of the Scheme and the confirmation of the Reduction of Capital.

With regard to the second of those conditions, the Scheme is conditional upon the European Commission granting merger clearance without opening Phase II proceedings or making a referral to a national competition authority.

The Scheme can only become effective if all conditions, including shareholder approvals and the sanction of the Court, have been satisfied (or, other than certain conditions, waived).

Under the financing arrangements (details of which are contained in paragraph 10 of this Part Two and paragraph 10 of Part Nine), Tata Steel UK has agreed, save as may be required by the Panel or the Court, not to waive, amend, withdraw or agree not to enforce any material term or condition of the Scheme in any material respect without the prior consent of the agent for each debt facility agreement forming part of the financing arrangements described in paragraph 10 of Part Nine of this document.

The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of both of the Court Orders and the registration by the Registrar of Companies of the Reduction Court Order which, subject to the sanction of the Scheme by the Court, is expected to occur on 16 January 2007. Unless the Scheme becomes effective by 20 July 2007, or such later date as Corus and Tata Steel UK agree and (if required) the Court will allow, the Scheme will not become effective and the Acquisition will not proceed.

2.4	The Scheme

(A) Scheme mechanism

The Acquisition is to be effected by means of a scheme of arrangement between Corus and its shareholders under section 425 of the Act. The provisions of the Scheme are set out in full in Part Four of this document. The purpose of the Scheme is to provide for Tata Steel UK to become the owner of the Scheme Shares. This is to be achieved under the Scheme as follows:

(i)	the cancellation of the Cancellation Shares (including those represented by Corus ADSs) and the application of the reserve arising from such cancellation in paying up in full a number of New Corus Shares which is equal to the number of Cancellation Shares cancelled and issuing the same to Tata Steel UK;

(ii)	the cancellation of the Corus Deferred Shares for no consideration and the application of the reserve arising from such cancellation in paying up in full further New Corus Shares and issuing the same to Tata Steel UK; and

(iii)	the subsequent transfer by Corus Shareholders to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) of Loan Note Elected Shares in respect of which valid elections for Loan Notes are made and accepted under the Loan Note Alternative in accordance with the terms of the Scheme.

PART TWO:     EXPLANATORY STATEMENT

Scheme Shareholders who are on the register of Corus at the Scheme Record Time will then receive cash and/or Loan Notes as appropriate.

In order to become effective, the Scheme must be approved by a simple majority in number representing seventy five per cent. or more in value of the Corus Shares held by the Corus Shareholders present and voting in person or by proxy at the Court Meeting and, in addition, a special resolution is required to implement the Scheme which must be passed at the EGM. Under the Act, the Scheme is also subject to the approval of the Court at the Scheme Hearing, which is expected to be held on 11 January 2007 and the Reduction Hearing, which is expected to be held on 15 January 2007. If the Scheme becomes effective, it will be binding on all Corus Shareholders irrespective of whether or how they voted in respect of the Scheme. If the Scheme becomes effective, it will also be binding on the ADS Depositary in respect of the Corus Shares underlying the ADSs, irrespective of whether or how ADS Holders instructed the ADS Depositary to vote in respect of the Scheme.

Voting at the Court Meeting and the EGM will be by poll. Therefore, each Corus Shareholder, at the Court Meeting and the EGM, present in person or by proxy will be entitled to one vote for each Corus Share held, as appropriate.

It is expected that application will be made to the London Stock Exchange for Corus Shares to cease to be admitted to trading on its market for listed securities as of the Effective Date. After the Effective Date, it is intended that application will be made to the UK Listing Authority for the listing of Corus Shares on the Official List to be cancelled and that the listing of Corus Shares on the Amsterdam Stock Exchange will be terminated. The last day of dealings in, and for registration of transfers of, Corus Shares is expected to be 12 January 2007, following which all Corus Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities and the Amsterdam Stock Exchange. The last day of dealings in, and for registration of transfers of, Corus ADSs is expected to be 12 January 2007. No transfers of Corus ADSs will be registered after the close of business (New York time) on this date.

On the Effective Date, the Corus ADS programme and the Deposit Agreement will be terminated and, following the Effective Date, the Corus ADSs will be de-listed from the New York Stock Exchange and the Corus ADSs and the underlying Corus Shares will be deregistered with the SEC.

On the Effective Date, share certificates in respect of the Scheme Shares will cease to be valid documents of title and should be destroyed. In addition, on the Effective Date, entitlements to Scheme Shares held within CREST will be cancelled.

(B) Sanction of the Scheme by the Court

Under the Act, the Scheme requires the sanction of the Court. The hearings to sanction the Scheme and confirm the Reduction of Capital comprised in the Scheme are expected to be held on 11 January 2007 and 15 January 2007 respectively. Tata Steel UK has confirmed that it will be represented by Counsel at such hearings so as to consent to the Scheme and undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Court Orders to the Registrar of Companies and the registration by the Registrar of Companies of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on all Corus Shareholders, irrespective of whether or not they attended the Meetings or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the EGM. If the Scheme does not become effective by 20 July 2007 (or such later date as Tata Steel UK and Corus may agree and (if required) the Court may allow) the Scheme will not become effective and the Acquisition will not proceed.

(C) Option to Convert to Transfer Scheme

Under the Implementation Agreement, Tata Steel UK reserved the right to modify the Scheme and to implement the Acquisition by means of a “transfer scheme”. In the event that Tata Steel exercises such right, all of the Scheme Shares (but not the Corus Deferred Shares) will not be cancelled but will be transferred from Corus Shareholders to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) pursuant to the Scheme. In such circumstances, Scheme Shareholders will be entitled to receive the same cash consideration of 455 pence for each Corus Share and Scheme Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) will be entitled to elect for the Loan Note Alternative in accordance with the terms of the Scheme. In addition, the summary information on UK taxation in paragraph 1 of Part Seven, the summary information on US taxation in paragraph 2 of Part Seven and the summary information on Dutch taxation in paragraph 3 of Part Seven will apply irrespective of whether Tata Steel UK exercises its right to implement the Acquisition by means of a “transfer scheme”. Tata Steel UK and/or its nominee(s) (holding on bare trust for Tata Steel UK) will acquire the Scheme Shares fully paid, with full title guarantee, free from all liens, equities, charges, encumbrances and other interests and together with all rights at the Effective Date or thereafter attached thereto including the right to receive and retain all dividends and other distributions declared, paid or made thereon, on or after the Effective Date.

PART TWO:     EXPLANATORY STATEMENT

In such circumstances, each Scheme Share will be transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) and to give effect to such transfer Tata Steel UK may appoint a person to execute as transferor an instrument or instruction of transfer of any Scheme Shares and every instrument or instruction of transfer so executed will be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

In the event that Tata Steel UK exercises its right to modify the Scheme and to implement the Acquisition by means of a “transfer scheme” the Corus Deferred Shares will not be cancelled pursuant to, or otherwise be subject to, the Scheme but will be left outstanding.

If Tata Steel UK exercises its right to modify the Scheme and implement the Acquisition by way of a “transfer scheme”, Corus will modify the original terms of the Scheme, as set out in Part Four of this document, subject to the approval of the Court, as follows:

(i)	the definitions of “Cancellation Shares”, “Corus Deferred Shares”, “Court Orders”, “New Corus Shares”, “Reduction Court Order”, “Reduction of Capital”, “Transfer Shareholder” and “Transfer Shares” will be deleted in their entirety. In addition, a new definition of “Loan Note Elected Shares” will be added which will mean “Scheme Shares (if any) in respect of which valid elections for the Loan Note Alternative shall have been made in accordance with this Scheme”. The definition of “Relevant Holders” will be amended to refer to “Scheme Shares (other than Loan Note Elected Shares)” rather than “Cancellation Shares” and the definition of “Scheme Record Time” will be amended to refer to “6.00 p.m. (London time) on the day immediately before the date of the hearing of the Court to sanction the Scheme pursuant to Section 425 of the Act”;

(ii)	recital (E) will be amended to delete the existing reference to the hearing to confirm the Reduction of Capital;

(iii)	clauses 1, 5, 7.1 and 8.1(ii) will be deleted in their entirety and the other clauses in the Scheme as well as the cross-references in the Scheme will be re-numbered accordingly;

(iv)	clause 2 will be amended such that existing references to “cancellation” will be changed to “transfer” and references to “Cancellation Shares” will be changed to “Scheme Shares”. In addition, the words “and the allotment and issue of the New Corus Shares to Tata Steel UK as provided for in sub-clause 1.2” will be deleted in their entirety;

(v)	clause 3 will be amended such that existing references to “Transfer Shares” will be changed to “Loan Note Elected Shares”. In addition, existing references to “Cancellation Shares” will be changed to “Scheme Shares”;

(vi)	clause 4 will be amended such that existing references to “Transfer Shares” will be changed to “Scheme Shares” and the words “Forthwith upon the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Corus Shares to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) but subject to clauses 3.2 and 3.3 of this Scheme” will be deleted in their entirety from clause 4.1. In addition, the words “provided that the Loan Note Elected Shares (if any) shall be acquired at the same time as or after those Scheme Shares which are not themselves Loan Note Elected Shares” shall be added at the end of clause 4.1;

(viii)	clause 6.1 will be amended such that existing references to “Cancellation Shares” will be changed to “Scheme Shares (other than the Loan Note Elected Shares)” and existing references to “Transfer Shares” will be changed to “Loan Note Elected Shares”. In addition, the words “against the execution of any instrument of or instruction to transfer referred to in clause 4 of this Scheme” will be removed from clause 6.1(C) and shall be inserted after the word “shall” in the second line of clause 6.1; and

(ix)	clause 7.2 will be amended such that existing references to “Transfer Shares” will be changed to “Scheme Shares”.

(D) Option to Convert to Offer

Tata Steel UK has reserved the right to elect to implement the Acquisition by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In the event that Tata Steel UK exercises such right, any such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. In addition, the acceptance condition for the Offer will be set at seventy five per cent. of the shares to which it relates, and it will be a term of such Offer that it will remain open for acceptances for at least 14 days after the satisfaction of the merger clearance condition. If Tata Steel UK exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

PART TWO:     EXPLANATORY STATEMENT

2.5	Amendments to Corus Articles

It is proposed that the Corus Articles be amended to ensure that any Corus Shares which are issued to persons other than Tata Steel UK and/or its nominee(s) (holding on bare trust for Tata Steel UK) after the EGM but before the Scheme Record Time (including any such shares issued by that time on the exercise of options or satisfaction of awards under the Corus Share Schemes) will be subject to and bound by the Scheme. Any Corus Shares issued on or after the Scheme Record Time will not be subject to the Scheme. Accordingly, it is proposed that the Corus Articles be amended so that any Corus Shares issued to any person (other than under the Scheme or to Tata Steel UK and/or its nominee(s) (holding on bare trust for Tata Steel UK)) on or after the Scheme Record Time will automatically be acquired by Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in consideration of the payment by Tata Steel UK of such amount of cash or Loan Notes (subject to conditions) as would have been payable pursuant to the Scheme for each such Corus Share as if it were a Scheme Share.

The proposed amendments to the Corus Articles are set out in the Notice of Extraordinary General Meeting in Part Twelve of this document.

2.6	Treatment of Corus ADSs

Holders of Corus ADSs will not be entitled to attend or vote at the Court Meeting or the EGM. However, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote at the Court Meeting and the EGM in respect of the Corus Shares underlying their Corus ADSs. The ADS Depositary will endeavour in so far as is practicable to vote, or cause to be voted, at the Court Meeting and the EGM, the number of Corus Shares represented by such Corus ADSs in accordance with the instructions of the registered holder of such Corus ADSs.

ADS Holders may sign and complete an ADS Voting Instruction Card in accordance with the instructions printed thereon, which should be returned by mail to The Bank of New York, Attention: American Depositary Receipt Administration, 101 Barclay Street, New York, NY 10286 United States, as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 27 November 2006. ADS Holders who hold Corus ADSs indirectly must rely on the procedures of their bank, broker or financial institution or share plan administrator through which they hold their Corus ADSs if they wish their voting instructions to be reflected on an ADS Voting Instruction Card and received by the ADS Depositary by this deadline.

If the ADS Depositary fails to receive an ADS Voting Instruction Card from a registered holder of Corus ADSs prior to the deadline, then the ADS Depositary will not vote the Corus Shares underlying the Corus ADSs of such holder, and, accordingly, such shares will not be represented and will not be voted at the Court Meeting or the EGM. The Deposit Agreement provides in Section 4.07 that the ADS Depositary shall not vote the Corus Shares underlying Corus ADSs except in accordance with written instructions from the registered holder of such Corus ADSs.

Pursuant to the Notice of Termination which is being sent to holders of Corus ADSs with this document, the Deposit Agreement through which the ADS programme is operated will be terminated on the Effective Date. The Notice of Termination is conditional on the Scheme becoming effective.

Holders of Corus ADSs who wish to attend the Court Meeting or the EGM or to be present at the Court hearings should arrange for the surrender of their Corus ADSs to the ADS Depositary and delivery of Corus Shares in accordance with the terms and conditions of the Deposit Agreement so as to become registered holders of Corus Shares prior to the Voting Record Time.

2.7	Effect on Convertible Bondholders

The Scheme will extend to any Corus Shares issued upon conversion of Convertible Bonds at or before the Scheme Record Time. The Scheme will not extend to Corus Shares issued upon conversion of Convertible Bonds after that time. By virtue of the proposed new article 147 to be inserted into the Corus Articles at the EGM, Corus Shares issued after the Scheme Record Time will automatically be transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in return for the same consideration as Corus Shareholders are entitled to receive under the Scheme.

An explanation of the implications of the Acquisition for holders of Euro Bonds will be set out in a letter made available to such holders. The Euro Bonds mature in accordance with their terms prior to the expected Effective Date. No separate proposal will be made to these holders.

A separate proposal (which is subject to the Scheme becoming effective) will be made to holders of the Dutch Bonds on or around the date of this document. This proposal involves Corus Nederland B.V. offering to amend the terms and conditions of the Dutch Bonds so that they are redeemed early at or about the Effective Date of the Scheme. The holders of the Dutch Bonds will be able to vote on this proposal at a bondholders meeting.

PART TWO:     EXPLANATORY STATEMENT

2.8	Corus Deferred Shares

The issued share capital of Corus includes 3,130,418,153 deferred shares of 40 pence each. These Corus Deferred Shares were created in connection with a capital reorganisation of Corus effected in December 2003. They carry no voting or dividend rights and are effectively worthless.

It is anticipated that Corus will exercise its authority, pursuant to the Corus Articles, to elect for a transfer of the Corus Deferred Shares to a nominee which will be registered as the holder of the Corus Deferred Shares. Under the Scheme, it is intended that the Corus Deferred Shares be cancelled for no consideration on the Effective Date. The reserve arising from the cancellation of the Corus Deferred Shares will be capitalised in favour of Tata Steel UK by paying up New Corus Shares.

3.	The Meetings

The Scheme will require the approval of Corus Shareholders at, respectively, the Court Meeting and at a separate EGM, both of which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 4 December 2006. The Court Meeting will start at 10.00 a.m. on that date and the EGM at 10.15 a.m., or as soon thereafter as the Court Meeting is concluded or adjourned.

The Court Meeting is being held at the direction of the Court to seek approval of Corus Shareholders for the Scheme. The EGM is being convened to enable the Corus Directors to implement the Scheme and to amend the Corus Articles as described in paragraph 2.5 of this Part Two and as set out in full in the Notice contained in Part Twelve of this document.

Notices of the Court Meeting and the EGM are set out in Parts Eleven and Twelve respectively of this document. Entitlement to attend and vote at these Meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Corus at the Voting Record Time.

If the Scheme becomes effective, it will be binding on all Corus Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. Although ADS Holders will not be entitled to attend or vote at the Court Meeting or the EGM, they may instruct the ADS Depositary as to how to vote the Corus Shares underlying their ADSs at the Meetings. If the Scheme becomes effective, it will also be binding on the ADS Depositary in respect of the Corus Shares underlying the ADSs, irrespective of how ADS Holders instructed the ADS Depositary to vote at the Meetings.

Any Corus Shares which Tata Steel UK may acquire prior to the Court Meeting or the EGM (and any Corus Shares which any member of the Tata Steel Group holds at the date of the Court Meeting or EGM) are not Scheme Shares and therefore no member of the Tata Steel Group is entitled to vote at the Court Meeting in respect of the Corus Shares held or acquired by it and will not exercise the voting rights attaching to these Corus Shares at the EGM. Each such member of the Tata Steel Group will undertake to be bound by the Scheme.

3.1	Court Meeting

The Court Meeting, which has been convened for 10.00 a.m. on 4 December 2006, is being held at the direction of the Court for the purpose of enabling Corus Shareholders to consider and, if thought fit, approve the Scheme in order for the Court to be satisfied that the Scheme has sufficient shareholder support. The Court will not grant the Court Orders unless the Scheme is approved by Corus Shareholders at the Court Meeting by the requisite statutory majority.

At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Corus Share held at the Voting Record Time. In order for the Scheme to be approved at the Court Meeting it must be approved by a simple majority in number of those Corus Shareholders present and voting in person or by proxy representing not less than three-quarters in nominal value of the Corus Shares held by those Corus Shareholders present and voting in person or by proxy.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Corus Shareholder opinion. You are therefore strongly encouraged to sign and return your Forms of Proxy as soon as possible, and in any event so as to be received no later than 10.00 a.m. on 2 December 2006.

3.2	Extraordinary General Meeting

The EGM has been convened for 10.15 a.m. on the same date as the Court Meeting or as soon thereafter as the Court Meeting is concluded or adjourned to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than seventy five per cent. of the votes cast in person or by proxy) to approve:

(A) the Scheme;

PART TWO:     EXPLANATORY STATEMENT

(B)	(i)	the cancellation of the Cancellation Shares (including those which are represented by Corus ADSs) and the Corus Deferred Shares in accordance with the Scheme;

	(ii)	a reduction of Corus’ share capital equal to the nominal value of the Cancellation Shares and the nominal value of the Corus Deferred Shares and the subsequent issue of New Corus Shares to Tata Steel UK in accordance with the Scheme; and

	(iii)	the giving of authority to the Corus Board pursuant to section 80 of the Companies Act to allot securities in Corus; and

(C)	certain amendments to the Corus Articles as described in paragraph 2.5 of this Part Two and as set out in full in the Notice contained in Part Twelve of this document.

4.	Implementation Agreement

Tata Steel, Tata Steel UK and Corus have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. In particular, the Implementation Agreement contains the principal provisions described below.

4.1	Undertakings to implement the Scheme

Corus has undertaken to Tata Steel and Tata Steel UK to take certain steps to implement the Scheme in accordance with an agreed indicative timetable, including the despatch of this document, convening the Court Meeting and the EGM, and taking steps to seek the Court Orders at the Scheme Hearing and the Reduction Hearing to make the Scheme effective.

Corus’ obligations under the Implementation Agreement to take steps to implement the Scheme are subject to the fiduciary duties of the Corus Directors. In summary:

(A)	the implementation obligations cease if, prior to the posting of this document, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to give (or not withdraw or adversely modify) a recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code;

(B)	the implementation obligations (other than the obligation to hold the Court Meeting and the EGM and obligations related thereto) cease if, following the posting of this document but prior to the holding of the Meetings, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to withdraw or adversely modify their recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code; and

(C)	the implementation obligations cease if, following the resolutions at the Court Meeting and the EGM being passed by the requisite majorities but before the Court has granted the Scheme Court Order, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to seek the Scheme Court Order at the Scheme Hearing (or any ancillary or preparatory step) would be a breach of their fiduciary duties or their obligations under the Code.

In addition, Corus has certain rights to seek an adjournment of the Court Meeting and/or the EGM where a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to do so would be a breach of their fiduciary duties or their obligations under the Code. In addition, subject to the fiduciary duties of the Corus Directors, Tata Steel UK has certain rights to require, acting reasonably, the Corus Directors to seek an adjournment of the Court Meeting and/or the EGM.

4.2	Inducement Fee

As a pre-condition to Tata Steel UK agreeing to announce the Scheme, Corus has agreed to pay the Inducement Fee to Tata Steel UK if, after the announcement of the Scheme, the Acquisition is withdrawn or lapses without becoming unconditional in all respects and:

(A)	prior to such withdrawal or lapse, the Corus Directors either do not unanimously recommend the Acquisition or, having made such a recommendation, withdraw or adversely modify it; or

(B)	(where the Acquisition is being made by way of the Scheme) following the resolutions to be proposed at each of the Court Meeting and the EGM having been passed by the requisite majorities, the Corus Directors do not, in breach of the Implementation Agreement or because their fiduciary duties require it, seek the Scheme Court Order at the Scheme Hearing; or

(C)	prior to such withdrawal or lapse, a public announcement of an Alternative Proposal is made and such Alternative Proposal is declared (whether before or after the withdrawal or lapse of the Acquisition) unconditional in all respects, becomes effective or otherwise completes.

PART TWO:     EXPLANATORY STATEMENT

In relation to the provisions described above, Corus will not be regarded as having withdrawn or adversely modified its recommendation where any adjournment of the Court Meeting and/or the EGM or any postponement of the despatch of this document is made with the consent of Tata Steel and Tata Steel UK.

The Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC consider the Inducement Fee and the circumstances in which it may become payable to be in the best interests of Corus and Corus Shareholders and ADS Holders.

4.3	Non-solicitation arrangements

Corus has undertaken not to solicit, encourage, initiate or otherwise seek to procure any Competing Proposal, nor to enter into or participate in any discussions or negotiations or correspondence relating to any Competing Proposal, save that Corus is not prohibited from responding to unsolicited enquiries from third parties (nor from providing due diligence information to them) to the extent that the Corus Directors consider that they would be in breach of their fiduciary duties not to do so. Corus is also free to provide any information duly requested by any regulatory authority.

Corus has also agreed to inform Tata Steel UK promptly of any approach received from a third party relating to a Competing Proposal, including the material terms thereof. It has also agreed to inform Tata Steel UK of any request for information by a third party received by it under Rule 20.2 of the Code.

4.4	Termination

The Implementation Agreement may be terminated in the following circumstances:

(A)	by agreement in writing between Tata Steel, Tata Steel UK, and Corus at any time;

(B)	if the Effective Date has not occurred (or, if the Acquisition is being implemented by way of an Offer, the Offer has not been declared wholly unconditional) by 20 July 2007 or such lesser period permitted or required by the Panel;

(C)	upon service of a written notice by Tata Steel UK on Corus stating that: (i) any of the conditions to the Scheme or Offer which has not been waived is (or has become) incapable of satisfaction and (where capable of waiver) will not be waived, and (ii) the Panel has finally determined that the circumstances are of such material significance that it has permitted the Acquisition to be withdrawn;

(D)	one month following the date of the Court Meeting or the EGM (or such lesser period of time as may be permitted or required by the Panel), if the Scheme is not approved by the requisite majority of Corus Shareholders at the Court Meeting or the resolution to be proposed at the EGM is not passed by the requisite majority at the EGM and Tata Steel UK has not exercised its right to implement the Acquisition by means of an Offer within such period;

(E)	one month following the date of the Reduction Hearing (or such lesser period as may be permitted or requested by the Panel) if the Court refuses to sanction the Scheme and Tata Steel UK has not exercised its right to implement the Acquisition by means of an Offer within such period; or

(F)	if Corus pays the Inducement Fee to Tata Steel UK.

4.5	Conduct of business

Corus has undertaken that prior to the earlier of (i) the Effective Date or (ii) the termination of the Implementation Agreement in accordance with its terms, it will not (and will procure that no member of the Corus Group shall) without the prior written consent of Tata Steel UK:

(A)	take any action requiring the approval of Corus Shareholders in general meeting or the consent of the Panel under Rule 21 of the City Code, or enter into or agree to enter into any transaction which would require the approval of Corus Shareholders under the Listing Rules;

(B)	commit or authorise capital expenditure (other than in the normal course of business, as provided for in the current business plan for 2006 and 2007); or

(C)	other than in the normal course of business, terminate or vary, in a material way, the terms and conditions of employment of any executive director or member of the Executive Committee of Corus, or induce or cause any such person to terminate their employment contract. Corus may, however, subject to consultation with Tata Steel UK, increase the remuneration of such persons.

With effect from the date of this document, Corus has also undertaken to use all reasonable endeavours to (and to procure that members of the Corus Group shall) upon the reasonable request of Tata Steel UK and Tata Steel and at the cost and expense of Tata Steel UK and Tata Steel:

(A)	facilitate discussions with the providers of finance to the Corus Group under its existing credit facilities and provide such other reasonable assistance and co-operation in relation to the same as Tata Steel UK or Tata Steel may reasonably request;

PART TWO: EXPLANATORY STATEMENT

(B)	provide such information, assistance and co-operation as Tata Steel UK or Tata Steel may reasonably request in relation to the financing or refinancing of the Acquisition and/or of the existing financing of the Corus Group, including providing the information to enable Tata Steel UK and Tata Steel to finalise the structure of the holding companies of Corus and the post-Acquisition structuring of the Corus Group, to co-operate in the preparation of any bank syndication documentation, to co-operate in the preparation of any US securities filing requirements, to co-operate with prospective lenders and their advisers in conducting their due diligence, and to make senior management of the Corus Group reasonably available for presentations in connection with any syndication; and

(C)	provide all information, assistance and access as may be reasonably required by Tata Steel UK or Tata Steel to ensure that any accountants’ and other reports required in connection with the giving of financial assistance may, if required, be given immediately after the Effective Date (or, if Tata Steel exercises its right to effect the Acquisition by way of a takeover offer, as soon as reasonably practicable after such takeover offer is declared unconditional in all respects).

5.	Information on Corus and current trading

Corus is one of the world’s largest steel producers. Operations are organised into three principal divisions: Strip Products, Long Products and Distribution & Building Systems. Corus employs approximately 41,000 people, the majority of whom are based in the UK, The Netherlands and other Western European locations.

Corus’ strategy is focused on carbon steel to further develop a strong and sustainable competitive position in its Western European markets and locations and to improve its exposure to lower cost, higher growth regions.

The Corus Group produces carbon steel at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in The Netherlands at IJmuiden. Engineering steels are produced in the UK at Rotherham using the electric arc furnace method. Corus also has processing facilities in North America and Europe.

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency and distribution agreements. There is an extensive network in the EU, while outside the EU Corus has sales offices in around 30 countries, supported by a worldwide trading network. Combining this global expertise with local consumer service, Corus offers value, reliability and innovation. The Corus name and product brands represent quality and strength, generating customer loyalty.

In 2005, about 60 per cent. of Corus’ crude steel production was rolled into hot rolled coil. Most of the remainder was processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 35 per cent. of hot rolled coil was sold without further processing, approximately 55 per cent. was further processed in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Corus Group’s steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For the year ended 31 December 2005, Corus reported revenues of approximately £9.2 billion, EBITDA of £947 million and profit after tax of £432 million (all as restated for continuing operations in the first quarter 2006 results announcement, thus excluding the downstream aluminium rolled products and extrusion businesses which were sold in August 2006).

For the half year ended 1 July 2006, on a continuing operations basis, Corus reported revenues of approximately £4.7 billion, EBITDA of £433 million and profit after tax of £106 million.

On 1 August 2006, Corus completed the sale of its downstream aluminium rolled products and extrusion businesses to Aleris International, Inc. for a gross consideration of €826 million (circa £570 million). The net proceeds after deducting pension liabilities, net debt and minority interests were €696 million (circa £480 million). In 2005, Corus’ downstream aluminium rolled products and extrusions businesses generated a profit before taxation of €47 million (£32 million) and contributed external turnover of €1,428 million (£985 million) to the Corus Group. Gross assets related to these businesses, as at 1 January 2006, were €1,120 million (£772 million). However the purchase price is still subject to adjustment based upon the finalisation of the net working capital delivered and net debt transferred. The sale is not expected to result in a significant profit on disposal.

Save as disclosed in the unaudited interim results of Corus for the 6 months ended 1 July 2006, or as disclosed in paragraph 12 of Part Nine, there have been no material changes in the financial or trading position of Corus since 31 December 2005, being the date to which the latest published audited financial statements of the Corus Group were drawn up.

6.  Information on Tata Steel and Tata Sons

Tata Steel is India’s largest private sector steel company with 2005/06 revenues of $5.0 billion, a current market capitalisation of $6.6 billion and consolidated crude steel production of 5.3 million tonnes across India

PART TWO:     EXPLANATORY STATEMENT

and South-East Asia. It is a vertically integrated manufacturer and is one of the world’s most profitable and value creating steel companies.

Tata Steel intends to pursue a “de-integrated” business model for its future growth where the steel making facilities are located in proximity to the raw material source, and the finishing capacities are located close to the consumers. Over the past two years, it has shifted its focus from its domestic market to take advantage of the fast-growing steel market in South East Asia. Tata Steel has acquired finishing capacities in Asia — through NatSteel Asia in February 2005, which has a capacity of approximately 2 mtpa of finished steel and, in March 2006, acquired a 67 per cent. stake in Millennium Steel, Thailand, which has a capacity of 1.7 mtpa of steel — and now has operations spanning eight South East Asian and Pacific Rim countries.

In India, Tata Steel’s sales mix comprises approximately two thirds flat products and approximately one third long products. The flat products comprise hot rolled, cold rolled, tube products and coated products. Tata Steel also manufactures ferro-chrome and ferro-manganese products from its integrated chrome ore mines, and other products such as bearings. The long products comprise value-added finished products such as wires, wire rods and merchant re-bars, and also semi-finished products in the form of billets.

Tata Steel’s strategic intention is to focus on the high-end and fast-growing automotive sector and the expanding construction industry. It is pursuing an extensive expansion programme including targeted capacity expansion in its existing plants and a wide range of greenfield projects both in India and overseas. Furthermore, with its wire manufacturing facilities in India, Sri Lanka, and Thailand, Tata Steel intends to play a significant role in the global wire business.

For the financial years ended 31 March 2005 and 2006, Tata Steel reported (all on a consolidated basis) revenues of $3.92 billion and $5.01 billion respectively; EBITDA of $1.44 billion and $1.48 billion respectively; and profit before tax of $1.22 billion and $1.24 billion respectively. As at 31 March 2006, Tata Steel reported total consolidated shareholders’ funds of $2.31 billion.

For the six months ended 30 September 2006, Tata Steel reported (all on a consolidated basis) revenues of $2.88 billion, EBITDA of $0.86 billion and profit before tax of $0.71 billion.

Since 1 October 2006, production, selling prices and costs have been in line with management’s expectations and there are no known material trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on Tata Steel’s prospects for the current financial year.

Tata Sons is the promoter of Tata Steel and holds approximately 23.8 per cent. of the share capital of Tata Steel, (and other Tata companies own a further 6.4 per cent. of the share capital of Tata Steel), while other major shareholders include Life Insurance Corporation of India (which owned approximately 11.1 per cent. of the share capital of Tata Steel) and Janus Overseas Fund (which, together with its affiliates, owns approximately 5.9 per cent. of the share capital of Tata Steel) each as at 27 October 2006.

Tata Sons, Tata Steel and other Tata companies had combined revenues in 2005/06 of approximately $22 billion and Tata Sons’ investments are currently valued at approximately $50 billion.

During the last several years, Tata Sons has promoted major companies established in India. Over the years, these companies have developed businesses in a wide spectrum of industries. The principal business of Tata Sons is investment holding. The subscribed and paid up equity share capital of Tata Sons is 404.1 million Indian rupees as at 31 March 2006. Tata Sons has significant equity investments in other major Tata companies.

References to EBITDA in this paragraph are to EBITDA on an Indian GAAP basis.

7.    Information on Tata Steel UK and its parent companies

The following information relates to Tata Steel UK and its parent companies.

7.1   Tata Steel UK

Tata Steel UK, a UK resident wholly-owned indirect subsidiary of Tata Steel, was formed for the purpose of making the Acquisition. Tata Steel UK has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Acquisition and the financing of the Acquisition. Tata Steel UK was incorporated on 16 July 2006 and its entire issued share capital is held by Tulip UK Holdings (No. 3) Limited.

The current directors of Tata Steel UK are Balasubramanian Muthuraman, Koushik Chatterjee and Syed Anwar Hasan.

A number of other companies have also been incorporated for the purposes of the Acquisition. These are described below.

PART TWO:     EXPLANATORY STATEMENT

7.2	Tulip UK Holdings (No. 3) Limited, Tulip UK Holdings (No. 2) Limited and Tulip UK Holdings (No. 1) Limited

Each of Tulip UK Holdings (No. 3) Limited, Tulip UK Holdings (No. 2) Limited and Tulip UK Holdings (No. 1) Limited is a newly incorporated company formed for the purpose of the Acquisition. None of these companies have traded since incorporation, nor have they entered into any obligations, other than in connection with the Acquisition and financing of the Acquisition. Tulip UK Holdings (No. 3) Limited and Tulip UK Holdings (No. 2) Limited were incorporated on 14 September 2006. Tulip UK Holdings (No. 1) Limited was incorporated on 5 October 2006.

The current directors of each of these companies are Balasubramanian Muthuraman, Koushik Chatterjee and Syed Anwar Hasan.

Each of these companies is a wholly-owned indirect subsidiary of Tata Steel. The entire issued share capital of Tulip UK Holdings (No. 3) Limited is held by Tulip UK Holdings (No. 2) Limited. The entire issued share capital of Tulip UK Holdings (No. 2) Limited is held by Tulip UK Holdings (No. 1) Limited. The entire issued share capital of Tulip UK Holdings (No. 1) Limited is held by TATASTEEL Asia Holdings Pte Ltd.

7.3	TATASTEEL Asia Holdings Pte Ltd

TATASTEEL Asia Holdings Pte Ltd is a newly incorporated company formed in Singapore for the purpose of the Acquisition. TATASTEEL Asia Holdings Pte Ltd has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Acquisition and financing of the Acquisition. TATASTEEL Asia Holdings Pte Ltd was incorporated on 14 September 2006 and its entire issued share capital is held by Tata Steel.

The current directors of TATASTEEL Asia Holdings Pte Ltd are Sandip Biswas, Koushik Chatterjee, Lim Say Yan and Ishaat Hussain.

8.    Background to and reasons for the Acquisition

The proposed acquisition of Corus by Tata Steel UK is consistent with Tata Steel’s stated globalisation strategy. Tata Steel, which is one of the most profitable and value-creating steel companies in the world, has made a number of value-adding acquisitions which have been successfully integrated.

Tata Steel has in recent years pursued a robust strategy to produce cost competitive steel which caters to high-end product customers in the automotive, appliances and construction segments. Tata Steel has significant presence within these chosen segments in the high growth markets of the Indian sub-continent and South East Asia. Tata Steel has an extensive presence through distribution networks in India and South-East Asia including Singapore, Thailand, Vietnam, the Philippines and Australia. Tata Steel also has a significant focus on branding of its finished products and derived approximately US$865 million in revenue in the year ended 31 March 2006 from branded products such as cold rolled products, galvanised sheets, wires, tubes and rebars.

Consistent with this strategy, Tata Steel has set out an ambitious growth plan involving expansion of its Jamshedpur facilities from 5 mtpa to 10 mtpa by 2010, setting up greenfield projects in Kalinganagar (state of Orissa in India), Chhattisgarh and Jharkhand over the next decade. This plan would increase Tata Steel’s crude steel capacity in India to more than 20 mtpa.

Tata Steel is also exploring options to set up capacity in various overseas jurisdictions. Further, Tata Steel has, as part of its strategy to play a role as an active consolidator in the steel industry, acquired around 3.7 mtpa finishing capacity in South East Asia through NatSteel Asia and Millennium Steel. Tata Steel now has presence in several countries in South East Asia including Singapore, Thailand, Vietnam, the Philippines, China and Australia. These acquisitions are being successfully integrated through various processes including sharing of best practices and knowledge management, cost reduction and product mix enrichment.

The above strategy demonstrates Tata Steel’s vision of producing cost competitive intermediate steel close to raw material sources and finishing the high end products in developed markets.

In continuation of this strategy, Tata Steel has been looking at various opportunities globally for a possible strategic investment and to consolidate its position as a leading global steel company. Corus, as a leading European steel company with 18.2 million tonnes of crude steel production in 2005 and a value added product mix, has transformed itself in the last few years through various initiatives including the successful “Restoring Success” programme. Beyond Restoring Success, Corus has developed a strategy to further enrich the product mix and improve the operational efficiency of its existing Western European asset base. In addition to the launch of a Group-wide continuous improvement programme, Corus intends to increase its proportion of differentiated product sales. To achieve this, Corus has substantially increased the level of its capital expenditure, including the two previously announced major investments, namely at IJmuiden to expand Corus’ product range capabilities for the automotive and construction markets and at Scunthorpe to strengthen Corus’ competitive position in structural sections, rail and wire rod markets. A combination of Tata Steel and Corus will enable Corus to move towards the next level of strategic transformation through access

PART TWO:     EXPLANATORY STATEMENT

to low cost steel production and high growth markets in Asia. The strategic partnership between the two companies will create significant synergies across the value chain. The specific benefits will include cross fertilisation of research and development capabilities in the automotive, packaging and construction sectors, sharing of best practices between the two organisations, rationalisation of costs across the businesses and creation of a strong management team to pursue future growth in the steel industry. In the longer term, the option to source lower cost steel production from India for the finishing facilities in the UK may offer further benefits.

9.    Tata Steel’s intentions regarding the business of Corus

The combined businesses of Tata Steel and Corus will be driven by a common vision and strategy with the intention of being at the forefront of the steel industry in the near future. The Enlarged Group will consolidate and embed principles of continuous improvement, focusing on sharing best practices, manufacturing excellence and cost reduction initiatives. Tata Steel supports Corus’ strategy for the development of its European businesses as described above in paragraph 8 of this Part Two.

The senior management of Corus is expected to continue and the boards of Corus and Tata Steel will be re-constituted to achieve an international dimension, continuity and consistency. Details of the proposed management, board compositions and Tata Steel UK’s intentions regarding Corus’ employees are detailed in paragraph 12 of this Part Two.

10.   Financing

The Acquisition will be funded by a cash contribution (funded by a mixture of its own cash resources and drawings under bank facilities) by Tata Steel to Tata Steel UK (through the intermediary companies described in paragraph 7 above) to the extent of approximately £1,060 million. In addition, under debt financing arranged by Standard Chartered Bank and ABN AMRO, TATASTEEL Asia Holdings Pte Ltd has borrowed and on lent approximately £776 million (through various intermediary companies) to Tata Steel UK. Standard Chartered Bank has also provided a letter of credit facility to Tulip UK Holdings (No. 1) Limited pursuant to which a £235 million letter of credit has been issued to Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.), a wholly-owned subsidiary of Tata Steel UK for on lending to Tata Steel UK. To finance the balance of the consideration due under the Acquisition, Tata Steel UK has in place (through the intermediary companies disclosed in paragraph 7 of this Part Two and through its wholly-owned subsidiary, Tulip Finance Netherlands B.V.) senior, mezzanine bridge and working capital loan facilities of a total aggregate amount of £3,300 million (comprising senior term loan facilities of £1,600 million, a £350 million senior revolving credit facility and a £1,350 million mezzanine bridging loan facility) (the “Debt Facilities”), which have been jointly arranged and fully underwritten by Credit Suisse, ABN AMRO and Deutsche Bank. The Debt Facilities will also be used to refinance the majority of the existing debt of the Corus Group (including, as currently anticipated, the existing public debt), provide working capital for the Corus Group after completion of the Acquisition and pay certain fees and expenses associated with the Acquisition. The Debt Facilities are documented in agreements which contain conditions precedent, representations and undertakings in favour of the lenders under the Debt Facilities which are usual for such types of credit agreements. They also contain customary events of default, upon the occurrence of which the lenders may terminate and demand repayment of the Debt Facilities.

ABN AMRO and Deutsche Bank, as joint financial advisers to Tata Steel and Tata Steel UK, are satisfied that sufficient resources are available to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme.

Further information on the financing of the Acquisition is contained in paragraph 10 of Part Nine of this document.

11.   Effect of the Acquisition on the Corus Directors and on their interests

The names of the Corus Directors and the interests of the Corus Directors in the share capital of Corus are as set out in respectively paragraphs 2 and 3 of Part Nine of this document.

In common with the other participants in the Corus Share Schemes, Corus Directors who are holders of options or awards under those schemes will be able to exercise their options and receive shares under award (subject to the achievement of performance targets where applicable) as described in further detail in paragraph 14 of this Part Two.

Details of the service contracts (including termination provisions) of the executive directors of Corus, and the letters of appointment of the non-executive directors of Corus are set out in paragraph 7, of Part Nine of this document.

Save as disclosed in paragraph 7 of Part Nine of this document, the total emoluments received by the Directors of Corus will not be varied automatically as a consequence of the Acquisition.

Save as set out above, the effect of the Acquisition on the interests of the Directors of Corus does not differ from its effect on the like interests of any Corus Shareholder.

PART TWO:     EXPLANATORY STATEMENT

Tata Steel UK has received irrevocable undertakings to vote in favour of the Scheme and the resolutions at the Court Meeting and EGM from the directors of Corus in respect of 1,164,391 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus.

Further details of such undertakings, including the terms on which they will lapse, are set out in paragraph 15 of this Explanatory Statement.

12.   Effect of the Acquisition on the management and employees of Corus and Tata Steel

Tata Steel attaches great importance to the skills and experience of the current management team and employees of the Corus Group.

Upon completion of the Acquisition, Tata Steel intends to nominate Jim Leng and Philippe Varin for appointment as directors of Tata Steel. Jim Leng would become Deputy Chairman. David Lloyd would attend the board meetings of Tata Steel. In addition, as soon as possible following completion, Tata Steel intends to take all steps necessary to enable the appointment of Jacques Schraven and Tony Hayward as additional directors of Tata Steel. Philippe Varin will report to the Chairman of Tata Steel, Mr Ratan Tata. Tata Steel intends to appoint Philippe Varin as its Deputy Managing Director one year after completion of the Acquisition.

Upon completion, a new board of Corus will be established. This will be chaired by Mr Ratan Tata. Jim Leng will serve as Deputy Chairman. The other Board members will include Philippe Varin, David Lloyd and Rauke Henstra, together with Jacques Schraven and Tony Hayward and two other current non-executive directors of Corus. Representatives from Tata Steel on the Corus board will be Balasubramanian Muthuraman, Arun Gandhi and Ishaat Hussain.

Mr Ratan Tata will be Chairman of the Strategic and Integration Committee of the Enlarged Group. This Committee will also comprise Balasubramanian Muthuraman, Philippe Varin, Koushik Chatterjee, David Lloyd, Tridibesh Mukherjee and Rauke Henstra. The role of this Committee will be to oversee the progressive integration of the two companies and, in addition, to direct the overall strategy of the Enlarged Group.

At the request of Tata Steel, it is intended that Philippe Varin and David Lloyd will remain with the new group for a minimum period of two years and, thereafter, a twelve month notice period will apply (with the ability for notice to be given by either party). Rauke Henstra will also remain with the new group. Detailed terms remain to be agreed but it is intended that their new remuneration arrangements will be substantially consistent with their current remuneration.

Tata Steel intends that the existing contractual and statutory employment and pension rights of all directors and employees of Corus Group will be fully safeguarded upon completion of the Acquisition.

Tata Steel’s plans do not involve any material change in the conditions of employment of the Corus Group’s employees, nor are there any current plans to change the principal locations of the Corus Group’s business. In addition, Tata Steel has confirmed that it has no plans to make any material change to the conditions of employment of Tata Steel Group employees, or to change the principal locations of the Tata Steel Group’s business as a result of the Acquisition. Tata Steel will continue to be headquartered in India.

13.   The Corus and Tata Steel pension schemes

Before Tata Steel announced its proposed acquisition of Corus, discussions took place between Tata Steel and the chairmen and committees of the trustees of the two main UK Corus pension schemes, namely the British Steel Pension Scheme and the Corus Engineering Steels Pension Scheme and their advisers regarding the future funding and security of those schemes.

The resulting memorandum of understanding has now been approved by the full trustee boards of both schemes, subject to completion of detailed legal documentation and reasonable due diligence. The memorandum confirms Tata Steel’s support for the schemes.

Tata Steel has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steels Pension Scheme, by paying £126 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. of pensionable earnings until 31 March 2009. The schemes will have a security and guarantee structure similar to that of the new Debt Facilities (which are described in paragraph 10 of this Part Two) but will in certain respects be limited in time, amount and enforcement rights.

The Acquisition is not expected to have any impact on the position or future funding of the Stichting Pensioenfonds Hoogovens which is the main scheme for past and present employees based in The Netherlands.

It is not intended that the pension schemes of Tata Steel will be affected by the Acquisition.

14.   Effect of the Acquisition on the Corus Share Schemes

The Scheme will extend to any Corus Shares unconditionally allotted or issued and fully paid prior to the Scheme Record Time to satisfy the exercise of options and awards under any of the Corus Share Schemes,

PART TWO:     EXPLANATORY STATEMENT

but the Scheme will not extend to Corus Shares allotted or issued at any time on or after the Scheme Record Time. By virtue of the proposed new Article 147 to be inserted into the Corus Articles at the EGM, Corus Shares issued after the Scheme Record Time would automatically be transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in return for the same consideration as Corus Shareholders are entitled to receive under the Scheme.

Option holders under the Corus Share Schemes will be given the opportunity to exercise their options in accordance with their terms with the resulting Corus Shares being subject to the Scheme or the amended Corus Articles referred to above. Holders of awards under the Corus Share Schemes will be entitled to have Corus Shares released to them (subject to the achievement of performance targets where applicable and, for this purpose, the performance period will be treated as ending prior to the date of the Scheme Hearing). All such shares will be released prior to the Scheme Record Time and participants will therefore be entitled to cash, or to elect for Loan Notes, under the Scheme.

Participants in the Corus Share Schemes will receive letters dated on or around the date of this document setting out the above arrangements in more detail.

Corus Shares will continue to be purchased for the benefit of participants in the Corus Group Employee Share Ownership Plan who are making regular monthly contributions; the last such purchase is expected to take place immediately before the Court hearing to sanction the Scheme. In accordance with the rules of the Corus Group plc Leveraged Equity Acquisition Plan, the Remuneration Committee of the Corus Board may, if existing awards vest in accordance with the performance targets applicable to them, make further awards of Corus Shares to the relevant participants. Subject to the foregoing, no further grants will be made under the Corus Share Schemes before the Court hearing to sanction the Scheme nor thereafter provided the Scheme becomes effective.

15.   Irrevocable undertakings

As explained in paragraph 2 of this Part Two, in order to become effective, the Scheme requires, amongst other things, the approval of Corus Shareholders at a Court Meeting convened for 4 December 2006. The Scheme also requires the sanction of the Court and the passing of the resolutions at the EGM, also convened for 4 December 2006.

Tata Steel UK has received irrevocable undertakings to vote in favour of the Acquisition and the resolutions at the Court Meeting and EGM from the Corus Directors in respect of 1,164,391 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus. These undertakings are in respect of their entire beneficial holdings of Corus Shares (including shares held under option). These undertakings will cease to have any effect if: (i) the Scheme is withdrawn; (ii) the Corus Directors withdraw, qualify or modify their recommendation to Corus Shareholders in accordance with the terms of the Implementation Agreement; or (iii) in the event that the Implementation Agreement is terminated in accordance with its terms.

Details of these irrevocable undertakings are as follows:

Name	Number of Shares

J. Leng	48,535
P. Varin	869,362
N. Harwerth	10,000	(represented by 5,000 ADSs)
Dr. A. Hayward	10,555
R. Henstra	53,050
Dr. K. Lauk	5,000
D. Lloyd	137,889	(1)
A. Robb	10,000
J. Schraven	10,000
E. van Amerongen	10,000

(1)	This includes an award of 26 shares made under the Corus All Employee Share Ownership Plan on 20 October 2006.

The ordinary share capital figures and percentage set out in this paragraph 15 reflect the position as at 6 November 2006, being the last practicable day prior to this document.

16.   De-listing and re-registration

16.1   De-listing

The last day of dealings in, and for registration of transfers of, Corus Shares will be the Business Day immediately prior to the day of the Reduction Hearing which is expected to be 12 January 2007, following which Corus Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities as well as from the Amsterdam Stock Exchange.

It is expected that application will be made to the London Stock Exchange for Corus Shares to cease to be admitted to trading on its market for listed securities after the Effective Date. After the Effective Date, it is also intended that application will be made to the UK Listing Authority for the listing of Corus Shares on the Official

PART TWO:     EXPLANATORY STATEMENT

List to be cancelled and that the listing of Corus Shares on the Amsterdam Stock Exchange will be terminated.

On the Effective Date, share certificates in respect of Scheme Shares held in certificated form which are to be cancelled will cease to be valid documents of title and should be destroyed or, at the request of Corus, delivered up to Corus or to any person appointed by Corus to receive the same. On the Effective Date, entitlements to Scheme Shares held within CREST will be cancelled.

16.2   Re-registration

It is proposed, as part of the application to the Court in connection with the Scheme, to seek an order of the Court (pursuant to section 139 of the Companies Act) to re-register Corus as a private limited company. That order would also specify the alterations in Corus’ memorandum and articles of association to be made in connection with that re-registration.

16.3	De-listing and de-registration of Corus ADSs and termination of ADS programme

On the Effective Date, certificates in respect of Corus ADSs will cease to be valid and should be surrendered to the ADS Depositary in accordance with the Deposit Agreement. Following the Effective Date, the Corus ADSs will be de-listed from the New York Stock Exchange and the Corus ADSs and the underlying Corus Shares will be de-registered with the SEC.

In addition, pursuant to the Notice of Termination which is being sent to holders of Corus ADSs with this document, the Deposit Agreement through which the ADS programme is operated will be terminated on the Effective Date. The Notice of Termination is conditional on the Scheme becoming effective.

17.   Settlement

Subject to the Scheme becoming effective, settlement of the cash consideration and/or issue of the certificates in respect of the Loan Notes to which any Corus Shareholder is entitled, or to which any ADS Holder is beneficially entitled, under the Scheme will be effected within 14 days of the Effective Date in the manner set out below.

Except with the consent of the Panel, settlement of cash consideration to which any Corus Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Tata Steel UK may otherwise be, or claim to be, entitled against such Corus Shareholder.

All documents and remittances sent to or from Corus Shareholders and/or ADS Holders pursuant to the Scheme through the post will be sent at the risk of the person(s) entitled thereto.

Corus Shareholders receiving payment in respect of Scheme Shares at an address within the United States generally will be required to provide either Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8 (as applicable) in order to avoid backup withholding (at a rate of 28 per cent.) unless such persons are receiving payment through a brokerage account or other mechanism in connection with which they previously have provided a duly completed Form W-9 or Form W-8 that remains valid as of the time of payment. Persons who are uncertain as to their need to provide these forms should consult their own tax advisers. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

17.1	Cash consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

On the Effective Date, Cancellation Shares held within CREST will be cancelled.

Where, at the Scheme Record Time, a Corus Shareholder holds Cancellation Shares in uncertificated form, the cash consideration to which such Corus Shareholder is entitled will be transferred to such person through CREST by Tata Steel UK procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant Corus Shareholder holds such uncertificated Cancellation Shares in respect of the cash consideration due to him.

As from the Effective Date, each holding of Corus Shares credited to any stock account in CREST will be disabled and all Corus Shares will be removed from CREST in due course thereafter.

Tata Steel UK reserves the right to pay all or any part of the cash consideration referred to above to all or any Corus Shareholder(s) who hold Cancellation Shares in uncertificated form at the Scheme Record Time in the manner referred to in paragraph 17.2 below if, for any reason, it wishes to do so.

17.2	Cash consideration where Scheme Shares are held in certificated form (that is, outside CREST)

On the Effective Date, Cancellation Shares held in certificated form will be cancelled and share certificates for such Cancellation Shares will cease to be valid and should be destroyed or, at the request of Corus, delivered up to Corus or to any person appointed by Corus to receive the same.

PART TWO:     EXPLANATORY STATEMENT

Settlement of cash consideration due under the Scheme in respect of Cancellation Shares held in certificated form will be despatched:

(A)	by first class post, by cheque drawn on a branch of a UK clearing bank; or

(B)	by such other method as may be approved by the Panel.

All such cash payments will be made in pounds sterling. Payments made by cheque will be payable to the Scheme Shareholder(s) concerned. Cheques will be despatched as soon as practicable after the Effective Date and in any event within 14 days after the Effective Date to the person entitled thereto at the address as appearing in the register of members of Corus at the Scheme Record Time or in accordance with any special standing instructions regarding communications. None of Corus, Tata Steel UK or their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent at the risk of the person entitled thereto.

17.3	Euronext Shareholders

Euronext Shareholders will receive the payable consideration in respect of their interests in Corus Shares in accordance with the provisions of the Dutch Securities Giro Act and the procedures determined by Euroclear Nederland and the Admitted Institutions from time to time. Euronext Shareholders will receive their consideration in euro’s. To that effect, the payable consideration will be converted from sterling into euro against the prevailing exchange rate on the date of the payment of the relevant consideration to Euroclear Nederland in its capacity as central institute (centraal instituut) under the Dutch Securities Giro Act. As soon as practicable after the conversion, Euronext Shareholders will be advised of the applicable exchange rate by advertisement in the Dutch Official List (Officiële Prijscourant) and in a daily Dutch newspaper of national circulation. The timing of the receipt of the consideration by each Euronext Shareholder may vary depending on the securities account system of the relevant Admitted Institution and, if applicable, the banks or financial institutions at which the relevant Euronext Shareholder maintains a relevant securities account.

17.4	Loan Notes

Whether Scheme Shares are held in certificated or uncertificated form, where a Scheme Shareholder validly elects to transfer some or all of his Scheme Shares in exchange for Loan Notes to be issued by Tata Steel UK (on and subject to the terms and conditions of the Loan Note Alternative set out in paragraph 2.2 of this Part Two and Parts Four, Five and Six of this document), the amount of Loan Notes in respect of which the election is made will be issued and credited as fully paid to the Loan Note Elected Shareholder not more than 14 days after the Effective Date. Definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel). Fractional entitlements to Loan Notes will be disregarded and not issued.

If Tata Steel UK is advised that the issue of Loan Notes to any Overseas Shareholders would or may infringe the laws of any jurisdiction outside the United Kingdom or would or may require Tata Steel UK to observe any governmental or other consent or any registration, filing or other formality with which Tata Steel UK is unable to comply or which Tata Steel UK regards as unduly onerous, the Scheme provides that such Loan Notes will not be issued to the relevant Overseas Shareholders and that the relevant Scheme Shareholder will instead receive cash in accordance with the terms of the Acquisition.

Under the Scheme, ADS Holders, US Holders and Restricted Overseas Persons will only be eligible to receive cash consideration and may not participate in the Loan Note Alternative.

No certificate for Loan Notes will be sent to any address in the United States, Canada, Australia, Japan or The Netherlands.

17.5	Procedure if election for the Loan Note Alternative is cancelled

Corus may, in its sole discretion, at any time prior to the Loan Note Deadline, cancel any election made for the Loan Note Alternative at the request of any Corus Shareholder who has validly elected for the Loan Note Alternative. Consequently, if any elections for the Loan Note Alternative are so cancelled, Lloyds TSB Registrars, will (in relation to the Scheme Shares in respect of which such elections have been made), immediately after the date on which Corus notifies the relevant Corus Shareholder that Corus has determined to cancel his election or the Loan Note Alternative (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which such notification is made): (i) return share certificates and/or other documents of title relating to such Scheme Shares by post (or such other method as may be approved by the Panel); and/or (ii) give TFE Instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

17.6	Procedure in respect of Loan Note Elected Shares if the Scheme does not become effective

If the Scheme does not become effective after elections for the Loan Note Alternative have been made, Lloyds TSB Registrars, will (in relation to the Scheme Shares in respect of which such elections have been made) immediately after the date on which any condition to the Acquisition becomes incapable of being

PART TWO:     EXPLANATORY STATEMENT

satisfied (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which any condition becomes incapable of being satisfied): (i) return share certificates and/or other documents of title relating to such Scheme Shares by post (or such other method as may be approved by the Panel); and/or (ii) give TFE Instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

17.7   Corus ADSs

On the Effective Date, the Corus Shares underlying the Corus ADSs will be cancelled. The ADS Depositary (as the registered holder of the Scheme Shares) will receive an amount in pounds sterling equal to the total amount payable in respect of all the Scheme Shares held by the ADS Depositary in accordance with the terms of the Scheme. Such amount will be converted into US dollars by the ADS Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the ADS Depositary has received the funds, ADS Holders will receive their pro rata portion in US dollars from the ADS Depositary upon surrender of their Corus ADSs in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, ADS Depositary fees due from such holders to the ADS Depositary and currency conversion expenses of the ADS Depositary. The ADS Depositary will deduct any applicable fee from the cash consideration payable to ADS Holders. Following the Effective Date, the Depositary will mail a notice to registered holders of Corus ADSs regarding their entitlement under the Scheme and the procedures for the surrender of their Corus ADSs.

Any ADS Holders whose Corus ADSs are held indirectly through a bank, broker, financial institution or share plan administrator within a book-entry facility, such as DTC, will receive credit of the funds to their account from their bank, broker or financial institution. The ADS Depositary will remit the funds to each book-entry facility, net of the total amount of any ADS Depositary fee due from such holder to the ADS Depositary, and the relevant book-entry facility in turn will credit the ADS Holder’s bank, broker, financial institution or share plan administrator.

In order to avoid the application of US backup withholding (at a rate of 28 per cent.) on cash amounts paid to holders of Corus ADSs (including non-US persons) who have not previously provided a duly completed Form W-9 or W-8 to their broker or the ADS Depositary that remains valid at the time of payment, it is necessary for such holders to provide the ADS Depositary with a properly completed IRS Form W-8BEN or Form W-9 as applicable. See the discussion below at “United States Federal Income Taxation — US Backup Withholding and Information Reporting”. Persons who are uncertain as to their need to provide these forms should consult their own tax advisers. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

ADS Holders should note that they will receive cash consideration converted into US dollars at the exchange rate obtainable by the ADS Depositary, net of any taxes, governmental charges, ADS Depositary fees, and currency conversion expenses of the ADS Depositary.

18.   Overseas Shareholders

The implications of the Acquisition for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If Overseas Shareholders remain in any doubt, they should consult an appropriate independent professional adviser in their relevant jurisdiction without delay.

It is the responsibility of each Overseas Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Acquisition, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of Loan Notes, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

The Loan Notes that may be issued pursuant to the Scheme have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws. Any Loan Notes which may be issued pursuant to the Scheme have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Financial Authority or the Japanese Ministry of

PART TWO:     EXPLANATORY STATEMENT

Finance. Accordingly, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia, Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

If the issue of Loan Notes to any holder of Scheme Shares would or may infringe the laws of any jurisdiction outside the United Kingdom or would or may require Tata Steel UK or Tata Steel to observe any governmental or other consent or any registration, filing or other formality with which Tata Steel UK is unable to comply or which Tata Steel UK and/or Tata Steel regards as unduly onerous, the Scheme provides that Tata Steel UK may determine that the Loan Note Alternative will not be available to such holder and any election for the Loan Note Alternative purported to be made by such holder will be invalid.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in any jurisdiction in which such offer or solicitation is unlawful.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

Your attention is drawn to the important notice on page 4 of this document.

19. United Kingdom, United States and Dutch taxation

Your attention is drawn to Part Seven of this document.

Corus Shareholders or ADS Holders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, the United States or the Netherlands should consult their own professional advisers immediately.

20. Action to be taken

Your attention is drawn to pages 7 and 8 of this document which explains actions you should take in respect of the Scheme.

21. Further information

The terms of the Scheme are set out in full in Part Four of this document. Your attention is also drawn to the further information contained in this document which forms part of this Explanatory Statement.

Yours faithfully,
James H Leigh-Pemberton
Managing Director,
Chairman of European Investment Banking

for and on behalf of
Credit Suisse Securities (Europe) Limited

PART THREE:

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

The Scheme is governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out below. All dates and times mentioned refer to London time.

For the purposes of this Part Three:

(a)	“subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act;

(b)	“Wider Tata Steel Group” means Tata Steel or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Tata Steel Group or any partnership, joint venture, firm or company in which any member of the Tata Steel Group may be interested; and

(c)	“Wider Corus Group” means Corus or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Corus Group or any partnership, joint venture, firm or company in which any member of the Corus Group may be interested.

1.	The Acquisition is conditional upon the Scheme becoming effective and unconditional by not later than 20 July 2007 (or such lesser period as may be required by the Panel or such later date as Tata Steel UK and Corus may, with the consent of the Panel, agree and the Court may allow). The Scheme is conditional upon:

(a)	approval of the Scheme by a majority in number of the Corus Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Court Meeting or at any adjournment of that meeting, representing not less than three quarters in value of the Corus Shares held by such Corus Shareholders;

(b)	the special resolution required, amongst other things to implement the Scheme, the cancellation of the Corus Deferred Shares and the Reduction of Capital being duly passed by the requisite majority at the Extraordinary General Meeting or at any adjournment of that meeting;

(c)	the sanction of the Scheme and the confirmation of the cancellation of the Corus Deferred Shares and the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Corus and Tata Steel UK); and

(d)	an office copy of the Scheme Court Order and the Reduction Court Order (and the minute of the Reduction of Capital) being delivered for registration to the Registrar of Companies and being registered by the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

2.	In addition, Corus and Tata Steel UK have agreed that the Acquisition is conditional upon the matters set out in paragraphs (a) to (g) below and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived:

(a)	the European Commission indicating in terms satisfactory to Tata Steel UK that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (the “Merger Regulation”) or make a referral to a competent authority in the United Kingdom or any other Member State of the European Union under Article 9(1) of the Merger Regulation in respect of the proposed acquisition of Corus by Tata Steel UK or any matter arising therefrom;

(b)	no central bank, government or governmental, quasi-governmental, supranational, statutory, administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction (including merger control authorities in any jurisdiction) (each a “Relevant Authority”) having decided or given notice of a decision to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order or taken any other steps and there continuing to not be outstanding any statute, regulation, order or decision which would or might reasonably be expected, in each case to an extent which is material to the Wider Corus Group taken as a whole to:

(i)	make the Acquisition, its implementation or the acquisition or proposed acquisition of any of the Corus Shares by Tata Steel UK void, unenforceable or illegal, or otherwise

PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

restrict, restrain, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Scheme or the acquisition of any of the Corus Shares by Tata Steel UK;

(ii)	result in a delay in the ability of Tata Steel UK, or render it unable, to acquire some or all of the Corus Shares or require a divestiture by Tata Steel UK or Tata Steel or any member of the Wider Tata Steel Group of any Corus Shares;

(iii)	require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by Tata Steel UK or Tata Steel or any member of the Wider Tata Steel Group or by any member of the Wider Corus Group, in any such case of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them;

(iv)	impose any limitation on, or result in a delay in, the ability of Tata Steel UK, Tata Steel or any member of the Wider Tata Steel Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in, or to exercise management control over, Corus or the ability of any member of the Wider Corus Group, Tata Steel UK or Tata Steel to hold or exercise effectively any rights of ownership of shares, loans or other securities in, or to exercise management control over any member of the Wider Corus Group;

(v)	except pursuant to Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, require any member of the Wider Tata Steel Group or of the Wider Corus Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Corus Group or the Wider Tata Steel Group owned by any third party;

(vi)	impose any limitation on the ability of any member of the Wider Corus Group to co-ordinate its business, or any part of it, with the businesses of any other members;

(vii)	result in any member of the Wider Corus Group ceasing to be able to carry on business under any name which it presently does so; or

(viii)	otherwise adversely affect the business, assets, liabilities or profits of any member of the Wider Corus Group, and all applicable waiting and other time periods during which any such Relevant Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

(c)	save as otherwise agreed in the Implementation Agreement, all necessary notifications and filings having been made in all necessary jurisdictions in connection with the Acquisition, in accordance with applicable laws and contractual arrangements, and all statutory and regulatory obligations in connection with the Acquisition in any jurisdiction having been complied with and all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals (“Authorisations”) deemed reasonably necessary or appropriate by Tata Steel UK in any jurisdiction for, or in respect of, the Acquisition or the proposed acquisition of the Corus Shares by Tata Steel UK or any member of the Tata Steel Group having been obtained in terms reasonably satisfactory to Tata Steel UK from all appropriate Relevant Authorities, or from any persons or bodies with whom any member of the Wider Corus Group has entered into contractual arrangements, all or any applicable waiting and other time periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction, having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all material Authorisations deemed reasonably necessary or appropriate by Tata Steel UK to carry on the business of any member of the Wider Corus Group) remaining in full force and effect and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

(d)	since 31 December 2005 and save as disclosed in the Annual Report or as fairly disclosed to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to 20 October 2006 or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to 20 October 2006, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Corus Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject, which as a consequence of the Acquisition, or the proposed acquisition by Tata Steel UK or any member of the Wider Tata Steel Group of any shares or other securities (or the equivalent) in Corus or because of a change in the control or management of any member of the Wider Corus Group or otherwise, would or might result, in any case to an extent which is material in the context of the Wider Corus Group taken as a whole, in:

PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

(i)	any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider Corus Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii)	the creation or enforcement of any mortgage, charge or other security interest, over the whole or any substantial part of the business, property or assets of any member of the Wider Corus Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any obligation or liability arising or any action of an adverse nature being taken thereunder;

(iv)	any assets or interests of any member of the Wider Corus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

(v)	any member of the Wider Corus Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the value or financial or trading position or profits of Corus or any member of the Wider Corus Group being prejudiced or adversely affected; or

(vii)	the creation of any liability (actual or contingent) by any member of the Wider Corus Group, and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Corus Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs (i) to (vii) of this condition 2(d);

(e)	save as disclosed in the Annual Report, or as publicly announced through a Regulatory Information Service prior to 20 October 2006 or as fairly disclosed to any member of the Tata Steel Group, no member of the Wider Corus Group having since 31 December 2005 in each case to an extent which is material in the context of the Corus Group taken as a whole:

(i)	issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between Corus and wholly-owned subsidiaries of Corus and save for options and awards granted, or awarded in the regular operation of the Corus Share Schemes);

(ii)	sold or transferred or agreed to sell or transfer any treasury shares;

(iii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of Corus to Corus or to any of its wholly-owned subsidiaries;

(iv)	other than pursuant to the Acquisition, implemented, effected, or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings other than in the ordinary course of trading;

(v)	(save for transactions between Corus and its wholly-owned subsidiaries and transactions carried out in the ordinary course of business) acquired or disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset;

(vi)	entered into or varied to a material extent or authorised, or proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude which is or could be, in any such case, materially restrictive on the business of any member of the Wider Corus Group;

(vii)	entered into, or varied to a material extent, or terminated (other than by reason of serious breach of any service agreement or arrangement), or authorised the entry into, any service agreement or arrangement with any director or executive committee member, save for salary increases, bonuses or variations of terms in the ordinary course of business;

(viii)	save in connection with the Acquisition and the proposals to be made to the holders of Convertible Bonds, purchased, redeemed or repaid or authorised the purchase, redemption or

PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted between Corus and any wholly-owned subsidiaries of Corus;

(ix)	waived, compromised or settled any claim otherwise than in the ordinary course of business;

(x)	terminated or varied the terms of any agreement or arrangement between any member of the Corus Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Corus Group taken as a whole;

(xi)	(save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

(xii)	save as disclosed to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to 20 October 2006 or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior 20 October 2006, made or agreed or consented to any material change to the terms of the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees;

(xiii)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

(xiv)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or authorised any corporate action or had any action or proceedings or other steps instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

(xv)	entered into any agreement, arrangement or commitment to effect any of the transactions, matters or events referred to in this condition 2(e);

(f)	since 31 December 2005, save as disclosed in the Annual Report or except as publicly announced by Corus (by the delivery of an announcement to a Regulatory Information Service), in each case prior to 20 October 2006, there having been:

(i)	no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Corus Group which is material in the context of the Wider Corus Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced, threatened or instituted by or against or remaining outstanding against or in respect of any member of the Wider Corus Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider Corus Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider Corus Group and which in any such case could have a material adverse effect on the Wider Corus Group taken as a whole; and

(iii)	no contingent or other liability having arisen, been incurred by any member of the Wider Corus Group which might reasonably be expected to materially adversely affect any member of the Wider Corus Group and which in any such case is material in the context of the Wider Corus Group taken as a whole;

(g)	save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to 20 October 2006 or as otherwise disclosed in the Annual Report or to any member of the Tata Steel Group or its advisers by or on behalf of Corus prior to 20 October 2006, Tata Steel UK not having discovered:

(i)	that the financial, business or other information concerning the Wider Corus Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Corus Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading and which is, in any case, material in the context of the Wider Corus Group;

PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

(ii)	that any member of the Wider Corus Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise, which is material in the context of the Wider Corus Group taken as a whole;

(iii)	that any past or present member of the Wider Corus Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and wherever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Corus Group and which is material, in any such case, in the context of the Wider Corus Group taken as a whole;

(iv)	there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Corus Group or its statutory predecessors under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case to an extent which is material in the context of the Wider Corus Group taken as a whole; or

(v)	circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the Wider Corus Group which claim or claims would be likely to affect adversely any member of the Wider Corus Group.

3.	Subject to the requirements of the Panel, Tata Steel UK reserves the right to waive, in whole or in part, all or any of the above conditions 2(a) to (g) (inclusive).

4.	If Tata Steel UK is required by the Panel to make an offer for the Corus Shares under the provisions of Rule 9 of the City Code, Tata Steel UK may make such alterations to any of the above conditions, including condition 1 above, and to the terms of the Acquisition, as are necessary to comply with the provisions of that Rule.

5.	The Acquisition will lapse unless all the above conditions (other than conditions 1(c) and (d)) have been fulfilled or, where permitted, waived or, where appropriate, have been determined by Tata Steel UK to be or remain satisfied, by 11.59 p.m. on the date immediately preceding the date of the Scheme Hearing. Tata Steel UK shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2(a) to (g) (inclusive) by a date earlier than the latest date specified for the fulfilment of that condition notwithstanding that the other conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may not be capable of fulfilment.

6.	The Loan Note Elected Shares will be acquired by Tata Steel UK fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after 20 October 2006.

7.	Tata Steel and Tata Steel UK reserve the right to elect to implement the Acquisition by way of a takeover offer. Any such Offer would be made in accordance with applicable laws and regulations and be implemented on the same terms, so far as applicable, as those which apply to the Scheme, subject to appropriate and certain pre-agreed amendments, including (without limitation): (i) at Tata Steel UK’s election, an exclusion of Corus Shareholders resident in Canada; (ii) an acceptance condition set at seventy five per cent. of the shares to which such Offer relates or such other lower percentage as Tata Steel or Tata Steel UK may, subject to the Code, decide; and (iii) a term that the Offer will remain open for acceptance for at least 14 days after the date on which the indication from the European Commission referred to in paragraph (a) of condition 2 is received, save that in no circumstance shall the Offer be required to remain open beyond 20 July 2007 (or such lesser period as may be required by the Panel) so far as applicable, as those which would apply to the Scheme.

8.	The Acquisition will lapse and the Scheme will not proceed if, after 20 October 2006 and before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Acquisition.

9.	Tata Steel UK will not invoke any of the above conditions (other than conditions 1(a) to (d)), so as to cause the Acquisition to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition are of material significance to Tata Steel UK in the context of the Acquisition.

PART FOUR:

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION	No. 8708 of 2006
COMPANIES COURT

IN THE MATTER of
CORUS GROUP PLC

and

IN THE MATTER OF
THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

CORUS GROUP PLC

AND

THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PART FOUR: THE SCHEME OF ARRANGEMENT

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“ABN AMRO”	ABN AMRO Bank N.V.;
“Act”	the Companies Act 1985, as amended from time to time;
“ADS” or “Corus ADS”	an American depositary share, evidenced by an American depositary receipt representing two Corus Shares, issued by the ADS Depositary in accordance with the Deposit Agreement;
“ADS Depositary”	The Bank of New York, as depositary under the Deposit Agreement;
“ADS Holder”	a holder of Corus ADSs;
“Australia”	the Commonwealth of Australia, its territories and possessions;
“Business Day”	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in London other than solely for trading and settlement in Euro;
“Canada”	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof;
“Cancellation Shares”	Scheme Shares, other than the Transfer Shares but including any Transfer Shares treated as Cancellation Shares pursuant to sub-clause 3.2 or sub-clause 3.3 of this Scheme;
“certificated form” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“Circular”	the document dated 10 November 2006 sent by the Company to holders of Corus Shares;
“City Code” or “Code”	the City Code on Takeovers and Mergers;
“Corus” or “Company”	Corus Group plc, a public limited company incorporated in England and Wales with registered number 3811373;
“Corus Deferred Shares”	the deferred shares of 40 pence each in the capital of the Company;
“Corus Shares”	ordinary shares of 50 pence each in the capital of the Company;
“Corus Share Schemes”	the Corus U.K. Executive Share Option Scheme, the Corus Overseas Executive Share Option Scheme, the Corus Executive Share Option Scheme, the Corus Sharesave Scheme, the Corus International Sharesave Scheme, the Corus Group Employee Share Ownership Plan and the Corus Group plc Leveraged Equity Acquisition Plan;
“Court”	the High Court of Justice in England and Wales;
“Court Orders”	each of the Scheme Court Order and the Reduction Court Order;
“Court Meeting”	the meeting or meetings of holders of Corus Shares (other than any Corus Shares held by Tata Steel UK or any member of the Tata Steel Group) convened by direction of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve this Scheme (with or without amendment), including any adjournment or postponement thereof;
“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
“CRESTCo”	CRESTCo Limited;
“Deposit Agreement”	the Amended and Restated Deposit Agreement among British Steel plc, Corus Group plc, the ADS Depositary and ADS Holders, dated as of 23 November 1988, as amended and restated on 28 April 1995, and as further amended and restated on 26 July 1995, and 6 October 1999;
“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;
“holder”	a registered holder and includes any person(s) entitled by transmission;
“Japan”	Japan, its cities and prefectures, territories and possessions;

PART FOUR: THE SCHEME OF ARRANGEMENT

“Loan Note Alternative”	the alternative whereby (a) under the Scheme, Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme; and (b) holders of options and awards under the Corus Share Schemes (other than US Holders and Restricted Overseas Persons) may elect to receive, subject to certain terms and conditions, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled in respect of the Corus Shares acquired by such holders after the Scheme Record Time and transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) under the proposed amendments to the articles of association of Corus;
“Loan Note Form of Election”	the green form of election relating to the Loan Note Alternative and accompanying the Circular;
“Loan Notes”	the loan notes to be issued by Tata Steel UK pursuant to the Loan Note Alternative and to be guaranteed by ABN AMRO;
“New Corus Shares”	the ordinary shares of 50 pence each in the capital of Corus to be issued credited as fully paid up to Tata Steel UK pursuant to the Scheme;
“Reduction Court Order”	the order of the Court confirming the reduction of share capital under section 137 of the Companies Act provided for by the Scheme;
“Reduction of Capital”	the reduction of the share capital of Corus by the cancellation of the Cancellation Shares and the Corus Deferred Shares to be effected as part of the Scheme;
“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
“Relevant Holders”	holders of Cancellation Shares whose names appear in the register of members of Corus at the Scheme Record Time;
“Restricted Overseas Person”	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Tata Steel UK believes to be in, or resident in, Australia, Canada, Japan or The Netherlands and any custodian, nominee or trustee holding Corus Shares for persons in or resident in The Netherlands and who returns a Loan Note Form of Election in respect of their Corus Shares and persons in any other jurisdiction (other than persons in the UK) whom Tata Steel UK is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Tata Steel UK regards as unduly onerous;
“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Tata Steel UK;
“Scheme Court Order”	the order of the Court sanctioning the scheme pursuant to Section 425 of the Companies Act;
“Scheme Record Time”	6.00 p.m. (London time) on the day immediately before the date of the hearing by the Court of the petition to confirm the Reduction of Capital;
“Scheme Shares”	all Corus Shares which are:
(i) in issue at the date of the Circular;
(ii) (if any) issued after the date of the Circular and prior to the Voting Record Time; and

PART FOUR: THE SCHEME OF ARRANGEMENT

(iii)    (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme, but excluding in each case, any Corus Shares held by Tata Steel UK or a member of the Tata Steel Group;
“Shareholder”	a holder of Scheme Shares;
“Tata Limited”	a company registered in England and Wales with registered number 92560;
“Tata Steel”	Tata Steel Limited a company registered in India with registered number 11-260;
“Tata Steel Group”	Tata Steel, its direct and indirect subsidiaries and subsidiary undertakings from time to time and “member of the Tata Steel Group” shall be construed accordingly;
“Tata Steel UK”	Tata Steel UK Limited, a company incorporated in England and Wales with registered number 05887351;
“Transfer Shareholder”	a holder of Transfer Shares;
“Transfer Shares”	Scheme Shares (if any) in respect of which valid elections for the Loan Note Alternative shall have been made in accordance with this Scheme;
“TTE Instruction”	a TTE instruction to CRESTCo making an election for the Loan Note Alternative;
“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
“US” or “United States”	United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia;
“US Holder”	holders of Corus Shares in the United States or with a registered address in the United States and any custodian, nominee, or trustee holding Corus Shares for persons in the United States or with a registered address in the United States; and
“Voting Record Time”	6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting, or if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before such adjourned Court Meeting, and references to clauses and sub-clauses are to clauses and sub-clauses of this Scheme.

(B)	The authorised share capital of Corus at the date of this Scheme is £2,250,000,000 divided into 1,995,655,477 ordinary shares of 50 pence each and 3,130,418,153 deferred shares of 40 pence each. As at the close of business on 6 November 2006, 898,369,355 ordinary shares have been issued and are credited as fully paid up, with the remainder being unissued, and 3,130,418,153 deferred shares have been issued credited as fully paid.

(C)	As at the date of this Scheme, Tata Steel UK does not own any Corus Shares and Tata Limited owns 2,125 Corus Shares.

(D)	The authorised share capital of Tata Steel UK as at 6 November 2006 is £2,000,000,000 divided into 2,000,000,000 ordinary shares of £1 each. As at the close of business on 6 November 2006, 2 ordinary shares have been issued and are credited as nil paid, with the remainder being unissued.

(E)	Tata Steel UK has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and the hearing to confirm the Reduction of Capital and to submit to be bound by, and to undertake to the Court to be bound by, the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(F)	Credit Suisse (Securities) Limited, as the intended holder of the Corus Deferred Shares, has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and the hearing to confirm the Reduction of Capital and to submit to be bound by, and to undertake to the Court to be bound by, the provisions of this Scheme and to execute and do or procure to be executed and done all such

PART FOUR: THE SCHEME OF ARRANGEMENT

documents, acts and things as may be necessary or desirable to be executed and done by it for the purposes of giving effect to this Scheme.

1.	Cancellation of Cancellation Shares

1.1	The share capital of Corus shall be reduced by cancelling and extinguishing the Cancellation Shares and the Corus Deferred Shares.

1.2	Forthwith and contingently upon the reduction of capital referred to in sub-clause 1.1 taking effect:

(A)	the authorised share capital of Corus shall be increased to its former amount by the creation of such number of new ordinary shares of 50 pence each in the capital of Corus as shall be equal to aggregate of (i) the number of Cancellation Shares, and (ii) the number produced by dividing the aggregate nominal value of the Corus Deferred Shares by 50 pence, with each such new ordinary share having the same rights as the Cancellation Shares; and

(B)	the reserve arising in the books of account of Corus as a result of the said reduction of capital shall be appropriated and applied in paying up in full at par the new ordinary shares created pursuant to sub-clause 1.2(A), which shall be allotted and issued credited as fully paid to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in consideration for the sums to be paid by Tata Steel UK as set out in clause 2 below.

2.	Consideration for the cancellation of Cancellation Shares

In consideration for the cancellation of the Cancellation Shares and the allotment and issue of the New Corus Shares to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) as provided for in sub-clause 1.2, Tata Steel UK shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account of each Relevant Holder:

for each Cancellation Share	455 pence in cash

3.	Loan Note Alternative

3.1	Conditional upon and subject to clause 4, if any holder of Scheme Shares shall validly so elect in respect of all or some of his Scheme Shares, Tata Steel UK shall, in consideration for the transfer of the Transfer Shares, and subject as hereinafter provided, allot and issue to such Transfer Shareholder (as appearing in the register of members at the Scheme Record Time) Loan Notes on the following basis:

for every £1 of cash consideration otherwise receivable under this Scheme	£1 nominal value of Loan Notes

provided that the Loan Note Alternative shall not be available to US Holders, ADS Holders or Restricted Overseas Persons.

3.2	US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration and may not participate in the Loan Note Alternative. If any US Holder, ADS Holder or Restricted Overseas Person purports to make an election in full or in part, pursuant to the Loan Note Alternative, then such US Holder, ADS Holder or Restricted Overseas Person will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration.

3.3	If valid elections for the Loan Note Alternative would not result in the issue of at least £20,000,000 nominal value of Loan Notes in aggregate, Tata Steel UK will not issue any Loan Notes unless Tata Steel UK decides otherwise. If no Loan Notes are issued pursuant to this clause 3, any Scheme Shares whose holders have elected for the Loan Note Alternative shall be treated as Cancellation Shares for the purposes of this Scheme, such holders shall then receive the cash to which they would otherwise be entitled under this Scheme, and clause 4 shall not apply. The maximum principal amount of Loan Notes which will be issued under the Loan Note Alternative is £400,000,000. If valid elections for the Loan Note Alternative are received in respect of a greater principal amount of Loan Notes, the number of Scheme Shares comprised in such elections will be scaled down pro-rata (rounding down any fractions to the nearest whole number) and only that scaled-down number of Scheme Shares in respect of which each Scheme Shareholder is entitled to receive Loan Notes shall be treated as Transfer Shares for the purposes of this Scheme. The remaining Scheme Shares comprised in such elections shall be treated as Cancellation Shares for the purposes of this Scheme and the holders of such shares shall then receive the cash consideration to which they would otherwise be entitled under this Scheme in respect of such shares.

3.4	The Loan Notes shall be issued credited as fully paid and in amounts and integral multiples of £1.00 nominal value. No fraction of a Loan Note shall be issued to any holder of Scheme Shares and the cash entitlement relating thereto shall be disregarded and not paid to such holder.

3.5	The election referred to in sub-clause 3.1 shall be made by the completion and delivery of a Loan Note Form of Election in accordance with the instructions thereon in respect of Corus Shares in

PART FOUR: THE SCHEME OF ARRANGEMENT

certificated form and in respect of Corus Shares in uncertificated form by the delivery of a TTE Instruction in each case that is returned or, as the case may be, settles by 11.00 a.m. on the day immediately before the date of the hearing by the Court of the petition to confirm the Reduction of Capital under section 137 of the Act.

3.6	Tata Steel UK shall be entitled, in determining whether a Loan Note Form of Election is valid or not, to exercise the powers and discretions provided for in Part Six of the Circular.

3.7	Upon execution and delivery by a holder of Scheme Shares of a valid Loan Note Form of Election or the delivery of a TTE Instruction validly electing for the Loan Note Alternative such holder shall be bound by the terms and provisions contained in the Loan Note Form of Election and in Part Six of the Circular and in particular (but without prejudice to the generality of the foregoing):

(A)	shall be responsible for the representations and warranties contained in Notes 2 and 4 on page 4 of the Loan Note Form of Election and those set out in paragraph 2 of Part Six of the Circular; and

(B)	shall be bound by the provisions set out in paragraph 19 of Part Five and paragraph 2 of Part Six of the Circular.

3.8	The Loan Notes will be constituted by an instrument substantially in the form already prepared and initialled for the purpose of identification by Herbert Smith LLP solicitors, with such modifications or additions, if any, as may prior to the execution thereof be agreed between Corus, Tata Steel, Tata Steel UK and ABN AMRO.

3.9	The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who is a citizen, resident or national of a jurisdiction outside the United Kingdom, Tata Steel UK is advised that the issue of Loan Notes pursuant to this clause 3 would or may infringe the laws of any such jurisdiction, or would or may require Tata Steel UK to observe any governmental or other consent or any registration, filing or other formality with which Tata Steel UK is unable to comply or which Tata Steel UK regards as unduly onerous, Tata Steel UK may determine that the Loan Note Alternative shall not be available to such holder so that such holder shall be deemed to be a Restricted Overseas Person and any Loan Note Form of Election completed or received or TTE Instruction delivered by such holder shall be invalid.

3.10 (A)	If at the Scheme Record Time the number of Scheme Shares held by a person who has elected to receive Loan Notes is equal to or exceeds the number of Scheme Shares in respect of which an election for Loan Notes made by him would otherwise be effective, the validity of his election shall not be affected by any alteration in his holding of Scheme Shares between the date on which he made such election and the Scheme Record Time and any reductions in his holding shall, if applicable, be treated as disposals of those Scheme Shares in respect of which he did not elect to receive Loan Notes.

(B)	If at the Scheme Record Time the number of Scheme Shares held by a person who has so elected to receive Loan Notes is less than the number of Scheme Shares in respect of which the holder has elected to receive such Loan Notes, he shall be treated as having validly elected to receive Loan Notes in respect of all of the Scheme Shares held by him at the Scheme Record Time.

4.	Acquisition of Transfer Shares

4.1	Forthwith and contingently upon the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Corus Shares referred to in clause 1.2(B) of this Scheme and the registration of such New Corus Shares in the name of Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK), but subject to clauses 3.2 and 3.3, Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) shall acquire the Transfer Shares fully paid, with full title guarantee, free from all liens, equities, charges, encumbrances and other interests and together with all rights at the date of this Scheme or thereafter attached thereto including the right to receive and retain all dividends and other distributions declared, paid or made thereon, on or after the date of this Scheme.

4.2	For such purposes, the Transfer Shares shall be transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) and to give effect to such transfer any person may be appointed by Tata Steel UK to execute as transferor an instrument or instruction of transfer of any Transfer Shares and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Transfer Shares thereby transferred.

5.	Share certificates and cancellation of CREST entitlements

5.1	With effect from and including the Effective Date, all certificates representing Cancellation Shares shall cease to have effect as documents of title to the Cancellation Shares comprised therein and every

PART FOUR: THE SCHEME OF ARRANGEMENT

holder of Cancellation Shares shall be bound at the request of Corus to deliver up the same to Corus or, as it may direct, to destroy the same.

5.2	With effect from and including the Effective Date, CRESTCo shall be instructed to cancel the entitlements to Cancellation Shares of holders of Cancellation Shares in uncertificated form. As regards uncertificated Cancellation Shares, appropriate entries will be made in the register of members of Corus with effect from the Effective Date to reflect their cancellation.

6.	Despatch of consideration

6.1	As soon as practicable after the Effective Date and in any event not more than 14 days after the Effective Date, Tata Steel UK shall:

(A)	in the case of Cancellation Shares which at the Scheme Record Time are in certificated form, despatch or procure the despatch to the persons entitled thereto, or as they may direct, in accordance with the provisions of sub-clause 6.2, cheques for the sums payable to them respectively in accordance with clause 2;

(B)	in the case of Cancellation Shares which at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable in accordance with clause 2 to the persons entitled thereto is created in accordance with the CREST assured payment arrangements PROVIDED that Tata Steel UK reserves the right to make payment of the said consideration by cheque as aforesaid in sub-clause 6.1(A) if, for any reason, it wishes to do so; and

(C)	against the execution of any instrument of or instruction to transfer referred to in clause 4, in the case of Transfer Shares, issue the Loan Notes which it is required to issue pursuant to clause 3 of this Scheme and deliver certificates therefor to the persons entitled thereto, or as they may direct, in accordance with the provision of sub-clause 6.2.

6.2	All deliveries of cheques or certificates required to be made pursuant to this Scheme shall be effected by sending the same by first class post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of Corus at the Scheme Record Time or in accordance with any special standing instructions regarding communications, and none of Corus, Tata Steel UK or their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or certificates sent in accordance with this sub-clause 6.2, which shall be sent at the risk of the person or persons entitled thereto.

6.3	All cheques shall be made payable to the person or persons to whom, in accordance with the foregoing provisions of this clause 6, the envelope containing the same is addressed, and the encashment of any such cheque shall be a complete discharge of Tata Steel UK’s obligation under this Scheme to pay for the monies represented thereby.

6.4	In respect of payments made through CREST, Tata Steel UK shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such an assured payment obligation shall be a complete discharge of Tata Steel UK’s obligation under this Scheme with reference to payments made through CREST.

6.5	The preceding paragraphs of this clause 6 shall take effect subject to any prohibition or condition imposed by law.

7.	Dividend mandates

7.1	Each mandate relating to the payment of dividends on any Cancellation Shares and other instructions given to Corus by Relevant Holders in force at the Scheme Record Time shall as from the Effective Date cease to be valid.

7.2	All mandates and other instructions to the Company in force at the Scheme Record Time relating to Transfer Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates in relation to the payment of interest and capital and instructions to Tata Steel UK in relation to the Loan Notes issued in respect thereof.

8.	The Effective Date

8.1	This Scheme shall become effective in accordance with its terms as soon as:

(i)	an office copy of the Scheme Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration; and

(ii)	an office copy of the Reduction Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and such office copy shall have been registered by the Registrar of Companies.

PART FOUR: THE SCHEME OF ARRANGEMENT

8.2	Unless this Scheme shall become effective on or before 20 July 2007, or such later date, if any, as Corus and Tata Steel UK may agree (with the consent of the Panel on Takeovers and Mergers) and the Court may allow, this Scheme shall never become effective.

8.3	Corus and Tata Steel UK may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

9.	Governing law

This Scheme is governed by English law and is subject to the jurisdiction of English courts. The rules of the City Code will, so far as they are appropriate, apply to this Scheme.

Dated 10 November 2006

PART FIVE:

SUMMARY OF THE TERMS OF THE LOAN NOTES

The Loan Notes will be created in accordance with a resolution of the Board of Tata Steel UK and will be constituted by the Loan Note Instrument. The issue of the Loan Notes will be conditional upon the Scheme becoming effective in accordance with its terms. Unless Tata Steel UK determines otherwise, no Loan Notes will be issued by Tata Steel UK unless, on or before the date on which the Scheme becomes effective in accordance with its terms, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections by Scheme Shareholders for the Loan Note Alternative is £20 million or more. If such aggregate nominal value is less than £20 million, any such election shall, unless Tata Steel UK decides otherwise, be void and the relevant Scheme Shareholders will receive the consideration to which they would otherwise be entitled under the Scheme. The maximum nominal value of Loan Notes available under the Loan Note Alternative in connection with the Acquisition is £400 million. The Loan Note Instrument will contain provisions, among others, to the effect set out below.

1.	Form and status

1.1	The Loan Notes will be issued by Tata Steel UK, credited as fully paid, in amounts and integral multiples of £1, with the benefit of a guarantee as to payment of principal and interest from ABN AMRO (the “Guarantor”) in favour of the holders of the Loan Notes (the “Noteholders”). The balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will constitute direct, unsecured and unsubordinated obligations of Tata Steel UK. The Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by Tata Steel UK.

1.2	The Loan Note Alternative is not available to US Holders, ADS Holders or Restricted Overseas Persons, who may not participate in the Loan Note Alternative.

2.	Interest

2.1	The Loan Notes will bear interest (calculated on the basis of a 365 day year) at the rate of 1 per cent. below six-month sterling LIBOR to be determined on the first Business Day of each interest period.

2.2	Interest will accrue from day to day and will be payable (less income tax where deduction thereof is required by law) at the rate specified above in half-yearly instalments in arrear on 30 June and 31 December in each year or, if such date is not a Business Day, on the next following Business Day (“Interest Payment Dates”).

2.3	The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date.

3.	Redemption, purchase, repayment and cancellation

3.1	Tata Steel UK may, by giving the remaining Noteholders not less than thirty days’ prior notice in writing, redeem at par all of the Loan Notes if the aggregate value of the outstanding Loan Notes falls below £2 million at any time during their term so long as all of the Loan Notes so redeemed have been in issue for more than six months.

3.2	Tata Steel UK, or any subsidiary of Tata Steel UK, may at any time purchase any Loan Notes then in issue for more than six months at any price by tender available to all Noteholders alike (provided that under the terms of such tender offer no Noteholders shall be required to sell any of their Loan Notes to Tata Steel UK) or otherwise by agreement with any Noteholder.

3.3	A Noteholder may, by giving not less than fourteen days notice to Tata Steel UK, require Tata Steel UK to repay at par the whole or part of any of its holding of Loan Notes on either 30 June or 31 December in any year after which all of the relevant holding of Loan Notes has been in issue for more than six months (or if such day is not a Business Day, on the next following Business Day). Where a Noteholder requires repayment of any part (but not all) of his holding of Loan Notes, such Loan Notes may only be redeemed in multiples of £500.

3.4	Save to the extent previously redeemed or purchased, the final redemption date will be 30 June 2013. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest up to (and including) that date less tax where deduction thereof is required by law.

3.5	Any Loan Note redeemed, repaid or purchased in accordance with the provisions of the Loan Note Instrument will be cancelled and will not be available for reissue.

PART FIVE:  SUMMARY OF THE TERMS OF THE LOAN NOTES

4.	Maximum amount and scaling back

Up to a maximum amount of £400 million of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that Scheme Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceeds such amount, the entitlement of each Scheme Shareholder who so validly elects will be scaled down pro rata to the number of Scheme Shares in respect of which he has elected for the Loan Note Alternative.

5.	Repayment on default; acceleration

5.1	A Noteholder shall be entitled to call for immediate repayment of any of his Loan Notes at par together with accrued interest (less tax where deduction thereof is required by law) if:

	5.1.1	the principal amount of or any interest on such Loan Notes shall not have been paid in full within 30 days after the due date;

	5.1.2	an order is made or an effective resolution is passed for the winding-up of Tata Steel UK (other than a members’ voluntary winding-up for the purposes of an amalgamation, reconstruction or merger on terms previously approved by an extraordinary resolution of Noteholders); or

	5.1.3	an encumbrancer takes possession of, or an administrator, administrative receiver or a manager, trustee or receiver (or similar officer) is appointed or an administration order is made in respect of, Tata Steel UK or over the whole (or substantially the whole) of the undertaking or property of Tata Steel UK, unless the same is removed, paid out or discharged within 30 days.

5.2	Tata Steel UK is obliged to notify the Noteholders in writing of the happening of any of the events specified in paragraph 5.1 of this Part Five promptly after becoming aware of the same.

6.	Substitution of principal debtor

6.1	The Loan Notes will contain provisions entitling Tata Steel UK, without the consent of the Noteholders, to:

6.1.1	substitute any member(s) of the same group as Tata Steel UK, with “group” for these purposes being defined by reference to paragraph 12 of Schedule 9 of the Finance Act 1996 (in such capacity, the “Substituted Issuer”) as the principal debtor under the Loan Note Instrument in respect of some or all of the Loan Notes; or

6.1.2	to require all or any of the Noteholders to exchange the Loan Notes for loan notes issued on the same terms mutatis mutandis by the Substituted Issuer.

6.2	Tata Steel UK shall not be entitled to exercise its power of substitution or exchange as described under paragraph 6.1 of this Part Five in respect of any holding of Loan Notes if to do so would result in the holders of such Loan Notes receiving payments of interest under withholding or deduction in respect of tax (or an increase in the rate of any such withholding or deduction), or if such substitution would itself constitute a disposal of the Loan Notes (or any of them) by the Noteholders for the purpose of United Kingdom taxation on chargeable gains.

7.	Unsecured obligation

The Loan Notes will be an unsecured obligation of Tata Steel UK ranking pari passu with its other unsecured obligations apart from those which are preferred by any insolvency or other similar law or any law relating to creditors’ rights generally.

8.	No listing

No application has been or will be made to any stock exchange for the Loan Notes to be listed on or dealt on, any stock exchange or other trading facility.

9.	Surrender of Loan Notes on repayment and prescription

9.1	Save for a redemption made in accordance with paragraph 3.3 above, each Noteholder any of whose Loan Notes are due to be redeemed, purchased or repaid must, not later than the due date for redemption or purchase, deliver the relevant Loan Note certificate(s) to Tata Steel UK at the address at which the register of Noteholders is kept, in order that such certificate(s) may be cancelled.

9.2	If only part of the principal amount of any Loan Note so delivered is repaid, Tata Steel UK will cancel the relevant Loan Note certificate(s) and without charge issue to the Noteholder a new Loan Note certificate for the balance of the principal amount due to him.

9.3	If any Noteholder fails or refuses to deliver up any Loan Note certificate(s) relating to Loan Notes which are liable to be redeemed, purchased or repaid in whole or in part at the time and place fixed for repayment, or fails or refuses to accept or give a receipt for payment of the monies due on repayment,

PART FIVE:  SUMMARY OF THE TERMS OF THE LOAN NOTES

those monies shall be set aside by Tata Steel UK and paid into a separate interest bearing account with a bank and held by Tata Steel UK for that Noteholder on the following terms:

(A)	Tata Steel UK may deduct from such interest as those monies earn while on deposit any expenses reasonably and properly incurred by Tata Steel UK in that connection;

(B)	any such amount so paid or deposited, together with accrued interest, will immediately be paid to the Noteholder or his successors upon delivery of the relevant Loan Note at any time during the period 10 years from the making of the deposit; and

(C)	any such amount so paid or deposited, together with accrued interest, which remains unclaimed after a period of 10 years from the making of the deposit shall, if the directors of Tata Steel UK so resolve, be forfeited and revert to Tata Steel UK, notwithstanding that in the intervening period the obligation to pay the same may have been provided for in the books, accounts and other records of Tata Steel UK.

10.	Transfer, death and bankruptcy

10.1	The Loan Notes are not transferable other than by any Noteholder to a spouse/civil partner, parent, child, stepchild, adopted child, illegitimate child or to a family trust of such person or the Noteholder. In addition, the trustee of the Corus Group Employee Share Ownership Plan may make transfers of Loan Notes to members of such plan of any amount which represents a member’s entire beneficial interest in the Loan Notes.

10.2	If a Noteholder dies, his personal representatives (where he was a sole holder or the only survivor of joint holders) or his survivors (where he was a joint holder) shall be the only persons recognised by Tata Steel UK as having any title to his Loan Notes. Any person becoming entitled to Loan Notes as a consequence of the death or bankruptcy of a Noteholder may, upon production of such evidence as is properly required by the directors of Tata Steel UK, elect to be registered as the holder of such Loan Notes or to have some person nominated by him so registered.

11.	Modification of rights

11.1	Noteholders will have the power by extraordinary resolution to sanction any modification, abrogation, compromise or release previously approved in writing by Tata Steel UK in any respect of any provisions of the Loan Note Instrument or the rights of the Noteholders from time to time against Tata Steel UK and to assent to any modification of the provisions contained in the Loan Note Instrument proposed by Tata Steel UK.

11.2	An extraordinary resolution is a resolution passed at a meeting of the Noteholders, duly convened and held, by a majority consisting of not less than three quarters of the persons voting thereat on a show of hands or if a poll is demanded on the resolution then by a majority consisting of not less than three quarters of the votes given on such poll. At any meeting convened for the purpose of passing an extraordinary resolution persons holding a clear majority in principal amount of the Loan Notes for the time being outstanding shall form a quorum.

11.3	Tata Steel UK may amend the provisions of the Loan Note Instrument without the sanction or consent of the Noteholders if, in the opinion of a financial adviser to Tata Steel UK, such amendment would not be prejudicial to the interests of the Noteholders or is of a formal, minor or technical nature or corrects a manifest error, unless such amendment would constitute a disposal of the Loan Notes (or any of them) by the Noteholders for the purposes of United Kingdom taxation on chargeable gains. Any opinion of the financial adviser in this regard shall be arrived at in its absolute discretion without consulting the Noteholders and no liability shall attach to it in respect thereof.

12.	Issue of further Loan Notes

The principal amount of the original issue of the Loan Notes is limited to £400 million. Tata Steel UK may from time to time by resolution of its board of directors (or a duly authorised committee thereof) create and issue further Loan Notes (in good faith on arm’s length terms and not merely to reduce the voting rights of the existing Noteholders) to form a single issue with the original Loan Notes, following the issue of all Loan Notes to be issued pursuant to the Acquisition, or cancel any Loan Notes created but unissued.

13.	Guarantee

13.1	The Guarantor will unconditionally and irrevocably guarantee the due and punctual payment by Tata Steel UK of the principal and interest payable to the Noteholders by Tata Steel UK in respect of the Loan Notes.

PART FIVE:  SUMMARY OF THE TERMS OF THE LOAN NOTES

13.2	The Guarantor will be deemed a principal debtor in respect of its obligations in relation to the Loan Notes and its obligations in relation thereto may be enforced by any Noteholder without first making demand of Tata Steel UK.

13.3	Any amounts due to any Noteholder will be paid by the Guarantor without reference to any rights to set-off or counterclaim that Tata Steel UK or the Guarantor has against the Noteholder or any rights of set-off which the Guarantor may have against Tata Steel UK.

13.4	The Guarantor’s liability to the Noteholder shall not be discharged, impaired or affected by reason of any defect in the obligations of Tata Steel UK or the Guarantor, any time or other indulgence given to Tata Steel UK or the Guarantor by any Noteholder, the liquidation of, or the appointment of any administrator, receiver or administrative receiver in respect of Tata Steel UK or the Guarantor, any legal limitation of Tata Steel UK or the Guarantor, any invalidity or unenforceability of the obligations of Tata Steel UK or the Guarantor, the substitution of Tata Steel UK as principal debtor under the Loan Notes (except to the extent that the Guarantor itself is the Substituted Issuer), any act or omission of the Noteholders, the taking, existence or release of any security or other guarantee, any amendment to the Loan Note Instrument, any defence or counterclaim available to the Guarantor or any other circumstances which would otherwise discharge the Guarantor.

13.5	If any deduction or withholding for or on account of tax is required by law to be made from a payment by the Guarantor to any Noteholder, in excess of the amount of such deduction or withholding (if any) which would have been so required had that payment been made by Tata Steel UK, then the Guarantor will pay such additional sum to such Noteholder as will, after the deduction or withholding has been made, leave the Noteholder with the same amount as it would have been entitled to receive in the absence of any requirement to make such a deduction or withholding in excess of that applicable (if any) in the case of the payment being made by Tata Steel UK.

14.	Payment

If any payment of principal or interest in respect of the Loan Notes would otherwise fall to be made on a day which is not a Business Day, payment shall be postponed to the next day which is a Business Day and no further interest or other payment will be made as a consequence of any such postponement.

15.	Tax

Part Seven of this document contains certain information about the UK tax treatment of the Loan Notes.

16.	Governing law

The Loan Notes will be governed by and construed in accordance with English law and the courts of England will have exclusive jurisdiction in relation to any claim or dispute arising out of or relating to the Loan Note Instrument or the Loan Notes (including in relation to the obligations of the Guarantor).

17.	Alternative foreign currency

17.1	On any redemption date falling on or after the first anniversary of the date of issue of the relevant Loan Notes, a Noteholder may redeem in whole or in part (being, in the case of redemption of part, £500 in nominal value or any integral multiple thereof), in lieu of and in satisfaction of the principal amount of his Loan Notes, an amount in US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of such Loan Notes to be redeemed could have purchased at the spot rate on the thirtieth day before the relevant redemption date, provided that the amount redeemed shall not be less than 99.5 per cent. or more than 100.5 per cent. of the amount in US dollars that the sterling principal amount of the Loan Notes redeemed could have purchased on such redemption date.

17.2	Tata Steel UK may on 30 June 2013 or on any redemption date pursuant to paragraph 3.1 above falling on or after the first anniversary of the date of issue of each of the relevant Loan Notes by giving not less than 90 days’ written notice (or, in the case of a redemption pursuant to paragraph 3.1, 30 days’ written notice) to the Noteholders, pay each Noteholder an amount, in lieu of and in satisfaction of the principal amount in sterling of Loan Notes to be redeemed, an amount in US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of such Loan Notes to be redeemed could have purchased at the spot rate on the fifth Business Day before the date of such notice from Tata Steel UK, provided that the amount redeemed shall not be less than 99.5 per cent. or more than 100.5 per cent. of the amount in US dollars that the sterling principal amount of the Loan Notes redeemed could have purchased on such redemption date.

PART FIVE:  SUMMARY OF THE TERMS OF THE LOAN NOTES

18.	Offer restriction

18.1	The Loan Notes that may be issued pursuant to the Scheme are not, and will not be, registered under the Securities Act or under the relevant securities laws of any state, or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws. In addition, the Loan Notes which may be issued pursuant to the Scheme have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Financial Authority or the Japanese Ministry of Finance. Accordingly, the Loan Notes, may not be offered, sold, resold or delivered, directly or indirectly, in or into The Netherlands, Canada, Australia, Japan or any other jurisdiction where to do so would violate the laws of such jurisdiction or would require registration thereof, in such jurisdiction.

19.	Further terms of the Loan Note Alternative

19.1	Each Scheme Shareholder by whom, or on whose behalf, a Loan Note Form of Election or TTE Instruction electing for the Loan Note Alternative is, in due course, executed and lodged or delivered (as the case may be), irrevocably undertakes, represents, warrants and agrees to and with Tata Steel UK and Lloyds TSB Registrars (so as to bind him or her, his or her heirs, successors and assigns) to the effect that the execution of the Loan Note Form of Election (or delivery of the TTE instruction, as the case may be) shall, conditionally on (and with effect from) the Scheme becoming effective, the cancellation of the Cancellation Shares and the registration of Tata Steel UK as holder of New Corus Shares paid up out of the reserve arising on the cancellation of the Cancellation Shares and pending registration of the transfer of Loan Note Elected Shares to which such form relates, constitutes:

(A)	an irrevocable authority pursuant to which Tata Steel UK shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Corus or any class of its shareholders) attaching to such Loan Note Elected Shares;

(B)	an irrevocable authority to Corus from such Scheme Shareholder to send any notice, warrant, document or other communication issued after the Effective Date which may be required to be sent to him as a member of Corus (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Loan Note Elected Shares into certificated form) to Tata Steel UK;

(C)	an irrevocable authority to Tata Steel UK or any director of Tata Steel UK to sign any consent to short notice on his behalf in respect of, and/or to attend and/or to execute a form of proxy in respect of such Loan Note Elected Shares (and/or, where appropriate, any appointment pursuant to section 375 of the Act) appointing any person nominated by Tata Steel UK to attend general meetings and separate class meetings of Corus or its members (or any of them) (and any adjournment thereof) and further to exercise or refrain from exercising the votes attached to such Loan Note Elected Shares (or any shares deriving therefrom) on his behalf; and

(D)	the agreement of such Scheme Shareholder not to exercise any of such rights without the consent of Tata Steel UK and the irrevocable undertaking of such Scheme Shareholder not to appoint a proxy or corporate representative to attend, and not himself to attend, any such general meeting or class meeting.

19.2	In addition any Scheme Shareholder who elects to receive Loan Notes, whether by returning a Loan Note Form of Election or sending a TTE Instruction thereby represents and warrants that they are not a US Holder, ADS Holder, a person (including an individual, partnership, unincorporated syndicate or organisation, incorporated association, trust, trustee, executor, administrator or other legal representative) in or resident in the United States, Canada, Australia, Japan or the Netherlands nor are they a Restricted Overseas Person and that they will not be acquiring, and will not be holding, the Loan Notes for the account or benefit of a Restricted Overseas Person or with a view to the offer, sale, re-sale, delivery or transfer, directly or indirectly, of such Loan Notes in or into the United States, Canada, Australia, Japan, or the Netherlands or to or for the account or benefit of any Restricted Overseas Person or any other person whom they have reason to believe is purchasing for the purpose of such offer, sale, re-sale, delivery or transfer.

If any US Holder, ADS Holder or Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative of the Scheme, then such US Holder, ADS Holder, or Restricted Overseas Person will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration pursuant to the Scheme.

PART FIVE:  SUMMARY OF THE TERMS OF THE LOAN NOTES

20.	No recommendation

The Corus Directors cannot and do not give any advice or recommendation to Corus Shareholders as to whether, or as to what extent, they should elect for the Loan Note Alternative. Whether to elect for the Loan Note Alternative, and the extent of any such election, are matters for Corus Shareholders to decide and will be influenced by their individual financial and tax position. Corus Shareholders should seek advice from their own independent financial and/or tax advisers if they are in any doubt as to the action they should take.

PART SIX:

PROCEDURE FOR ELECTING FOR THE LOAN NOTE ALTERNATIVE

If you hold Scheme Shares in certificated form and you wish to elect for the Loan Note Alternative you must complete the green Loan Note Form of Election, in accordance with the instructions set out in paragraph 1(a) below, in respect of your holding of Corus Shares and send it to Lloyds TSB Registrars using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R OAX, in each case so as to be received by Lloyds TSB Registrars by the Loan Note Deadline.

If your Scheme Shares are held in uncertificated form through CREST and you wish to elect for the Loan Note Alternative then you should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a transfer to escrow instruction (a “TTE Instruction”) to CRESTCo in accordance with the instructions set out in paragraph 1(b) below.

Please telephone the Corus Shareholder Helpline on 0845 766 0776 (between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day) or, if telephoning from outside the UK, on +44 1903 276 305 if you need further copies of the Loan Note Form of Election or if you have any questions relating to the Loan Note Form of Election.

The availability of the Loan Note to Overseas Shareholders may be affected by the laws of jurisdictions other than the United Kingdom. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative, will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration pursuant to the Scheme.

If any US Holder, ADS Holder or Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such US Holder, ADS Holder or Restricted Overseas Person will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration pursuant to the Scheme.

If the issue of Loan Notes to any Scheme Shareholder would or may infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any registration or other special requirement, the Scheme provides that such Loan Notes will not be issued to the relevant Scheme Shareholder unless Tata Steel UK otherwise agrees.

The Loan Notes that may be issued pursuant to the Scheme have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Acquisition have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Financial Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel UK and permitted by applicable law and regulation, the Loan Notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Financial Authority has not reviewed, approved or disapproved this document, the Acquisition or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this document.

A Loan Note Form of Election contained in an envelope postmarked in the United States, Canada, Australia, Japan or the Netherlands or otherwise appearing to Tata Steel UK or any of its agents to have been sent from the United States, Canada, Australia, Japan or The Netherlands or on behalf of a US Holder, ADS Holder or Restricted Overseas Person will not constitute a valid election for the Loan Note Alternative.

By completing the Loan Note Form of Election, or making a TTE Instruction electing for the Loan Note Alternative you thereby represent and warrant that you are not a US Holder, ADS Holder or Restricted Overseas Person. Any person electing for the Loan Note Alternative who is unable to give the representations and warranties contained in Notes 2 on page 2 of the Loan Note Form of Election and referred to in paragraph 19.2 of Part Five of this document may be deemed not to have made a valid election under the

PART SIX: PROCEDURE FOR ELECTING FOR THE LOAN NOTE ALTERNATIVE

Loan Note Alternative. Tata Steel UK and its agents reserve the right in their sole discretion to reject any Loan Note Form of Election they believe violates the law of any jurisdiction.

Overseas Shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

1.	Electing to receive the Loan Note Alternative

(a) Corus Shares in certificated form

To elect to receive the Loan Note Alternative in respect of some or all of your Scheme Shares held in certificated form, you must complete and return a green Loan Note Form of Election. If you have more than one holding of Corus Shares, you are requested to complete a separate Loan Note Form of Election for each holding of Corus Shares. You must check that the details in Section A of the Loan Note Form of Election are correct (and, if your details have changed, please update where indicated). If you wish to receive Loan Notes in respect of ALL of your registered holding of Corus Shares, you must insert “X” in Box 1 of Section B. If you only wish to elect to receive Loan Notes in respect of some (but not all) of your registered holding of Corus Shares, you must insert the number of Corus Shares in respect of which you wish to receive Loan Notes in Box 2 of Section B. If you do not insert “X” in Box 1 or a number in Box 2, or if the number inserted in Box 2 exceeds the number of Corus Shares registered in your name (but the Loan Note Form of Election is otherwise validly completed) you will be deemed to have made an election for Loan Notes in respect of all of your registered holding of Corus Shares.

You must then (if you are an individual) sign Section D of the Loan Note Form of Election in the presence of a witness who should also sign in accordance with the instructions printed on it. A company may affix its common seal in Section D, which should be affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute the Form of Election as a deed by two directors or one director and the company secretary signing and dating in the execution part of Section D. A company incorporated outside Great Britain, may execute the Form of Election by any person duly authorised who may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases, the name of the company above must be inserted above the signatures.

A completed Loan Note Form of Election (together with your share certificate(s) and/or other document(s) of title or indemnities satisfactory to Tata Steel UK) should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to Lloyds TSB Registrars Princess House, 1 Suffolk Lane, London EC4R OAX as soon as possible, but in any event so as to be received by the Loan Note Deadline. No acknowledgement of receipt of documents will be given.

(b) Corus Shares in uncertificated form

If your Corus Shares are held in uncertificated form you should take (or procure to be taken) the action set out below to transfer the Corus Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE Instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant under Lloyds TSB Registrars’ participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE Instruction settles no later than the Loan Note Deadline.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Corus Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Corus Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

•	The number of Corus Shares to be transferred to an escrow balance. This is the number of Scheme Shares in respect of which you wish to elect for the Loan Note Alternative.

•	Your member account ID.

•	Your participant ID.

•	The participant ID of the escrow agent, Lloyds TSB Registrars. This is 2RA77.

•	The member account ID of the escrow agent. This is TATALN01.

•	The intended settlement date. This should be as soon as possible and in any event not later than the Loan Note Deadline.

•	The corporate action ISIN number for the Acquisition. This is GB00B127GF29.

PART SIX: PROCEDURE FOR ELECTING FOR THE LOAN NOTE ALTERNATIVE

•	The TTE Instruction should be inputted with CREST standard delivery instruction priority of 80.

•	A contact name and telephone number inserted in the shared note field.

After settlement of the TTE Instruction, you will not be able to access the Corus Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective in accordance with its terms, the escrow agent will transfer the Corus Shares concerned to Tata Steel UK. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above.

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Corus Shares to settle prior to the Loan Note Deadline. In this connection you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Please note that, if you elect for the Loan Note Alternative in respect of Corus Shares which are held in CREST and if you fail to give the TTE Instruction to settle prior to the Loan Note Deadline in accordance with the instruction set out above, your election for the Loan Note Alternative will to that extent be invalid and you will receive cash as if you had not elected for the Loan Note Alternative.

If any Loan Note Form of Election is received or where applicable, a TTE Instruction settles after the Loan Note Deadline or is received or settles before such time and date but is not valid or complete in all respects (save as described in paragraph 1 above and paragraph 2.1 below) as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not be entitled to receive any Loan Notes under the Loan Note Alternative but will instead receive cash consideration pursuant to the Scheme.

2.	Other provisions relating to the Loan Note Form of Election

2.1	Without prejudice to any other provisions of this Part Six, Tata Steel UK reserves the right (subject to the terms of the Acquisition and the provisions of the City Code) to treat as valid in whole or in part any election for the Loan Note Alternative which is not entirely in order. In that event, no Loan Notes will be issued in respect of such election under the Loan Note Alternative until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Tata Steel UK have been received.

2.2	The Loan Note Form of Election, all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Scheme Shareholder and Tata Steel UK or Lloyds TSB Registrars shall be governed by and interpreted in accordance with English law.

2.3	Execution of a Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his agreement that the courts of England are (subject to paragraph 2.4 below) to have non-exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Loan Note Form of Election or otherwise arising in connection with the Acquisition and the Loan Note Form of Election, and for such purposes that he irrevocably submits to the jurisdiction of the English courts.

2.4	Execution of the Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his agreement that the agreement in paragraph 2.3 above is included for the benefit of Tata Steel UK, Lloyds TSB Registrars and/or its or their respective agents and, accordingly, notwithstanding the agreement in paragraph 2.3 above, each of Tata Steel UK, Lloyds TSB Registrars and/or its or their respective agents shall retain the right to, and may in its or their absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the electing shareholder irrevocably submits to the jurisdiction of the courts of any such country.

2.5	All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or in the Loan Note Form of Election are given by way of security for the performance of the obligations of the Scheme Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the City Code.

2.6	No acknowledgement of receipt of any Loan Note Form of Election, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Tata Steel UK.

2.7	All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Scheme Shareholders (or their designated agents) in respect of the Loan Note Alternative will be delivered by or sent to or from them (or their designated agents) at their own risk. No such document shall be sent to an address in the United States, Australia, Canada, Japan or the Netherlands.

2.8	Neither Tata Steel UK nor any of its respective advisers nor any person acting on its or their behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the

PART SIX: PROCEDURE FOR ELECTING FOR THE LOAN NOTE ALTERNATIVE

treatment of elections under the Loan Note Alternative on any of the bases set out in this Part Six or otherwise in connection therewith.

2.9	Corus may, in its sole discretion, at any time prior to the Loan Note Deadline, cancel any election made for the Loan Note Alternative at the request of any Scheme Shareholder who has validly elected for the Loan Note Alternative. Consequently, if any elections for the Loan Note Alternative are so cancelled, Lloyds TSB Registrars, will (in relation to the Scheme Shares in respect of which such elections have been made) immediately after the date on which Corus notifies the relevant Scheme Shareholders that their elections for the Loan Note Alternative have been cancelled (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which such notification is made): (i) return share certificates and/or other documents of title relating to such Scheme Shares by post (or such other method as may be approved by the Panel); and (ii) give TFE Instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

2.10	If the Scheme does not become effective after elections for the Loan Note Alternative have been made, Lloyds TSB Registrars, will (in relation to the Scheme Shares in respect of which such elections have been made) immediately after the date on which any condition to the Acquisition becomes incapable of being satisfied (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which any condition becomes incapable of being satisfied): (i) return share certificates and/or other documents of title relating to such Scheme Shares by post (or such other method as may be approved by the Panel); and (ii) give TFE Instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

PART SEVEN:

UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

1.	United Kingdom Taxation

The following paragraphs, which are intended as a general guide only and not a substitute for detailed tax advice, are based on current legislation and on what is understood to be current HMRC practice. They summarise certain limited aspects of the United Kingdom taxation consequences of the Scheme and they relate only to the position of Scheme Shareholders who are resident or ordinarily resident in the United Kingdom for taxation purposes except as specifically provided otherwise, who hold their Scheme Shares or, as the case may be, Loan Notes as an investment (other than under a personal equity plan or an individual savings account), who are the absolute beneficial owners of their Scheme Shares or, as the case may be, Loan Notes and who have not (and are not deemed to have) acquired their Scheme Shares or Loan Notes by virtue of an office or employment (whether current, historic or prospective). The comments below may not apply to certain categories of person. If you are in any doubt as to your taxation position, or you are subject to taxation in a jurisdiction other than the United Kingdom, you should consult an appropriate independent professional financial adviser immediately.

Special tax provisions may apply to Scheme Shareholders who have acquired or who acquire their Scheme Shares by exercising options or having awards satisfied under the Corus Share Schemes. Such shareholders are advised to seek independent advice.

I.	United Kingdom taxation of chargeable gains

Liability to United Kingdom taxation of chargeable gains will depend on a Scheme Shareholder’s individual circumstances and on the form of consideration received.

(A)	Cash

The receipt by a Scheme Shareholder of cash consideration payable under the terms of the Scheme will constitute a disposal, or part disposal, of his or her Scheme Shares for the purposes of UK taxation of chargeable gains which may, depending on the Scheme Shareholder’s individual circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to UK taxation on chargeable gains or an allowable loss.

If a Scheme Shareholder receives Loan Notes as well as cash consideration and the amount of cash is small in comparison with the value of his or her Scheme Shares, the Scheme Shareholder should not be treated as having disposed of the Scheme Shares in respect of which the cash was received. Instead the cash should be treated as a deduction from the base cost of his or her Scheme Shares (and, as a consequence, this will also reduce the effective base cost of any Loan Notes to the Scheme Shareholder concerned rather than as a part disposal). Under current HMRC practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of the Scheme Shareholder’s holding of Scheme Shares should generally be treated as small for these purposes.

For individual Scheme Shareholders, indexation allowance and taper relief may be available to reduce any gain arising (but not to create or increase an allowable loss) on the disposal of his or her Scheme Shares. In respect of Scheme Shares acquired (or deemed to have been acquired) before April 1998, indexation allowance will be given for the period of ownership up to and including the month of April 1998, but not in respect of any period thereafter. Taper relief reduces the proportion of the gain brought into charge to capital gains tax depending in part on the number of complete years for which the Scheme Shares have been held (or deemed to have been held) from 6 April 1998. The percentage rate of taper relief for an individual will depend on whether the individual’s Scheme Shares are business or non-business assets. The capital gains annual exemption (which is £8,800 for 2006/07) will also be available to offset any chargeable gain (to the extent it is not otherwise utilised). For Scheme Shareholders within the charge to UK corporation tax (but which do not qualify for the substantial shareholdings exemption in respect of their Scheme Shares), indexation allowance will be available in respect of the Scheme Shares to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the disposal of their Scheme Shares.

A Scheme Shareholder who is not, and never has been, either resident or ordinarily resident in the UK, and whose holding of Scheme Shares has not been used in, acquired for use by, or held, used or acquired for the purposes of, a trade, profession or vocation in the UK carried on by him or her through a branch or agency or permanent establishment, will not be liable to UK taxation on chargeable gains in respect of his or her disposal of Scheme Shares for cash.

(B)	Loan Notes

The Loan Notes will be qualifying corporate bonds for corporation tax purposes but will not be qualifying corporate bonds for capital gains tax purposes.

PART SEVEN:     UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

In general, a Scheme Shareholder who, either alone or together with persons connected with him, does not hold more than five per cent. of, or of any class of, the shares or debentures of Corus should not be treated as having made a disposal of his Scheme Shares for the purposes of UK taxation of chargeable gains to the extent that he receives Loan Notes as consideration for the exchange of his Scheme Shares following a valid election under the Loan Note Alternative under the Scheme. He should, to that extent, be treated in the manner described in paragraphs (i) and (ii) below.

Any Scheme Shareholder who, either alone or together with persons connected with him, holds more than five per cent. of, or of any class of, the shares or debentures of Corus is advised that an application for clearance will be made to HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Loan Note Alternative. All Scheme Shareholders are advised that an application for clearance will also be made to HMRC under section 707 of the Income and Corporation Taxes Act 1988 in respect of the Loan Note Alternative. If such clearances are given, any Scheme Shareholder should be treated in the manner described in paragraphs (i) and (ii) below. Neither the Scheme nor the Loan Note Alternative is conditional on such clearances being obtained.

(i)	Loan Note Alternative — UK tax resident non-corporate Scheme Shareholders

The following should apply to any Scheme Shareholder who is subject to capital gains tax and who elects to receive a Loan Note.

Any gain or loss which would otherwise have arisen on a disposal of those of his or her Scheme Shares which are exchanged for Loan Notes should be treated for tax purposes as “rolled over” into the Loan Notes, and the Loan Notes should be treated for tax purposes as the same assets as those Scheme Shares, acquired at the same time, and for the same acquisition cost, as those Scheme Shares.

A subsequent disposal, including a redemption or repayment, of all or any part of the Loan Notes may, depending on such Scheme Shareholder’s individual circumstances, give rise to a liability to UK tax on chargeable gains. Any chargeable gain or allowable loss arising on a disposal of the Loan Notes by such Scheme Shareholder should be calculated taking into account the allowable original cost to the Scheme Shareholder of acquiring his or her Scheme Shares for which the Loan Notes were received in exchange (taking into account any adjustment to the base cost of the Scheme Shares described in the second paragraph of section 1(A) above). Indexation allowance will be available on that cost (when calculating a chargeable gain but not an allowable loss) in respect of the period up to and including the month of April 1998 during which the Scheme Shares were treated as having been owned by Scheme Shareholders. Thereafter, including in respect of the period of ownership of the Loan Notes, taper relief may be available to reduce any chargeable gain.

Additional tax consequences may arise where Loan Notes are redeemed in US dollars, as provided for under the terms of the Loan Notes.

(ii)	Loan Note Alternative — UK tax resident corporate Scheme Shareholders

For a Scheme Shareholder which is within the charge to UK corporation tax, the Loan Notes will constitute qualifying corporate bonds for the purposes of UK taxation of chargeable gains. For such a Scheme Shareholder, any gain or loss which would otherwise have arisen on disposal of those Scheme Shares that are exchanged for Loan Notes will be “held over” and deemed to accrue on the subsequent disposal of the Loan Notes (including redemption or repayment). No indexation allowance will be available for the period of ownership of the Loan Notes.

A Scheme Shareholder within the charge to UK corporation tax in respect of Loan Notes will generally be charged to (or, as the case may be, obtain relief from) UK corporation tax on income under the “Loan Relationship” rules in respect of all profits, gains and losses (other than the “held over” gain which will be dealt with as referred to above) arising from its holding or disposal of Loan Notes.

II.	UK taxation of interest on the Loan Notes

(A)	Withholding tax

Interest on the Loan Notes will be paid after deduction of UK income tax by Tata Steel UK at the lower rate (currently 20 per cent.) unless either (i) the holder of the relevant Loan Notes is, and can prove to the satisfaction of Tata Steel UK that it is, a company, partnership or other body entitled under section 349A of the Income and Corporation Taxes Act 1988 to receive payments of interest without deduction of a sum representing tax or (ii) Tata Steel UK has been directed by HMRC, in respect of a particular holding of Loan Notes, to make the payment without deduction or subject to a reduced rate of deduction by virtue of relief under the provisions of a double tax treaty. Any such direction as is mentioned in part (ii) of the preceding sentence will be given only following a prior application in the appropriate manner to the relevant tax authorities by the holder of the Loan Notes in question. Tata Steel UK will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

PART SEVEN:     UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

(B)	Non-corporate Noteholders

The gross amount of the interest on the Loan Notes will form part of the recipient’s income for the purposes of UK income tax, credit being allowed for the tax withheld (if any). Individuals who are taxable only at the basic rate or at a rate which is lower than the basic rate will have no further tax to pay in respect of the interest. Individuals liable to UK income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest received. In certain cases, holders of Loan Notes may be able to recover an amount in respect of the tax withheld at source from HMRC. On transfer or disposal (including redemption) of Loan Notes by an individual, a charge to UK income tax may arise under the “accrued income scheme” in respect of the interest on the Loan Notes which has accrued since the preceding interest payment date.

(C)	Corporate Noteholders

A holder of Loan Notes within the charge to UK corporation tax in respect of the Loan Notes will generally bring into the charge to tax as income under the “Loan Relationship” rules, interest on, and any profits and gains arising from, the Loan Notes.

III.	Stamp duty and stamp duty reserve tax (“SDRT”)

No stamp duty or SDRT will generally be payable by Scheme Shareholders as a result of the Scheme. Special rules apply in the case of issues of securities to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issue of depositary receipts and therefore any Scheme Shareholder who wishes to elect for the Loan Note Alternative in circumstances where the relevant Loan Notes will be issued to any such person on his or her behalf should consult his or her tax adviser before doing so.

2.	United States federal income taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PERSONS SUBJECT TO US TAX ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY TAXPAYERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON TAXPAYERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following summary describes certain material US federal income tax consequences of the Scheme. This summary addresses only US federal income tax consequences to US holders (as defined in this section — “United States Federal Income Taxation”) that hold Corus Shares or Corus ADSs as capital assets at all relevant times. It does not purport to be a complete analysis or description of all potential US federal tax considerations that may be relevant to a US holder in light of its particular circumstances. In particular, this summary does not address US tax consequences applicable to holders that may be subject to special treatment under the US federal income tax laws including, without limitation, US expatriates, persons subject to the alternative minimum tax, tax exempt entities, banks, financial institutions, insurance companies, regulated investment companies, dealers or traders in securities or currencies, traders that elect to mark to market, persons that hold Corus Shares or Corus ADSs as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction, persons that own (directly, indirectly or by attribution) ten per cent. or more of the share capital or voting stock of Corus, persons that acquired their Corus Shares or Corus ADSs through the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. The summary also does not address any US state, local, foreign or other tax considerations.

This summary (i) is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, judicial decisions, rulings and administrative pronouncements, all as in effect on the date of this document, and all of which are subject to change or changes in interpretation, possibly on a retroactive basis and (ii) is based in part on the representations of the ADS Depositary and the assumption that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “US holder” is a beneficial owner of Corus Shares or Corus ADSs that is: (i) a citizen or individual resident of the United States for US federal income tax purposes, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all of the substantial decisions of the trust, and (ii) neither resident nor ordinarily resident in the United Kingdom for UK tax purposes. If a partnership (or any entity treated as a partnership for US federal income tax purposes) holds Corus Shares or Corus ADSs, the consequences of the Scheme to a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of

PART SEVEN:     UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

partnerships that hold Corus Shares or Corus ADSs are advised to consult their own tax advisers regarding the Scheme.

A US holder of Corus ADSs will be treated as the beneficial owner of the underlying Corus Shares represented thereby for US federal income tax purposes.

This summary of US federal income tax consequences of the Scheme is for information purposes only and does not constitute tax advice. It does not address all the tax consequences that may be relevant to a US holder in light of its particular circumstances. Accordingly, each US holder of Corus Shares or Corus ADSs is strongly urged to consult its own tax adviser to determine the particular tax consequences to the holder, including the application and effect of any US federal, state, local, UK tax and other tax laws, of the receipt of the cash consideration in exchange for Corus Shares or Corus ADSs pursuant to the Scheme.

The following discussion assumes that Corus is not and has not been a passive foreign investment company (a “PFIC”) for US federal income tax purposes. However, PFIC status is a factual determination that depends upon the composition of the income and assets of Corus and the market value of its Shares and ADSs and is subject to change. Because this determination must be made annually at the end of the taxable year, there can be no assurance that Corus will not be considered a PFIC for the 2006 taxable year. If Corus was a PFIC in any year in which a US holder held Corus Shares or Corus ADSs or if Corus is a PFIC in 2006, the tax on any gains realised by a US holder pursuant to the Scheme may be less favourable than as described herein. US holders should consult their own tax advisers regarding the application of the PFIC rules to their ownership and disposition of Corus Shares or Corus ADSs.

I US federal income tax consequences of the Scheme

The receipt of cash by a US holder as consideration for the cancellation of its Corus Shares or Corus ADSs pursuant to the Scheme will be a taxable transaction for US federal income tax purposes. Accordingly, a US holder generally will recognise capital gain or loss equal to the difference, if any, between the amount realised and the US holder’s adjusted basis in its Corus Shares or Corus ADSs surrendered. Any gain or loss will be US source capital gain or loss for foreign tax credit purposes, and will be treated as long term capital gain or loss if, on the Effective Date, the US holder’s holding period with respect to its Corus Shares or Corus ADSs exceeds one year. Long-term capital gains recognised by non-corporate US holders generally are subject to US federal income taxation at a maximum rate of 15 per cent. Capital gains of corporate US holders generally are taxable at the regular rates applicable to corporations. The deductibility of losses is subject to significant limitations. If a US holder acquired blocks of Corus Shares or Corus ADSs at different times and at different prices, it generally must determine its adjusted tax basis and holding period separately with respect to each block of Corus Shares or Corus ADSs.

The amount realised by a US holder of Corus Shares should be an amount equal to the US dollar value of the pounds sterling that it receives at the spot rate in effect on the settlement date of the sale if either the US holder uses the cash method of accounting or the holder uses the accrual method and properly elects to determine the US dollar value as of the settlement date. The cash basis (and, if it elects, the accrual basis) US holder should have an adjusted basis in its Corus Shares equal to the US dollar value at the spot rate in effect on the settlement date of the purchase of such Corus Shares. If a US holder uses the accrual method of accounting but does not make an election to determine the US dollar value of the pounds sterling on the settlement date, then the US dollar value generally should be determined on the Effective Date. If an accrual method US holder makes such an election, the election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service (the “IRS”). In the case of US holders of Corus ADSs, the amount of the cash consideration paid in pounds sterling generally will be converted into US dollars by the ADS Depositary upon its receipt and a US holder of Corus ADSs will not receive any portion of the cash consideration in pounds sterling. Cash method and electing accrual method holders of Corus ADSs should not be required to recognise any foreign currency gain or loss in respect of the consideration. Non-electing accrual method taxpayers generally will be required to recognise foreign currency gain or loss as a result of fluctuations in the spot rate of exchange for pounds sterling between the Effective Date and the date the ADS Depositary converts the pounds sterling into US dollars.

II Foreign currency gain or loss

A US holder of Corus Shares who receives pounds sterling as consideration for the cancellation of its Corus Shares pursuant to the Scheme will have a tax basis in the pounds sterling equal to the US dollar amount realised. If a US holder converts the pounds sterling on the settlement date or the Effective Date (whichever date the taxpayer was required to use to calculate the US dollar value of the cash consideration pursuant to the Scheme), the US holder generally should not recognise any exchange gain or loss in respect of the payment. Upon conversion by a US holder of foreign currency on a date subsequent to the settlement date or the Effective Date, as applicable, the holder will recognise exchange gain or loss. Any exchange gain or loss realised generally will be treated as US source ordinary income or loss. US holders should consult their own tax advisers as to the application of these rules to their particular circumstances.

PART SEVEN:     UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

III US backup withholding and information reporting

US holders generally will be subject to information reporting to the IRS with respect to the payments of the cash consideration made to them pursuant to the Scheme unless such holders are entitled to an exemption and, where required, demonstrate their entitlement to an exemption. In addition, in accordance with forms or regulations to be prescribed by the IRS, the name and address of and the amount of consideration paid to each Corus Shareholder and ADS Holder pursuant to the Scheme may be required to be provided to the IRS, together with other (as yet unspecified) information.

Furthermore, backup withholding at a current rate of 28 per cent generally will apply to a holder that does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from information reporting and backup withholding. Non-US holders may be required to comply with applicable certification procedures (generally on Internal Revenue Service Form W-8BEN) to establish that they are not US holders in order to avoid the application of the backup withholding rules. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited or claimed as a refund against a holder’s US federal income tax liability, provided that the holder furnishes all required information to the IRS in a timely manner.

3.  Dutch taxation

I   General

The following describes certain material Dutch tax consequences of the Acquisition for a holder of Corus Shares.

This section does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder of Corus Shares, nor does it purport to describe any Dutch tax considerations or consequences that may be relevant to the proposal which is to be made to the holders of Dutch Bonds referred to in paragraph 2.7 of Part Two of this document. Holders of Corus Shares should consult with their tax advisers with regard to the tax consequences of the Acquisition in their particular circumstances. This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of Corus Shares who receives or has received any benefits from these shares as employment income, deemed employment income or otherwise as compensation.

Neither does this section purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of Corus Shares who has a (fictitious) substantial interest in Corus.

Generally, a holder has a substantial interest if such holder, alone or together with his partner, has, directly or indirectly:

(i)	the ownership of, or certain rights over, shares representing five per cent. or more of the total issued and outstanding capital of Corus or of the issued and outstanding capital of any class of shares of Corus;

(ii)	the rights to acquire shares, whether or not already issued, representing five per cent. or more of the total issued and outstanding capital of Corus, or of the issued and outstanding capital of any class of shares Corus; or

(iii)	certain profit participating certificates that relate to five per cent. or more of the annual profit of Corus or to five per cent. or more of the liquidation proceeds of Corus.

A holder has a fictitious substantial interest if (a) he has disposed of, or is deemed to have disposed of, all or part of a substantial interest or (b) he is an individual and has transferred a business enterprise in exchange for shares, on a non-recognition basis.

A holder of Corus Shares will also have a substantial interest if his partner or one of certain relatives of that holder or of his partner has a (fictitious) substantial interest.

Except as otherwise indicated, this section only addresses Dutch tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect. A change in legislation or regulations may thus invalidate all or part of this section. Unless otherwise specifically stated herein, this section does not express any view on Dutch international tax law and does not express any view on any Dutch legal matter other than Dutch tax law.

II  Dutch withholding tax

The payment of cash by Tata Steel UK to a holder of Corus Shares in connection with the Acquisition will not be subject to any withholding tax or any deduction for, or on account of, any Dutch tax.

PART SEVEN:     UNITED KINGDOM, UNITED STATES AND DUTCH TAXATION

III Dutch taxes on income and capital gains

(A) Residents of The Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following holders of Corus Shares:

(i)	individual shareholders who are resident or deemed to be resident in The Netherlands; and

(ii)	individuals who opt to be treated as a resident of The Netherlands for purposes of Dutch taxation ((1) and (2) jointly “Dutch Individuals”); and

(ii)	entities (“Dutch Corporate Entities”), that are subject to the Dutch Corporate Income Tax Act 1969 (“CITA”) and that are resident or deemed to be resident in The Netherlands for the purposes of the CITA excluding:

(a)	pension funds (pensioenfondsen) and other entities that are wholly or partly exempt from Dutch corporate income tax;

(b)	Dutch Corporate Entities which are entitled to the participation exemption with respect to Corus Shares based on Article 13 CITA; and

(c)	investment institutions (beleggingsinstellingen) as defined in article 28 CITA.

(B)	Dutch Individuals not engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities

Generally, a Dutch Individual who holds Corus Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or as a shareholder) or to miscellaneous activities (overige werkzaamheden) will be subject annually to an income tax imposed on a fictitious yield on such shares. The shares held by such Dutch Individual will be taxed under the regime for savings and investments (Box III).  Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including, as the case may be, the Corus Shares is set at a fixed amount. This fixed amount is 4 per cent. of the average net fair market value of these assets and liabilities, including of the Corus Shares measured, in general, at the beginning and end of every calendar year taking a tax-free threshold into account. The applicable tax rate under the regime for savings and investments is currently a flat rate of 30 per cent.

The sale of Corus Shares for cash pursuant to the Acquisition will not, by itself, result in any Dutch tax to a Dutch Individual whose Corus Shares are subject to the regime for savings and investments (Box III).

(C)	Dutch Individuals engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from the sale, pursuant to the Acquisition of Corus Shares, that are either attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or as a shareholder), or attributable to miscellaneous activities (overige werkzaamheden) are generally subject to income tax in the individual’s hands at statutory progressive rates, currently up to 52 per cent.

(D) Dutch Corporate Entities

Any benefits derived or deemed to be derived from the sale, pursuant to the Acquisition of Corus Shares, that are held by a Dutch Corporate Entity are generally subject to corporate income tax at statutory rates (in general, currently 29.6 per cent. It is anticipated that the general corporate income tax rate will be reduced to 25.5 per cent. as of 1 January 2007).

(E) Dutch turnover tax

No Dutch turnover tax will arise in respect of the sale of Corus Shares for cash pursuant to the Acquisition.

PART EIGHT:

FINANCIAL INFORMATION ON THE CORUS GROUP

The financial information contained in this Part Eight does not constitute statutory accounts within the meaning of section 240 of the Act for any of the periods presented. Statutory accounts of Corus for the financial year ended 31 December 2005 have been delivered to the Registrar of Companies in England and Wales. The auditors of Corus have made a report on those statutory accounts which was unqualified as defined by section 235 of the Act and which did not contain any statements made under section 237(2) or (3) of the Act.

The extracted audited financial information in Section A of this Part Eight has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), the Companies Act 1985 and the accounting policies set out on pages 70 to 78 of this document. The basis of preparation of the unaudited interim financial information in Section B is set out on page 111 of this document.

Save as disclosed below, the financial information set out in Section A of this Part Eight for the two years ended 31 December 2005 has been extracted, without material adjustment from the Corus Group’s consolidated financial statements for the year ended 31 December 2005 (“2005 Financial Statements”) in which the comparatives for the year ended 31 December 2004 were restated to comply with IFRS following the Corus Group’s transition from reporting under UK GAAP to reporting under IFRS from 1 January 2005:

(i)	Note 7 to the 2005 Financial Statements has been amended to reflect the approval of the final dividend at the Annual General Meeting on 9 May 2006;

(ii)	Note 8 to the 2005 Financial Statements has been amended to include a statement that the figures disclosed in that note relate to the period preceding the consolidation of Corus’ share capital, which was approved by shareholders on 9 May 2006;

(iii)	Note 28.1 to the 2005 Financial Statements has been partially amended in Section A of this Part Eight by removing the analysis of movements in ordinary share capital in the period and details of the Company’s purchase of ordinary shares in the period;

(iv)	Note 28.2 “Rights to Subscribe for Shares” to the 2005 Financial Statements has not been included in Section A of this Part Eight;

(v)	Note 33 “Contingencies” to the 2005 Financial Statements has been partially amended in Section A of this Part Eight so that it now only includes numeric disclosures of those amounts outstanding at 31 December 2005;

(vi)	Notes 40 “Post balance sheet events”, 41 “Main subsidiaries and investments” and 42 “Reconciliation of equity and profit under UK GAAP to IFRS” to the 2005 Financial Statements have not been included in Section A of this Part Eight; and

(vii)	the supplementary information for North American investors contained in the 2005 Financial Statements which was required for the purposes of Corus’ 2005 Form 20-F filing has not been included in Section A of this Part Eight.

The above changes to the 2005 Financial Statements are not considered to be material and have not been audited.

The financial information set out in Section B of this Part Eight for the six month period to 1 July 2006 has been extracted, without material adjustment from the Corus Group’s unaudited interim consolidated financial statements for the six month period to 1 July 2006.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

SECTION A: CONSOLIDATED FINANCIAL INFORMATION FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2005

Consolidated income statement

		2005	2004
For the financial period ended 31 December 2005	Note	£m	£m

Group turnover	1	10,140	9,332
Total operating costs	2	(9,460)	(8,670)

Group operating profit	1	680	662
Finance costs	5	(132)	(129)
Finance income	5	31	13
Share of post-tax profits of joint ventures and associates		1	21

Profit before taxation		580	567
Taxation	6	(129)	(126)

Profit after taxation		451	441
Attributable to:
Equity holders of the parent		452	447
Minority interests		(1)	(6)

		451	441

Earnings per share
Basic earnings per ordinary share	8	10.17p	10.07p
Diluted earnings per ordinary share	8	9.74p	9.43p

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated balance sheet

		2005	2004
At 31 December 2005	Note	£m	£m

Non-current assets
Goodwill	9	83	85
Other intangible assets	10	56	39
Property, plant and equipment	11	2,820	2,793
Equity accounted investments	12	95	109
Other investments	13	113	66
Retirement benefit assets	37	157	311
Deferred tax assets	26	172	174

		3,496	3,577

Current assets
Inventories	14	1,954	1,732
Trade and other receivables	16	1,512	1,363
Current tax assets	15	21	19
Other financial assets	23	85	—
Short term investments	17	—	11
Cash and short term deposits	17	871	589
Assets held for sale	18	3	—

		4,446	3,714

TOTAL ASSETS		7,942	7,291

Current liabilities
Short term borrowings	20	(384)	(379)
Trade and other payables	19	(1,844)	(1,742)
Current tax liabilities	15	(79)	(117)
Other financial liabilities	23	(38)	—
Retirement benefit obligations	37	(5)	(18)
Short term provisions and other liabilities	25	(117)	(141)

		(2,467)	(2,397)

Non-current liabilities
Long term borrowings	20	(1,308)	(1,063)
Deferred tax liabilities	26	(126)	(137)
Retirement benefit obligations	37	(436)	(455)
Provisions for liabilities and charges	25	(116)	(122)
Other non-current liabilities	21	(46)	(26)
Deferred income	27	(65)	(33)
		(2,097)	(1,836)

TOTAL LIABILITIES		(4,564)	(4,233)

NET ASSETS		3,378	3,058

Equity
Called up share capital	28	1,697	1,696
Share premium account	29	173	168
Statutory reserve	29	—	2,338
Other reserves	29	283	201
Consolidated reserves	29	1,199	(1,378)

Equity attributable to equity holders of the parent		3,352	3,025
Minority interests	30	26	33

TOTAL EQUITY		3,378	3,058

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated statement of recognised income and expense

		2005	2004
For the financial period ended 31 December 2005	Note	£m	£m

Actuarial losses on defined benefit plans		(156)	(64)
Net movement on fair values of cash flow hedges		(6)	—
Revaluation of available for sale investments	13	7	—
Deferred tax on items taken directly to reserves		24	19
Revaluation of goodwill due to exchange	9	(2)	—
Exchange movements on currency net investments		(12)	(2)

Net expense recognised directly in equity		(145)	(47)
Profit after taxation		451	441

Total recognised income and expense for the period		306	394
Adoption of IAS 32 and IAS 39		16	—

		322	394

Total recognised income and expense for the period attributable to:
Equity holders of the parent		307	400
Minority interests		(1)	(6)

		306	394

Adoption of IAS 32 and IAS 39 attributable to:
Equity holders of the parent		24
Minority interests		(8)

		16

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated cash flow statement

		2005	2004
For the financial period ended 31 December 2005	Note	£m	£m

Operating activities
Cash generated from operations	34	939	578
Interest paid		(115)	(104)
Premium received on issue of new loans	20	—	8
Premium paid on redemption of Eurobond		—	(9)
Issue costs of new loans		—	(15)
Interest element of finance lease rental payments		(1)	(2)
Taxation paid		(166)	(93)

Net cash flow from operating activities		657	363

Investing activities
Purchase of property, plant and equipment		(423)	(310)
Development grants received		2	—
Sale of property, plant and equipment		49	37
Purchase of other intangible assets		(29)	(12)
Purchase of other fixed asset investments		(35)	(12)
Loans to joint ventures and associates		—	(1)
Repayment of loans from joint ventures and associates		—	6
Purchase of subsidiary undertakings and businesses		—	(17)
Net cash acquired with subsidiary undertakings and businesses		—	6
Investments in joint ventures and associates		—	(5)
Sale of businesses and subsidiary undertakings	38	29	95
Sale of joint ventures and associates		3	2
Dividends from joint ventures and associates		9	4
Interest received		30	12
Sale/(purchase) of short term investments		11	(5)

Net cash flow from investing activities		(354)	(200)

Financing activities
Cash inflow from issue of ordinary shares	28	6	1
New loans		3	558
Repayment of borrowings		(19)	(503)
Capital element of finance lease rental payment		(1)	(1)
Dividends paid	7	(22)	—

Net cash flow from financing activities		(33)	55

Increase in cash and cash equivalents		270	218
Cash and cash equivalents at beginning of period		557	340
Effect of foreign exchange rate changes		(2)	(1)

Cash and cash equivalents at end of period		825	557

Cash and cash equivalents consist of:
Cash and short term deposits	17	871	589
Bank overdrafts	20	(46)	(32)

		825	557

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Presentation of accounts and accounting policies

I   Basis of preparation

From 1 January 2005, as required by the European Union’s IAS regulation, the Group has prepared its Report & Accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

Since this is the first year in which the Group has prepared financial statements under the IFRS accounting policies set out below, the comparatives have been restated from accounting principles generally accepted in the UK (UK GAAP) to comply with IFRS. These policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments under IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”. Corus has made use of the exemption available under IFRS 1 ’First Time Adoption of International Financial Reporting Standards’ to only apply these two standards from 2 January 2005. The adoption of IAS 32 and IAS 39 as at 2 January 2005 principally resulted in:

(a)	The measurement of available for sale investments at fair value (see Note 13).

(b)	The measurement of all derivative financial instruments at fair value (see Note 23).

(c)	The classification of drawings under the securitisation programme as borrowings (see Note 20).

(d)	The classification of non-equity minority interests as borrowings (see Note 20).

(e)	The classification of convertible bonds into separate debt and equity option values (see Note 23).

At 2 January 2005, these changes resulted in increases to net assets of £16m and net debt of £268m.

In addition Corus has only applied IFRS 5 ’Assets held for sale and discontinued operations’ prospectively from 2 January 2005. Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from that date.

The accounts have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, and financial assets and liabilities that are held for trading.

II	Use of estimates and critical accounting judgements

The preparation of accounts in accordance with IFRS requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;

(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and

(iii)	reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below. Critical accounting judgements and the key sources of estimation or uncertainty in applying the Group’s accounting policies arise in relation to property, plant and equipment, goodwill, current asset provisions, deferred tax, retirement benefits, provisions created for redundancy, rationalisation and related costs, emission rights and financial derivatives. The detailed accounting policies, including underlying judgements and methods of estimations for each of these items are discussed below. All of these key factors are considered at least annually.

III	Basis of consolidation

The consolidated income statement, balance sheet, statement of recognised income and expense and cash flow statement include the Company and its subsidiaries. They also include the Group’s share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the equity method of consolidation. The profits or losses of subsidiaries, joint ventures and associates acquired or sold during the period are included from the date of acquisition or up to the date of their disposal. All intra-group transactions, balances, income and expenses are eliminated on consolidation, including unrealised profits on such transactions.

IV	Business combinations

On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any excess of the fair value of consideration given over the fair values of the Group’s share of the identifiable net assets acquired is treated as goodwill. If the fair value of the net assets acquired exceeds the

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

fair value of consideration then these fair values are reassessed before taking the remainder as a credit to profit and loss in the period of acquisition.

Goodwill is recognised as an asset and, although it is not amortised, it is reviewed for impairment annually and whenever there is a possible indicator of impairment. Any impairment is recognised immediately in profit and loss and cannot subsequently be reversed. On disposal of a subsidiary, joint venture or associate any residual amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP value, as no adjustment was required on transition. This has also been subject to impairment tests at that date and will continue to be, at least, annually. Goodwill written off immediately to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the assets to which it related.

V	Turnover

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer, which is generally when they have accepted physical delivery and control of the goods. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts due for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

VI	Provisions

Provisions for rationalisation and related measures, environmental remediation and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. This involves a series of management judgements and estimates that are based on past experience of similar events and third party advice where applicable.

In particular, redundancy provisions are made where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date. These provisions also include charges for any termination costs arising from enhancement of retirement or other post-employment benefits for those employees affected by these plans.

Provisions are also created for long term employee benefits that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognised as a liability is the present value of benefit obligations at the balance sheet date, and all movements in the provision (including actuarial gains and losses or past service costs) are recognised immediately within profit and loss.

Corus participates in the EU Emissions Trading Scheme, initially measuring any rights received or purchased at cost, and recognises a provision in relation to carbon dioxide quotas if there is any anticipated shortfall in the level of quotas received or purchased when compared with actual emissions in a given period. Any surplus is only recognised once it is realised in the form of an external sale.

VII	Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Costs incurred on individual development projects are recognised as intangible assets from the date that all of the following conditions are met:

(i)	completion of the development is technically feasible;

(ii)	it is the intention to complete the intangible asset and use or sell it;

(iii)	it is clear that the intangible asset will generate probable future economic benefits;

(iv)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(v)	it is possible to reliably measure the expenditure attributable to the intangible asset during its development.

Recognition of costs as an asset is stopped when the project is complete and available for its intended use, or if these criteria no longer apply. The approach to amortisation and impairment of other intangible assets is described in XVIII.

Where development activities do not meet the conditions for recognition as an asset, any associated expenditure is treated as an expense in the period in which it is incurred.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

VIII	Government grants

Grants related to expenditure on property, plant and equipment are credited to profit and loss over the useful lives of qualifying assets. Total grants received less the amounts credited to profit and loss at the balance sheet date are included in the balance sheet as deferred income.

IX	Insurance

Certain of the Group’s insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV. They both account for all insurance business on an annual basis and the net consolidated result is dealt with as part of the operating costs in these accounts. Insurance premiums in respect of insurance placed with third parties and reinsurance premiums in respect of risks not retained by the Group’s captive insurance companies are charged to profit and loss in the period to which they relate.

X	Share-based payments

In accordance with the transitional provisions, the Group has applied the requirements of IFRS 2 ’Share-based payments’ to all grants of equity instruments after 7 November 2002 that were unvested at the date of transition to IFRS.

The Group issues equity settled share-based payments to certain employees. These are measured at fair value at the date of grant. This fair value is then expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. Fair value is measured by use of actuarial models such as Black Scholes or modified binomial approaches, dependent upon the nature of vesting conditions (in particular the Group’s Leveraged Equity Acquisition Plan awards are linked to Total Shareholder Return (TSR) performance which is a market condition). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The charge is adjusted at each balance sheet date to reflect the actual number of forfeitures, cancellations and leavers during the period.

Where employees cease contributions into an existing sharesave scheme in order to take up an offer to participate in a new sharesave scheme, then modification accounting is applied. This means the charge for the old awards is continued to be spread over the old vesting period and any incremental charge arising from switching to the new award is spread over the new vesting period.

XI	Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has early adopted the amendment to IAS 19 ’Employee Benefits’ (as issued in December 2004) to allow actuarial gains and losses to be recognised in retained earnings and presented in the statement of recognised income and expense. In applying IAS 19, in relation to retirement benefits costs, the current service cost, interest cost and expected return on plan assets have been treated as a net expense within employment costs.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

XII	Financing items

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Interest expense, including that related to financing the construction of property, plant and equipment is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest expense. Unamortised amounts are shown in the balance sheet as part of the outstanding balance of the related security. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off as interest expense when paid.

XIII	Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. In contrast, deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised (which, in particular, requires an assessment of the time horizon over which taxable profits are more likely than not to arise to offset brought forward losses). Liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Both current and deferred tax items are calculated using the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. This means using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another.

XIV Foreign currencies

Functional currency

The individual financial statements of each Group company are reported in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds sterling, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

Transactions and balances

Monetary assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date. Income statement items and cash flows are translated into sterling at the average rates for the financial period. In order to hedge its exposure to certain foreign exchange transaction risks, the Group enters into forward contracts and options (see note XV below for details of the Group’s accounting policies in respect of such derivative financial instruments).

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit and loss items from average to closing rate are recorded as movements on reserves.

Exchange gains and losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

XV	Financial instruments

Up to 1 January 2005

Forward contracts and commodity futures are used by the Group, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Up to 1 January 2005 net sales and purchases covered by these contracts or options were translated into sterling at contract rates. No account was taken of the potential but unrealised profits or losses on open forward contracts or options which were intended as a hedge against future contracted transactions; such profits and losses were accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the income statement. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in profit and loss.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

From 2 January 2005

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. The detailed accounting treatment for such items can differ, as described in the following sections:

(a)	Trade receivables

Trade receivables, which are initially recorded at their fair value, do not carry any interest and are subsequently stated at their amortised cost, as reduced by appropriate allowances for any impairment.

(b)	Other investments

Other investments include long term financial assets that are initially measured at fair value, including transaction expenses. They are classified as either available for sale or as loans and receivables. For available for sale investments, gains and losses arising from changes in fair values are recognised directly in equity until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Following initial recognition they are measured at amortised cost using the effective interest rate method.

(c)	Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the individual contractual arrangements.

(d)	Bank Borrowings

Interest-bearing bank loans, overdrafts and issued debt are initially recorded at their fair value which is generally the proceeds received, net of direct issue costs. These borrowings are subsequently stated at amortised cost.

(e)	Convertible loan notes

Convertible loan notes are regarded as compound instruments, consisting of a liability component and a conversion option component. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. Where the convertible bonds are issued in a currency other than sterling, this instrument is recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in profit and loss.

The interest expense on the liability component is calculated by applying the prevailing market interest rate at inception for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note.

Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

(f)	Trade payables

Trade payables, which are initially recorded at fair value, are not interest bearing and are subsequently stated at their amortised cost.

(g)	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(h)	Derivative financial instruments and hedge accounting

In the ordinary course of business the Group uses certain derivative financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and LME contracts. The instruments are employed as hedges of transactions included in the accounts or forecast for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the Aluminium division, which may extend up to four years.

Derivatives are accounted and measured at fair value from the date the derivative contract is taken out and subsequently measured at fair value. For forward currency and commodity contracts the fair values are determined based on market forward rates as at the balance sheet date.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit and loss. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit and loss in the same period in which the hedged item affects profit and loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes attributable to the risk being hedged with the corresponding entry in profit and loss. Gains or losses from re-measuring the associated derivative are also recognised in profit and loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit and loss as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in profit and loss.

XVI	Patents, trademarks and software

Patents, trademarks and software are included in the balance sheet as intangible assets where they are clearly linked to long term economic benefits for the Group. In this case they are measured initially at purchase cost and then amortised on a straight-line basis over their estimated useful lives.

All other costs on patents, trademarks and software are expensed in profit and loss as incurred.

XVII	Property, plant and equipment

Property, plant and equipment is recorded at original cost less accumulated depreciation and any recognised impairment loss. Cost includes professional fees, and, for assets constructed by the Group, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Commissioning costs and interest attributable to expenditure on assets in the course of construction are written off to profit and loss as incurred. Assets in the course of construction are depreciated from the date on which they are ready for their intended use.

The gain or loss arising on disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognised in profit and loss.

Included in property, plant and equipment are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which impairment provisions are made where necessary to cover slow moving and obsolete items.

Subsequent costs are included in the carrying value of an asset when it is probable that additional future economic benefits will flow to the Group and the cost of the item can be measured reliably. All other repairs and renewals are charged to profit and loss as incurred.

XVIII	Depreciation, amortisation and impairment of property, plant and equipment and other intangible assets

Depreciation or amortisation is provided so as to write off, on a straight-line basis, the cost of property, plant and equipment and other intangible assets, including those held under finance leases, to their residual value. These charges are commenced from the dates the assets are available for their intended use and are spread over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation or amortisation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that an impairment loss needs to be recognised, as discussed below. No further charges are provided in respect of assets that are fully written down but are still in use.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

The estimated useful lives for the main categories of property, plant and equipment and other intangible assets are:

Freehold and long leasehold buildings that house plant and other works buildings		25 years
Other freehold and long leasehold buildings		50 years
Plant and machinery:
Iron and steelmaking	maximum	25 years
IT hardware and software	maximum	8 years
Office equipment and furniture		10 years
Motor vehicles		4 years
Other	maximum	15 years
Patents and trademarks		4 years
Product and process development costs		5 years
Investment property		50 years

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. The discount rate applied in the period of 9.5% was based upon the Group’s long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

XIX	Leases

Assets held under finance leases are recognised as assets of the Group at their deemed cost to the Group, being their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the period of the lease.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

XX	Joint ventures and associates

The results and assets and liabilities of joint ventures and associates are incorporated in the accounts using the equity method of accounting, except where classified as held for sale (see note XXI).

Investments in joint ventures and associates are initially measured at cost. Any excess of the cost of acquisition over the Group’s share of the fair values of the identifiable net assets acquired, being goodwill, is included within the carrying value of the joint venture or associate and is subsequently tested for impairment on an annual basis. Any deficiency of the cost of acquisition below the Group’s share of the fair values of the identifiable net assets acquired is credited to profit or loss in the period of acquisition. The Group’s share of post acquisition profits and losses is recognised in profit and loss, and its share of post acquisition movement in reserves are recognised directly in reserves. Losses of associates in excess of the Group’s interest in those associates are not recognised, unless the Group has incurred obligations or made payments on behalf of the associate.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Unrealised gains on transactions with joint ventures or associates are eliminated and, where material, the results of joint ventures and associates are modified to conform to the Group’s policies.

XXI	Non-current assets held for sale from 2 January 2005

Non-current assets, and disposal groups, classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. The Group must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

XXII	Inventories

Inventories of raw materials are valued at the lower of cost and net realisable value. Cost is determined using the ’first in first out’ method. Inventories of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling and distribution. Provisions are made to cover slow moving and obsolete items based on historical experience of utilisation on a category-by-category basis.

XXIII	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

XXIV	Segmental reporting

Corus is organised into a structure that comprises four main operating divisions: Strip Products, Long Products, Distribution & Building Systems and Aluminium. This structure reflects the dominant source and nature of the Group’s operational risks and returns and all intra-divisional trading is based on commercial terms. These business divisions are used as the primary format for segmental reporting. Segment assets are operational assets used in normal day to day activities. They include attributable goodwill, intangible assets, property, plant and equipment, equity accounted investments, inventories and operational receivables. They do not include cash and short term deposits, short term investments, tax assets and other current financial assets. Segment liabilities are also those resulting from the normal activities of the division, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Group as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent the Group’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short term deposits and short term investments. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Group as a whole and so are not directly attributable to individual geographical segments.

XXV	IFRS transition exemptions and choices

IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Corus has taken the following key exemptions.

(a)	Employee benefits: At the transition date for IAS 19, all cumulative actuarial gains and losses have been recognised in the balance sheet within retirement benefit assets or retirement benefit obligations. Subsequently, actuarial gains and losses have been recognised immediately and taken to reserves through the statement of recognised income and expense.

(b)	The effect of changes in foreign exchange rates: Under IAS 21, cumulative translation differences on the consolidation of subsidiaries are only being accumulated for each individual subsidiary from the date of transition to IFRS and not from their original acquisition date.

(c)	Financial instruments: Financial instruments were designated as a financial asset or liability at fair value (with the fair values taken through profit and loss) or as available for sale on the adoption date of 2 January 2005, rather than at the date of initial recognition. IAS 32, IAS 39 and IFRS 4 have not been applied to the comparative financial statements included in this first set of IFRS accounts. Financial instruments in 2004 are recorded on the pre-existing UK GAAP basis. (d) Share-based payment: IFRS 2 has been adopted from the transition date and is only being applied to equity instruments (for example share options and

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

share scheme awards) granted on or after 7 November 2002 and not vested as at 4 January 2004. Corus has elected not to take up the option of full retrospective application of the standard

(e)	Business combinations: IFRS 3 has been applied prospectively from the transition date to IFRS with no restatement of previous business combinations (including the acquisition of Koninklijke Hoogovens NV).

As well as the above exemptions, IAS 31 ’Interests in Joint Ventures’ allows a choice of equity accounting or proportional consolidation for joint ventures. Corus has chosen to continue to equity account for its investments in joint ventures and associates.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

1.	Segmental analysis

1.1	Operating division analysis

Corus is organised into a structure that comprises four main operating divisions — Strip Products, Long Products, Distribution & Building Systems and Aluminium. Analyses of the operating results and balance sheets for each of these divisions are set out below.

			Distribution
2005	Strip	Long	& Building		Central
(Figures in £m, unless otherwise stated)	Products	Products	Systems	Aluminium	& other	Eliminations	Total

Income statement key data
Gross turnover	5,140	2,679	3,021	1,110	77	(1,887)	10,140
Inter-segment sales	(1,013)	(714)	(50)	(45)	(65)	1,887	—

Group turnover	4,127	1,965	2,971	1,065	12	—	10,140

Depreciation (net of grants released)	(172)	(63)	(19)	(36)	(5)	—	(295)
Amortisation	(7)	(1)	(1)	(1)	(2)	—	(12)

Operating profit/(loss) before restructuring, impairment and disposals	598	106	44	25	(53)	—	720
Restructuring and impairment costs:
Redundancy and related costs	(4)	(17)	(3)	(5)	2	—	(27)
Impairment (losses)/reversals related to property, plant and equipment	(3)	3	(2)	(34)	(2)	—	(38)
Impairment losses related to intangible assets	—	—	—	—	—	—	—
Other asset write downs	(1)	—	—	—	—	—	(1)
Other rationalisation costs	1	(1)	(6)	—	—	—	(6)
Accelerated release of grants	—	—	—	—	2	—	2
Profit on disposal of property, plant and equipment	16	6	19	—	3	—	44
Loss on disposal of group undertakings (Note 38)	(2)	(8)	(4)	—	—	—	(14)

Group operating profit/(loss)	605	89	48	(14)	(48)	—	680
Finance costs	—	—	—	—	(132)	—	(132)
Finance income	—	—	—	—	31	—	31
Share of post-tax (losses)/profits of joint ventures and associates	(6)	2	5	—	—	—	1
Taxation	—	—	—	—	(129)	—	(129)

Profit/(loss) after taxation	599	91	53	(14)	(278)	—	451

Balance sheet key data
Goodwill	51	—	18	14	—	—	83
Property, plant and equipment	1,696	615	138	322	49	—	2,820
Equity accounted investments	56	13	26	—	—	—	95
Other segment assets	1,758	911	752	435	737	(520)	4,073

Total segment assets	3,561	1,539	934	771	786	(520)	7,071
Cash, short term deposits and short term investments	—	—	—	—	871	—	871

Total assets	3,561	1,539	934	771	1,657	(520)	7,942

Total segment liabilities	(1,152)	(600)	(495)	(312)	(833)	520	(2,872)
Borrowings	—	—	—	—	(1,692)	—	(1,692)

Total liabilities	(1,152)	(600)	(495)	(312)	(2,525)	520	(4,564)

Net assets/(liabilities)	2,409	939	439	459	(868)	—	3,378

Other information
Capital expenditure on property, plant and equipment	228	115	21	50	9	—	423
Capital expenditure on other intangible assets	14	1	—	—	14	—	29
Average weekly number of employees	22,500	12,800	5,700	5,700	1,500	—	48,200

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

			Distribution
2004	Strip	Long	& Building		Central
(Figures in £m, unless otherwise stated)	Products	Products	Systems	Aluminium	& other	Eliminations	Total

Income statement key data
Gross turnover	4,724	2,605	2,606	1,092	67	(1,762)	9,332
Inter-segment sales	(841)	(750)	(72)	(40)	(59)	1,762	—

Group turnover	3,883	1,855	2,534	1,052	8	—	9,332

Depreciation (net of grants released)	(169)	(61)	(25)	(36)	(5)	—	(296)
Amortisation	(3)	(2)	—	(2)	—	—	(7)

Operating profit/(loss) before restructuring, impairment and disposals	411	162	79	53	(74)	—	631
Restructuring and impairment costs:
Redundancy and related costs	(8)	(6)	(4)	(2)	(6)	—	(26)
Impairment (losses)/reversals related to property, plant and equipment	(3)	67	(8)	(37)	—	—	19
Impairment losses related to intangible assets	(10)	(9)	—	(3)	—	—	(22)
Other asset write downs	—	(13)	—	—	—	—	(13)
Other rationalisation costs	—	(1)	(4)	—	—	—	(5)
Accelerated release of grants	—	—	—	—	—	—	—
Profit on disposal of property, plant and equipment	27	5	2	—	—	—	34
Profit on disposal of group undertakings	—	43	1	—	—	—	44

Group operating profit/(loss)	417	248	66	11	(80)	—	662
Finance costs	—	—	—	—	(129)	—	(129)
Finance income	—	—	—	—	13	—	13
Share of post-tax profits of joint ventures and associates	11	4	6	—	—	—	21
Taxation	—	—	—	—	(126)	—	(126)

Profit/(loss) after taxation	428	252	72	11	(322)	—	441

Balance sheet key data
Goodwill	53	—	18	14	—	—	85
Property, plant and equipment	1,661	600	143	342	47	—	2,793
Equity accounted investments	69	14	25	1	—	—	109
Other segment assets	1,635	903	842	369	466	(511)	3,704

Total segment assets	3,418	1,517	1,028	726	513	(511)	6,691
Cash, short term deposits and short term investments	—	—	—	—	600	—	600

Total assets	3,418	1,517	1,028	726	1,113	(511)	7,291

Total segment liabilities	(1,073)	(572)	(576)	(246)	(835)	511	(2,791)
Borrowings	—	—	—	—	(1,442)	—	(1,442)

Total liabilities	(1,073)	(572)	(576)	(246)	(2,277)	511	(4,233)

Net assets/(liabilities)	2,345	945	452	480	(1,164)	—	3,058

Other information
Capital expenditure on property, plant and equipment	210	106	14	43	2	—	375
Capital expenditure on other intangible assets	6	—	1	1	8	—	16
Average weekly number of employees	22,500	13,300	5,800	5,700	1,300	—	48,600

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

1.2	Geographical analysis

Analyses of the operating results and balance sheets by geographical sectors, representing Corus’ most significant regional markets, are set out below.

2005		EU	Europe	North		Rest of	Net
(Figures in £m, unless otherwise stated)	UK	(excl UK)	(excl EU)	America	Asia	World	Debt	Eliminations	Total

Income statement key data
By destination:
Group turnover	2,706	5,018	400	870	863	283	—	—	10,140

By location of Group entity:
Gross turnover	5,155	4,874	150	527	476	26	—	(1,068)	10,140
Inter-segment sales	(652)	(397)	(15)	(3)	(1)	—	—	1,068	—

Group turnover	4,503	4,477	135	524	475	26	—	—	10,140

Included above:
Exports from the United Kingdom	2,356	—	—	—	—	—	—	—	2,356

Depreciation (net of grants released)	(146)	(133)	(3)	(12)	(1)	—	—	—	(295)
Amortisation	(8)	(4)	—	—	—	—	—	—	(12)

Operating profit before restructuring, impairment and disposals	188	500	7	10	11	4	—	—	720
Restructuring and impairment costs:
Redundancy and related costs	(21)	(6)	—	—	—	—	—	—	(27)
Impairment losses related to property, plant and equipment	(2)	(36)	—	—	—	—	—	—	(38)
Impairment losses related to intangible assets	—	—	—	—	—	—	—	—	—
Other asset write downs	—	(1)	—	—	—	—	—	—	(1)
Other rationalisation costs	(6)	—	—	—	—	—	—	—	(6)
Accelerated release of grants	2	—	—	—	—	—	—	—	2
Profit on disposal of property, plant and equipment	41	3	—	—	—	—	—	—	44
(Loss)/profit on disposal of group undertakings (Note 38)	—	(15)	—	1	—	—	—	—	(14)

Group operating profit	202	445	7	11	11	4	—	—	680

Share of post-tax profits/(losses) of joint ventures and associates	2	(6)	5	—	—	—	—	—	1

Balance sheet key data
Goodwill	—	83	—	—	—	—	—	—	83
Property, plant and equipment	1,395	1,287	22	108	7	1	—	—	2,820
Equity accounted investments	27	54	13	—	1	—	—	—	95
Other segment assets	2,147	1,898	58	209	60	15	—	(314)	4,073

Total segment assets	3,569	3,322	93	317	68	16	—	(314)	7,071
Cash, short term deposits and short term investments	—	—	—	—	—	—	871	—	871

Total assets	3,569	3,322	93	317	68	16	871	(314)	7,942

Total segment liabilities	(1,526)	(1,394)	(35)	(175)	(51)	(5)	—	314	(2,872)
Borrowings	—	—	—	—	—	—	(1,692)	—	(1,692)

Total liabilities	(1,526)	(1,394)	(35)	(175)	(51)	(5)	(1,692)	314	(4,564)

Net assets/(liabilities)	2,043	1,928	58	142	17	11	(821)	—	3,378

Other information
Capital expenditure on property, plant and equipment	218	193	2	9	1	—	—	—	423
Capital expenditure on other intangible assets	22	7	—	—	—	—	—	—	29
Average weekly number of employees	24,300	21,500	500	1,500	300	100	—	—	48,200

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

2004		EU	Europe	North		Rest of	Net
(Figures in £m, unless otherwise stated)	UK	(excl UK)	(excl EU)	America	Asia	World	Debt	Eliminations	Total

Income statement key data
By destination:
Group turnover	2,614	4,645	338	923	594	218	—	—	9,332

By location of Group entity:
Gross turnover	4,547	4,585	139	554	338	25	—	(856)	9,332
Inter-segment sales	(559)	(282)	(10)	(1)	(4)	—	—	856	—

Group turnover	3,988	4,303	129	553	334	25	—	—	9,332

Included above:
Exports from the United Kingdom	1,881	—	—	—	—	—	—	—	1,881

Depreciation (net of grants released)	(133)	(146)	(4)	(12)	(1)	—	—	—	(296)
Amortisation	(2)	(4)	—	(1)	—	—	—	—	(7)

Operating profit before restructuring, impairment and disposals	94	477	7	43	8	2	—	—	631
Restructuring and impairment costs:
Redundancy and related costs	(18)	(7)	—	(1)	—	—	—	—	(26)
Impairment reversals/(losses) related to property, plant and equipment	58	(38)	—	(1)	—	—	—	—	19
Impairment losses related to intangible assets	—	(22)	—	—	—	—	—	—	(22)
Other asset write downs	(13)	—	—	—	—	—	—	—	(13)
Other rationalisation costs	(2)	(3)	—	—	—	—	—	—	(5)
Accelerated release of grants	—	—	—	—	—	—	—	—	—
Profit on disposal of property, plant and equipment	34	—	—	—	—	—	—	—	34
Profit on disposal of group undertakings	25	—	—	19	—	—	—	—	44

Group operating profit	178	407	7	60	8	2	—	—	662

Share of post-tax profits of joint ventures and associates	4	12	5	—	—	—	—	—	21

Balance sheet key data
Goodwill	—	85	—	—	—	—	—	—	85
Property, plant and equipment	1,323	1,329	32	103	5	1	—	—	2,793
Equity accounted investments	28	67	12	—	2	—	—	—	109
Other segment assets	1,975	1,816	36	159	55	16	—	(353)	3,704

Total segment assets	3,326	3,297	80	262	62	17	—	(353)	6,691
Cash, short term deposits and short term investments	—	—	—	—	—	—	600	—	600

Total assets	3,326	3,297	80	262	62	17	600	(353)	7,291

Total segment liabilities	(1,430)	(1,455)	(37)	(159)	(56)	(7)	—	353	(2,791)
Borrowings	—	—	—	—	—	—	(1,442)	—	(1,442)

Total liabilities	(1,430)	(1,455)	(37)	(159)	(56)	(7)	(1,442)	353	(4,233)

Net assets/(liabilities)	1,896	1,842	43	103	6	10	(842)	—	3,058

Other information
Capital expenditure on property, plant and equipment	250	118	2	4	1	—	—	—	375
Capital expenditure on other intangible assets	10	6	—	—	—	—	—	—	16
Average weekly number of employees	24,500	21,400	500	1,800	300	100	—	—	48,600

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

2.  Operating costs

	2005	2004
	£m	£m

Costs by type:
Raw materials and consumables	4,584	4,178
Maintenance costs (excluding own labour)	804	808
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,528	1,343
Employment costs (Note 4)	1,844	1,789
Depreciation and amortisation	350	312
Regional development and other grants released	(7)	(6)
Other operating costs (including rents, rates, insurance and general expenses)	557	556
Changes in inventory of finished goods and work in progress	(144)	(213)
Own work capitalised	(26)	(19)
Profit on disposal of property, plant and equipment	(44)	(34)
Loss/(profit) on disposal of group undertakings	14	(44)

	9,460	8,670

Costs by function:
Costs of goods sold	8,655	7,981
Selling, general and administrative expenses	765	720
Restructuring, impairment and disposals	40	(31)

	9,460	8,670

	Operating costs
	before restructuring,	Restructuring,
	impairment	impairment
	and disposals	and disposals	Total
	£m	£m	£m

The above costs in the 12 months to 31 December 2005 include:
Raw materials and consumables	4,584	—	4,584
Maintenance costs (excluding own labour)	804	—	804
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,528	—	1,528
Employment costs (Note 4)	1,817	27	1,844
Depreciation and amortisation	312	38	350
Regional development and other grants released	(5)	(2)	(7)
Other operating costs (including rents, rates, insurance and general expenses)	550	7	557
Changes in inventory of finished goods and work in progress	(144)	—	(144)
Own work capitalised	(26)	—	(26)
Profit on disposal of property, plant and equipment	—	(44)	(44)
Loss on disposal of group undertakings	—	14	14

	9,420	40	9,460

Further analysis of restructuring and impairment costs is presented in Note 3

	2005	2004
	£m	£m

The above costs are stated after including:
Amortisation of other intangible assets	12	7
Impairment losses related to intangible assets	—	22
Depreciation of owned assets	299	301
Impairment losses/(reversals) related to owned assets (Note 3)	38	(19)
Depreciation of assets held under finance leases	1	1
Operating leases:
Plant and machinery	59	54
Leasehold property	33	34
Costs of research and development (gross)	75	71
Recoveries on research and development	(9)	(6)
Impairments against trade receivables	5	11
Costs of renegotiating the syndicated bank facility	7	—
Settlement of outstanding legal claim	(16)	—

The 2005 operating result is stated after including a net charge of £18m in relation to the impact of costs and lost contribution associated with the BOS plant fire at Port Talbot works.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Remuneration of Group’s auditors

	2005	2004
	£000	£000

In respect of the audit:
Corus Group plc	11	11
Subsidiary undertakings:
Corus UK Limited	1,033	1,092
Other subsidiary undertakings	2,011	2,037

	3,055	3,140
Audit related work	2,912	1,673

Audit and audit related remuneration	5,967	4,813

Amounts paid to Group auditors in respect of other work:
Tax	786	866
Other	12	26

	798	892

	6,765	5,705

Audit related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. In 2005 these fees also included work in connection with planned compliance with the requirements of the US Sarbanes-Oxley Act, the transition to IFRS, acquisition and disposal related services and other consultation in relation to financial accounts and reporting standards.

Tax fees include fees billed for corporate tax compliance services, tax advisory services and expatriate tax compliance and advisory services. Other fees relate to training and other one-off projects.

The Audit committee has reviewed and approved a policy for the control and monitoring of audit and non-audit work by the auditor so as to safeguard auditor objectivity and independence. This policy defines prohibited services that cannot be provided by the auditor and permitted services that can be provided.

The Audit committee has pre-approved permitted services. The relevant categories being audit services and audit related/assurance services, and tax services and other services that do not compromise the independence of the audit role. The approval process requires details of the scope of the service to be performed and the fee structure. Prior to engagement the Audit committee must approve activities that are not pre-approved and actual fees incurred are included in statements on fees provided to the Audit committee at specified intervals.

During 2005, 100% of audit fees, 100% of audit related fees, 100% of tax fees and 100% of all other fees provided to Corus by PricewaterhouseCoopers LLP were approved by the Audit committee. There were no services pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

3.	Restructuring and impairment costs

	2005	2004
	£m	£m

Provision for restructuring and related measures:
Redundancy and related costs	31	30
Impairment losses related to property, plant and equipment	42	59
Impairment losses related to intangible assets	—	22
Other asset write downs	1	13
Other rationalisation costs	17	9
	91	133
Credits for restructuring and related measures:
Redundancy and related costs	(4)	(4)
Impairment reversals related to property, plant and equipment	(4)	(78)
Accelerated release of grants	(2)	—
Other rationalisation costs	(11)	(4)
	(21)	(86)

	70	47

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

4.	Employees

	2005	2004
	£m	£m

The total employment costs of all employees (including directors) in the Group were:
Wages and salaries	1,544	1,501
Social security costs	180	165
Other pension costs (Note 37)	93	97
Redundancy and related costs (Note 3)	27	26

	1,844	1,789

(i)	Related average employee numbers are presented in Note 1.

(ii)	Included within wages and salaries above is an expense arising from share-based payment transactions of £12m (2004: £4m). In arriving at this expense, the fair value of employee option awards under the Group’s Sharesave schemes has been estimated using the Black Scholes option pricing model with the following weighted average assumptions being used:

	2005	2004
	Awards	Awards

Risk free interest rate	4.3%	4.6%
Expected volatility	37%	46%
Dividend yield	4.45%	4.45%
Weighted average fair values of options granted in the period	£0.17	£0.16

The fair value of awards from the Leveraged Equity Acquisition Plan have been estimated using a binomial model which incorporates the impact of the TSR performance condition, including the dependency between the number of awards vesting (equivalent to the Company’s TSR against its comparator group) and the share price at the date of vesting. The following assumptions were used:

	2005	2004
	Awards	Awards

Risk free interest rate	4.4%	4.8%
Expected volatility	38%	53%
Expected correlation between each pair of shares in the comparator group	11.4%	11.1%
Dividend yield	4.45%	4.45%
Weighted average fair values of options granted in the period	£0.45	£0.46

Expected volatility has been calculated using historical data from the previous three years over a term of increasing length ending on the date of each grant.

(iii)	The Group’s key management personnel as defined by IAS 24 ‘Related Party Disclosures’ are the Board of directors and other Executive committee members. Included within wages and salaries above is £2m (2004: £1m) in relation to the share-based payment expense for these individuals.

5.	Financing items

	2005	2004
	£m	£m

Interest expense:
Bank and other borrowings	(120)	(117)
Accretion of convertible bonds	(7)	—
Finance leases	(1)	(1)
Fair value losses — convertible bond equity options	(4)	—
Charges arising on redemption of bond	—	(11)

Finance costs	(132)	(129)

Interest income:
Cash and short term deposits and short term investments	31	13

Finance income	31	13

	(101)	(116)

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

6.	Taxation

	2005	2004
	£m	£m

UK corporation tax	—	—
UK prior year credit	(2)	—
Overseas prior year credit	(3)	(1)
Overseas taxes	137	106

Current tax	132	105
UK deferred tax	15	13
Overseas deferred tax	(18)	8

	129	126

In addition to the total taxation charged to profit and loss a deferred tax credit of £7m (2004: £19m) has been recognised directly in equity during the year (Note 26).

The total charge for the year can be reconciled to the accounting profit as follows:

	2005	2004
	£m	£m

Profit before taxation	580	567

Profit multiplied by the applicable corporation tax rate of 31.2% (2004: 34.7%)	181	197
Effects of:
Adjustments to current tax in respect of prior periods	(5)	(1)
Adjustments to deferred tax in respect of prior periods	28	(5)
Adjustments to deferred tax in respect of changes in tax rates	(5)	(16)
Share of results of joint ventures and associates	(1)	(8)
Utilisation of tax losses not previously recognised	(73)	(50)
Tax losses not recognised	2	11
Other differences	2	(2)

	129	126

The applicable corporation tax rate is the average tax rate weighted in proportion to the accounting profits earned in each geographical area.

7.	Dividends

	2005	2004
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Interim dividend of 0.5p (2004: nil) per ordinary share	22	—

	22	—

Proposed final dividend of 1p (2004: nil) per ordinary share	45	—

The proposed final dividend was approved by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

8.	Earnings per ordinary share

The earnings per ordinary share has been calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. It should be noted that the figures below relate to the period preceding the consolidation of Corus’ share capital which was approved by shareholders on 9 May 2006.

	2005	2004
	No. m	No. m

Weighted average number of ordinary shares in issue during the period and used to calculate:
Basic earnings per ordinary share	4,446	4,436
Dilutive effects of share options	2	3
Conditional share awards	38	23
Dilutive effects of convertible debentures	331	331

Diluted earnings per ordinary share	4,817	4,793

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	2005	2004
	£m	£m

Profit attributable to equity holders of the parent during the period and used to calculate:
Basic earnings per ordinary share	452	447
Finance costs of convertible debentures	21	9
Taxation effect of the dilutions	(4)	(4)

Diluted earnings per ordinary share	469	452

(i)	The Trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust’s holding of ordinary shares in the Company, and therefore these ordinary shares are not included in the calculation of earnings per ordinary share.

(ii)	As per Note 28, the share capital of the Company includes 3,130m deferred shares of 40p each. These deferred shares do not carry any voting rights, dividend rights or rights on a return of capital, thereby rendering them effectively worthless and on this basis the deferred shares are not included within the earnings per ordinary share calculation above.

9.	Goodwill

	2005	2004
	£m	£m

Cost at beginning of period	172	166
Additions	—	6
Exchange rate movements	(2)	—

Cost at end of period	170	172

Impairment losses at beginning of period	87	65
Impairment losses recognised during the period	—	22

Impairment losses at end of period	87	87

Net book value at end of period	83	85

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that combination. The Group then tests goodwill annually for impairment, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the goodwill is determined from value in use calculations. Key assumptions for the value in use calculations are those regarding expected changes to selling prices and direct costs during the period, as well as market growth rates and discount rates. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. Growth rates are based on industry growth factors and discount rates reflect current market assessments of the time value of money. The Group prepares cash flow forecasts for these calculations using the most recent approved financial budgets.

10.	Other intangible assets

	Computer	Development	Patents and
	software	costs	trademarks	Total
2005	£m	£m	£m	£m

Cost at beginning of period	53	1	11	65
Additions	26	3	—	29

Cost at end of period	79	4	11	94

Amortisation at beginning of period	19	—	7	26
Charge for the period	10	1	1	12

Amortisation at end of period	29	1	8	38

Net book value at end of period	50	3	3	56

	Computer	Development	Patents and
	software	costs	trademarks	Total
2004	£m	£m	£m	£m

Cost at beginning of period	38	1	10	49
Additions	15	—	1	16

Cost at end of period	53	1	11	65

Amortisation at beginning of period	13	—	6	19
Charge for the period	6	—	1	7

Amortisation at end of period	19	—	7	26

Net book value at end of period	34	1	4	39

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

11.	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	machinery	construction	Total
2005	£m	£m	£m	£m

Cost at beginning of period	1,092	6,939	392	8,423
Additions	9	125	289	423
Disposals	(62)	(466)	—	(528)
Exchange rate movements	(10)	(26)	(4)	(40)
Transfers and other movements	13	279	(292)	—
Reclassified as held for sale	(8)	(40)	—	(48)

Cost at end of period	1,034	6,811	385	8,230

Depreciation at beginning of period	666	5,188	—	5,854
Charge for the period	30	270	—	300
Impairment losses recognised during the period	1	41	—	42
Impairment losses reversed during the period	—	(4)	—	(4)
Disposals	(43)	(453)	—	(496)
Exchange rate movements	(3)	(13)	—	(16)
Reclassified as held for sale	(5)	(40)	—	(45)

Depreciation at end of period	646	4,989	—	5,635

Net book value at end of period	388	1,822	385	2,595

Loose plant, tools and spares (net book value)				225

				2,820

			Assets in
	Land and	Plant and	course of
	buildings	machinery	construction	Total
2004	£m	£m	£m	£m

Cost at beginning of period	1,125	7,320	128	8,573
Additions	6	48	321	375
Acquisitions	4	17	—	21
Disposals	(47)	(500)	(1)	(548)
Exchange rate movements	—	—	2	2
Transfers and other movements	4	54	(58)	—

Cost at end of period	1,092	6,939	392	8,423

Depreciation at beginning of period	663	5,440	—	6,103
Charge for the period	34	268	—	302
Impairment losses recognised during the period	2	57	—	59
Impairment losses reversed during the period	—	(78)	—	(78)
Disposals	(33)	(499)	—	(532)

Depreciation at end of period	666	5,188	—	5,854

Net book value at end of period	426	1,751	392	2,569

Loose plant, tools and spares (net book value)				224

				2,793

(i)	Included above are fully depreciated assets with an original cost of £1,821m (2004: £1,764m) which are still in use. In addition, there are fully depreciated assets with an original cost of £241m (2004: £498m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere within the Group.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

		2005	2004
		£m	£m

(ii)	The net book value of land and buildings comprises:
	Freehold	361	406
	Long leasehold (over 50 years unexpired)	15	7
	Short leasehold	12	13

		388	426

	Which may be further analysed as:
	Assets held under finance leases:
	Cost	37	38
	Accumulated depreciation	(7)	(4)

		30	34
	Owned assets	358	392

		388	426

(iii)	The net book value of plant and machinery comprises:
	Assets held under finance leases:
	Cost	32	30
	Accumulated depreciation	(28)	(28)

		4	2
	Owned assets	1,818	1,749

		1,822	1,751

(iv)	The net book value of loose plant, tools and spares comprises:
	Cost	554	568
	Accumulated depreciation and impairment losses	(329)	(344)

		225	224

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of property, plant and equipment.

12.	Equity accounted investments

	Interests in	Investments	2005	2004
	joint ventures	in associates	Total	Total
	£m	£m	£m	£m

Cost at beginning of period	75	9	84	96
Additions and transfers	1	—	1	5
Disposals	(8)	(2)	(10)	(6)
Consolidation as subsidiary undertaking	—	—	—	(12)
Exchange rate movements	(2)	—	(2)	1

Cost at end of period	66	7	73	84

Share of post acquisition reserves at beginning of period	24	2	26	8
Share of results in period retained	(9)	1	(8)	17
Consolidation as subsidiary undertaking	—	—	—	1
Disposals	5	—	5	—

Share of post acquisition reserves at end of period	20	3	23	26

Provisions at beginning of period	1	—	1	5
Disposals	—	—	—	(4)

Provisions at end of period	1	—	1	1

Net book value at end of period	85	10	95	109

Net book value at beginning of period	98	11	109	99

(i)	Summarised information in respect of the Group’s joint ventures is presented below:

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	2005	2004
	£m	£m

Share of the assets and liabilities of the Group’s joint ventures:
Non-current assets	59	63
Current assets	166	165
Current liabilities	(131)	(85)
Non-current liabilities	(9)	(45)

Group’s share of net assets	85	98

Share of the revenue and expenses of the Group’s joint ventures:
Revenue	486	267
Expenses	(486)	(249)

Group’s share of joint ventures’ profit for the period	—	18
Dividends received	(9)	(4)

Group’s share of retained (loss)/profit for the period	(9)	14

(iii)	Summarised information in respect of the Group’s associates is presented below:

	2005	2004
	£m	£m

Summarised balance sheet information:
Total assets	77	82
Total liabilities	(49)	(52)

Net assets	28	30

Group’s share of net assets	10	11

Summarised income statement information:
Revenue	131	111

Profit for the period	2	8

Group’s share of associates profit for the period	1	3
Dividends received	—	—

Group’s share of retained profit for the period	1	3

13.	Other investments

		Available
	Loans and	for sale	2005	2004
	receivables	investments	Total	Total
	£m	£m	£m	£m

Carrying value at beginning of period	7	59	66	60
Additions	2	41	43	13
Disposals	(1)	(2)	(3)	(7)
Revaluations	—	7	7	—

Carrying value at end of period	8	105	113	66

(i) The currency and interest exposure of other investments of the Group is as follows:

	2005				2004
	Fixed rate	Floating rate	Zero rate		Fixed rate	Floating rate	Zero rate
	long term	long term	long term		long term	long term	long term
	financial	financial	financial		financial	financial	financial
	assets	assets	assets	Total	assets	assets	assets	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	34	17	—	51	46	—	—	46
Euros	33	2	3	38	12	3	2	17
US Dollars	5	2	—	7	—	—	—	—
Other	17	—	—	17	3	—	—	3

	89	21	3	113	61	3	2	66

Disclosed as:
Loans and receivables	1	4	3	8	2	3	2	7
Available for sale investments	88	17	—	105	59	—	—	59

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	2005		2004
	Weighted		Weighted
	average	Weighted	average	Weighted
	effective	average time	effective	average time
	fixed interest	for which	fixed interest	for which
	rate	rate is fixed	rate	rate is fixed
	%	Years	%	Years

Sterling	4.5	2.2	3.7	0.3
Euros	4.6	10.2	4.0	6.7
US Dollars	4.7	15.3	—	—
Other	3.1	10.4	2.3	8.7

(ii) Contractual maturities of other investments are as follows:

	2005	2004
	£m	£m

Within one year	20	44
Between two and five years	29	10
Greater than five years	38	4
No contractual maturity date	26	8

	113	66

(iii)	Of the available for sale investments of £105m above, the majority are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group. Their total investments arise as follows:

	2005	2004
	£m	£m

UK listed investments	28	37
Overseas listed investments	55	14
Other investments	1	7

	84	58

14.	Inventories

	2005	2004
	£m	£m

Raw materials and consumables	729	652
Work in progress	564	483
Finished goods and goods for resale	661	597

	1,954	1,732

The value of inventories above is stated after impairment for obsolescence and write downs to net realisable value of £74m (2004: £71m).

15.	Current tax

	Assets	Liabilities
	£m	£m

2005
UK corporation tax	1	—
Overseas taxation	20	(79)

	21	(79)

2004
UK corporation tax	5	—
Overseas taxation	14	(117)

	19	(117)

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

16.	Trade and other receivables

	2005	2004
	£m	£m

Trade receivables	1,410	1,231
Less provision for impairment of receivables	(51)	(51)

	1,359	1,180
Amounts owed by joint ventures	22	28
Amounts owed by associates	2	4
Other receivables	129	151

	1,512	1,363

In the comparative information for 2004 all proceeds received from the Group’s debtor securitisation programme are shown as a deduction from trade receivables. Following the adoption of IAS 32 and IAS 39 from 2 January 2005, these proceeds are now classified as borrowings, as described in Note 20.

17.	Cash, short term deposits and short term investments

	2005	2004
	£m	£m

Cash at bank and in hand	258	383
Short term deposits	613	206

Cash and short term deposits	871	589
Short term investments	—	11

	871	600

(i)	The currency and interest exposure of cash, short term deposits and short term investments of the Group is as follows:

		Short term	Short term	2005		Short term	Short term	2004
	Cash	deposits	investments	Total	Cash	deposits	investments	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	107	600	—	707	81	205	—	286
Euros	89	9	—	98	223	—	11	234
US Dollars	45	3	—	48	36	—	—	36
Other currencies	17	1	—	18	43	1	—	44

	258	613	—	871	383	206	11	600

Floating interest rate	258	—	—	258	383	—	—	383
Fixed interest rate	—	613	—	613	—	206	11	217

Short term deposits are highly liquid investments with original maturities of three months or less and short term investments are deposits for periods not exceeding one year. The weighted average interest rate across both these types of investment was 4.5% (2004: 4.2%). During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

18.	Assets held for sale

	2005	2004
	£m	£m

Land and buildings	3	—

During the period land and buildings and plant and machinery with an original cost of £48m and accumulated depreciation of £45m were reclassified as held for sale. These assets have been taken out of use and are being actively marketed for sale, with an expectation that they will be sold within the next 12 months.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

19.	Trade and other payables

	2005	2004
	£m	£m

Trade payables	1,271	1,185
Amounts owed to joint ventures	4	2
Amounts owed to associates	3	4
Other taxation and social security	37	47
Interest payable	45	42
Capital expenditure creditors	90	90
Other payables	394	372

	1,844	1,742

Other payables include amounts provided in respect of insurances, holiday pay, other employment costs and sundry other items.

20.	Borrowings

	2005	2004
	£m	£m

Current:
Bank overdrafts	46	32
Other loans	11	14
5.375% Eurobond 2006	14	—
4.625% Subordinated convertible debenture loan 2007 (see Note 28)	108	116
3% Unsubordinated convertible bond 2007 (see Note 28)	203	216
Obligations under finance leases	2	1

	384	379

	2005	2004
	£m	£m

Non-current:
5.375% Eurobond 2006	—	14
5.625% Debenture stock 2008	92	96
6.75% Bonds 2008	199	199
7.5% Senior notes 2011	543	558
11.5% Debenture stock 2016	150	150
Non-returnable proceeds from securitisation programme	272	—
Redeemable shares	8	—
Bank and other loans	11	18
Obligations under finance leases	33	28

	1,308	1,063

Interest payable on the above borrowings is included within trade and other payables (Note 19).

(i)	The currency and interest exposure of gross borrowings of the Group at the end of the period is as follows:

	2005				2004
	Fixed rate	Floating rate	Zero rate		Fixed rate	Floating rate	Zero rate
	borrowings	borrowings	borrowings	Total	borrowings	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	364	293	8	665	366	13	—	379
Euros	984	10	1	995	1,018	12	5	1,035
US Dollars	2	—	—	2	1	—	—	1
Other	20	10	—	30	25	2	—	27

	1,370	313	9	1,692	1,410	27	5	1,442

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	2005		2004
	Weighted	Weighted	Weighted	Weighted
	average	average time	average	average time
	fixed	for which	fixed	for which
	interest rate	rate is fixed	interest rate	rate is fixed
	%	Years	%	Years

Sterling	8.8	6.1	8.8	7.1
Euros	6.0	3.4	6.0	4.0
US Dollars	5.1	0.6	5.0	0.1
Other	6.4	0.7	5.3	1.7

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings have a weighted average maturity of 0.1 years (2004: 0.5 years).

The weighted average interest rate on current borrowings was 3.9% (2004: 3.6%) and on non-current borrowings was 7.0% (2004: 7.6%).

(ii)	The maturity of borrowings is as follows:

	2005	2004
	£m	£m

In one year or less or on demand	386	381
Between one and two years	12	16
Between two and three years	297	19
Between three and four years	275	297
Between four and five years	2	2
More than five years	735	742

	1,707	1,457
Less: amounts representing interest in future minimum lease payments	(15)	(15)

	1,692	1,442

Amounts falling due within one year	384	379
Amounts falling due after more than one year	1,308	1,063

Following the conversion to IFRS, the Group’s two convertible bonds are now disclosed within other loans as current borrowings. The bonds mature in 2007, however bondholders do have the right to convert at any time in the intervening period.

Amounts payable under finance leases are as follows:

			Present value
	Minimum		of minimum
	lease payments		lease payments
	2005	2004	2005	2004
	£m	£m	£m	£m

Not later than one year	4	3	2	1
Later than one year but not more than five years	12	8	7	3
More than five years	34	33	26	25

	50	44	35	29
Less: future finance charges on finance leases	(15)	(15)	—	—

Present value of lease obligations	35	29	35	29

(iii)	The maturity of undrawn committed borrowing facilities of the Group is as follows:

	2005	2004
	£m	£m

In one year or less (see (iv) below)	3	145
Between one and two years	12	425
More than two years	550	2

	565	572

Total unutilised bank facilities at the end of the period were £681m (2004: £723m).

(iv)	On 31 July 2003, the Company signed a €1,200m banking facility. This amortising syndicated facility had a final maturity date of 30 June 2006, and provided committed bank financing for Corus’ working capital requirements.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

However, on 24 February 2005 Corus signed a replacement €800m banking facility with a consortium of relationship banks, replacing this facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. The principal terms of the new syndicated facility include:

•	The facility has two tranches (a €700m facility available to Corus and Corus Nederland BV, and a further €100m for Corus Nederland BV only).

•	The €700m facility will reduce by an amount up to €100m on 1 January 2008, less any prior reductions, and will not be required to be reduced below €550m.

•	Fixed security over shares in Corus Nederland BV and its UK holding companies and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the previous facility, the banks participating in the new facility do not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

Covenants (under pre-existing UK GAAP):

•	Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and, 4.5 times until the end of December 2008.

•	Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than £2,500m until the end of 2006; £2,750m until the end of 2007; and £3,000m until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000m.

•	Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.

•	Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 60% until the end of December 2007 and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

(v)	The 11.5% Debenture stock 2016 is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UK Limited situated in the UK shall not be less than £2,000m. Following the balance sheet date this Debenture has been fully redeemed.

(vi)	The other Bonds, Eurobond and other Debenture stock are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii)	The €307m 3% Guaranteed convertible unsubordinated bonds due 2007, issued by the Company, are unconditionally and irrevocably guaranteed by Corus UK Limited.

(viii)	On 23 September 2004, €600m 7.5% Senior notes due 2011 were issued by the Company. On 20 October 2004, a further €200m of these notes were issued with the second issue being at a premium of 5.5%, equivalent to £8m. The notes are unsecured and are guaranteed on a senior basis by Corus UK Limited, and contain no financial covenants.

(ix)	Corus has a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade receivables to a third party which is funded ultimately in the commercial paper markets. Cash advanced under this programme at the end of the year amounted to £272m and under IAS 39 this has been shown as non-current borrowings. The Group is not obliged, and does not intend, to support any losses arising from the assigned receivables against which cash has been advanced. In the event of default in payment by a debtor, the providers of the finance will seek repayment of cash advanced, as to both principal and interest, only from the remainder of the pool of debtors in which they hold an interest. Repayment will not be sought from the Group in any other way.

(x)	As a result of the adoption of IAS 32 on 2 January 2005, the redeemable shares issued by Cogent Power Ltd are now disclosed as financial liabilities. In 2004 these shares were included within minority interests. The redeemable shares, which do not carry any voting or dividend rights, were issued in 2000 by Cogent Power Ltd, a 75% subsidiary of Corus Group plc, at £1 per share and are redeemable at £1 per share at the option of the shareholders.

	2005	2004
Authorised, issued and fully paid	£m	£m

Redeemable shares of £1 each	8	n/a

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

21.	Other non-current liabilities

	2005	2004
	£m	£m

Non-current financial liabilities (Note 23)	22	—
Other creditors	24	26

	46	26

An analysis of other creditors by currency is set out below:

	2005	2004
	£m	£m

Sterling	21	24
Euros	1	1
Other	2	1

	24	26

These other creditors, which predominately relate to long term insurance liabilities, are due for repayment within five years and are not subject to interest.

22.	Currency analysis of net assets

The Group’s net assets by principal currencies at the end of the period are:

	2005				2004
	Operational	Cash, short term			Operational	Cash, short term
	net assets by	deposits and			net assets by	deposits and
	functional	short term	Gross	Net	functional	short term	Gross	Net
	currency	investments	borrowings	assets	currency	investments	borrowings	assets
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	2,270	707	(665)	2,312	1,921	286	(379)	1,828
Euros	1,697	98	(995)	800	1,790	234	(1,035)	989
US Dollars	75	48	(2)	121	42	36	(1)	77
Other	157	18	(30)	145	147	44	(27)	164

	4,199	871	(1,692)	3,378	3,900	600	(1,442)	3,058

The Group’s policy is to protect the value following translation of assets denominated in foreign currency and therefore to economically hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the opposing effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy which was applied consistently throughout the period.

23.	Derivative financial instruments

The Group utilises currency and commodity derivatives to hedge significant future transactions and cash flows. In addition certain of the Group’s other operating contracts and convertible loan notes contain embedded derivatives that are required to be accounted for separately. These items gave rise to the following fair values that have been recognised in the balance sheet:

	Assets	Liabilities
At the end of the period	£m	£m

Non-current:
Commodity contracts	—	(10)
Foreign currency contracts	—	(7)
Other embedded derivatives	—	(5)

	—	(22)

Current:
Commodity contracts	40	(25)
Foreign currency contracts	40	(5)
Other embedded derivatives	5	(8)

	85	(38)

	85	(60)

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	Assets	Liabilities
On adoption of IAS 32 and IAS 39	£m	£m

Non-current:
Commodity contracts	5	—
Foreign currency contracts	8	(1)
Other embedded derivatives	—	—

	13	(1)

Current:
Commodity contracts	35	—
Foreign currency contracts	25	(45)
Other embedded derivatives	—	(3)

	60	(48)

	73	(49)

2005
£m

The net fair values of derivative financial instruments that were designated as cash flow hedges at the balance sheet date were:
Commodity contracts	11
Foreign currency contracts	(22)
The following amounts have been transferred to profit and loss and inventories in respect of contracts maturing or arising during the period:
Commodity contracts	6
Foreign currency contracts	(50)

At the balance sheet date the total notional amount of outstanding foreign currency and commodity contracts that the Group has committed to are as follows:

	2005	2004
	£m	£m

Foreign currency contracts	1,782	1,367
Commodity futures and options	367	368

The Group covers substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in profit and loss.

24.	Fair values of non derivative financial assets and financial liabilities

	2005		2004
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Financial assets:
Non-current loans and receivables and available for sale investments (Note 13)	113	113	66	66
Trade and other receivables (Note 16)	1,512	1,512	1,363	1,363
Other short term investments	—	—	11	11
Cash and short term deposits (i) (Note 17)	871	871	589	589
Financial liabilities:
Current borrowings (i) (Note 20)	(384)	(415)	(379)	(395)
Trade and other payables (Note 19)	(1,844)	(1,844)	(1,742)	(1,742)
Non-current borrowings (iii) (Note 20)	(1,308)	(1,428)	(1,063)	(1,220)

	(1,040)	(1,191)	(1,155)	(1,328)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of non derivative financial instruments.

Non-current loans and receivables and non-current borrowings are valued at market prices or dealer quotes.

(i)	The fair values of cash, short term deposits, short term investments and current borrowings (other than those arising from separately listed debt) approximate to their book values due to their short term nature.

(ii)	For those loan investments bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest,

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

unless there is a significant difference between the fixed rate and the rate at which the Group could make a similar loan in current conditions, it is deemed the carrying amount approximates to the fair value.

(iii)	£313m (2004: £27m) of borrowings are with variable rate terms, for which the carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,379m (2004: £1,415m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms.

25.	Provisions for liabilities and charges

	Rationalisation		Employee		Total	Total
	costs	Insurance	benefits	Other	2005	2004
	£m	£m	£m	£m	£m	£m

At beginning of period	134	41	20	68	263	254
Charged to profit and loss	48	4	7	11	70	83
Released to profit and loss	(15)	—	—	(3)	(18)	(15)
Disposal of group undertakings	(4)	—	(2)	—	(6)	—
Utilised in period	(63)	(3)	—	(9)	(75)	(59)
Exchange rate movements	—	—	—	(1)	(1)	—

At end of period	100	42	25	66	233	263

Analysed as:
Current liabilities	92	4	2	19	117	141
Non-current liabilities	8	38	23	47	116	122

(i) Rationalisation costs include redundancy provisions as follows:

	By value		Related employee numbers
	2005	2004	2005	2004
	£m	£m	No.	No.

At beginning of period	58	59	2,100	2,179
Group charge for redundancies (across manufacturing, selling, distribution and administration)	31	30	950	1,023
Released to profit and loss	(4)	(4)	(226)	(166)
Disposal of group undertakings	(4)	—	(76)	—
Utilised during the period	(33)	(27)	(1,169)	(936)

At end of period	48	58	1,579	2,100

	2005	2004
	£m	£m

Other rationalisation provisions arise as follows:
Onerous lease payments relating to unutilised premises	7	7
Environmental and other remediation costs	22	32
Pension and other charges associated with redundancies	13	21
Other	10	16

	52	76

Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.

(ii)	The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers’ liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(iii)	Provisions for employee benefits include long term benefits such as long service and sabbatical leave, disability benefits and sick leave. All items are subject to independent actuarial assessments.

(iv)	Other provisions include £6m (2004: £6m) for product warranty claims. During the period there were charges to profit and loss of £3m (2004: £3m) and cash settlements of £3m (2004: £7m) against these claims. The other provisions also include environmental provisions for which the timing of any potential expenditure is uncertain.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

26.	Deferred tax

The following is the analysis of the deferred tax balances for balance sheet purposes:

	2005	2004
	£m	£m

Deferred tax assets	172	174
Deferred tax liabilities	(126)	(137)

	46	37

The following are the major deferred tax assets and liabilities recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated tax
	depreciation	Losses	Pension	Other	Total
2005	£m	£m	£m	£m	£m

At beginning of period	(209)	259	(14)	1	37
(Charged)/credited to profit and loss	(24)	55	(20)	(8)	3
Exchange rate movements	2	—	1	1	4
Credited/(charged) to equity	—	—	20	(13)	7
Reclassifications	—	—	—	(5)	(5)

At end of period	(231)	314	(13)	(24)	46

	Accelerated tax
	depreciation	Losses	Pension	Other	Total
2004	£m	£m	£m	£m	£m

At beginning of period	(176)	231	(33)	18	40
(Charged)/credited to profit and loss	(32)	28	—	(17)	(21)
Exchange rate movements	(1)	—	—	—	(1)
Credited to equity	—	—	19	—	19

At end of period	(209)	259	(14)	1	37

The deferred tax assets of £172m (2004: £174m), which mainly arise in the UK, are recoverable against future forecast taxable profits that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of £1,471m (2004: £1,706m). These losses include UK losses of £1,063m (2004: £1,218m) and non UK losses of £286m (2004: £299m) that expire between the years 2009 to 2024.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates for which deferred tax liabilities have not been recognised is £1,397m (2004: £1,533m). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

27.	Deferred income

	Contract	Development	Total	Total
	advances	grants	2005	2004
	£m	£m	£m	£m

At beginning of period	—	33	33	39
New contributions received	43	2	45	—
Releases to profit and loss	(6)	(5)	(11)	(6)
Accelerated releases to profit and loss	—	(2)	(2)	—

At end of period	37	28	65	33

New contract advance contributions largely relate to amounts received in accordance with the 10 year off-take agreement to supply slab from the Teesside Cast Products business.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

28.	Share capital

The share capital of the Company is shown below:

	2005	2004
Authorised	£m	£m

9,978,327,388 ordinary shares of 10p each	998	998
3,130,418,153 deferred shares of 40p each	1,252	1,252

	2,250	2,250

	2005	2004
Allotted, called up and fully paid	£m	£m

4,452,087,589 (2004: 4,438,832,877) ordinary shares of 10p each	445	444
3,130,418,153 (2004: 3,130,418,153) deferred shares of 40p each	1,252	1,252

	1,697	1,696

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

29. Reconciliation of movements in share capital and reserves

		Share			Consolidated
	Share	premium	Statutory	Other	reserves
	capital	account	reserve	reserves	(see note vi)	Total
	£m	£m	£m	£m	£m	£m

2005
At beginning of period	1,696	168	2,338	201	(1,378)	3,025
Adoption of IAS 32 and IAS 39	—	—	—	—	24	24

At beginning of period as restated	1,696	168	2,338	201	(1,354)	3,049
Cancellation of Corus UK Limited statutory reserve	—	—	(2,338)	24	2,314	—
Profit after taxation attributable to equity holders of the parent	—	—	—	—	452	452
Reclassification to other reserves	—	—	—	58	(58)	—
Exchange translation differences on foreign currency net investments	—	—	—	—	(12)	(12)
New shares issued	1	5	—	—	—	6
Issue of conditional share awards	—	—	—	—	12	12
Actuarial gains and losses on defined benefit plans	—	—	—	—	(156)	(156)
Net movement on cash flow hedges	—	—	—	—	(6)	(6)
Revaluation of available for sale investments	—	—	—	—	7	7
Revaluation of goodwill due to exchange	—	—	—	—	(2)	(2)
Deferred tax on items taken directly to reserves	—	—	—	—	24	24
Dividends paid	—	—	—	—	(22)	(22)

At end of period	1,697	173	—	283	1,199	3,352

		Share			Consolidated
	Share	premium	Statutory	Other	reserves
	capital	account	reserve	reserves	(see note vi)	Total
	£m	£m	£m	£m	£m	£m

2004
At beginning of period	1,696	167	2,338	201	(1,782)	2,620
Profit after taxation attributable to equity holders of the parent	—	—	—	—	447	447
Exchange translation differences on foreign currency net investments	—	—	—	—	(2)	(2)
New shares issued	—	1	—	—	—	1
Issue of conditional share awards	—	—	—	—	4	4
Actuarial gains and losses on defined benefit plans	—	—	—	—	(64)	(64)
Deferred tax on items taken directly to reserves	—	—	—	—	19	19

At end of period	1,696	168	2,338	201	(1,378)	3,025

(i)	The statutory reserve of £2,338m arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves were available for distribution; the balance of £1,957m being restricted reserves which could only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares to the parent company Corus Group plc, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.
(ii)	Distributable retained profits of subsidiaries, joint ventures and associates attributable to the Group include £497m (2004: £637m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.
(iii)	Following the cancellation of the statutory reserve (see (i) above) the profits made on the disposals of certain assets and the settlement of certain provisions are being reclassified from consolidated reserves into other reserves. The brought forward other reserve balance largely relates to a merger accounting adjustment for the acquisition of Corus Nederland BV on the formation of Corus Group plc, previously reported under UK GAAP and exempt from revision on transition to IFRS. All of these other reserves are not available for distribution.
(iv)	Retained profits of subsidiary undertakings include £8m (2004: £6m) which is not available for distribution.
(v)	The cumulative translation exchange in equity at the end of the period since the transition to IFRS as from 4 January 2004 is £16m (2004: £2m).

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

(vi)	Consolidated reserves may be further analysed as follows:

			Investment
	Hedging	Translation	revaluation	Retained
	reserve	reserves	reserves	earnings	Total
	£m	£m	£m	£m	£m

2005
At beginning of period	—	(2)	—	(1,376)	(1,378)
Adoption of IAS 32 and IAS 39	24	—	—	—	24

At beginning of period restated	24	(2)	—	(1,376)	(1,354)
Cancellation of Corus UK Limited statutory reserve	—	—	—	2,314	2,314
Profit after taxation attributable to equity holders of the parent	—	—	—	452	452
Reclassification to other reserves	—	—	—	(58)	(58)
Exchange translation differences on foreign currency net investments	—	(12)	—	—	(12)
Issue of conditional share awards	—	—	—	12	12
Actuarial gains and losses on defined benefit plans	—	—	—	(156)	(156)
Net movement on cash flow hedges	(6)	—	—	—	(6)
Revaluation of available for sale investments	—	—	7	—	7
Revaluation of goodwill due to exchange	—	(2)	—	—	(2)
Deferred tax on items taken directly to reserves	8	—	—	16	24
Dividends paid	—	—	—	(22)	(22)

At end of period	26	(16)	7	1,182	1,199

			Investment
	Hedging	Translation	revaluation	Retained
	reserve	reserves	reserves	earnings	Total
	£m	£m	£m	£m	£m

2004
At beginning of period	—	—	—	(1,782)	(1,782)
Profit after taxation attributable to equity holders of the parent	—	—	—	447	447
Exchange translation differences on foreign currency net investments	—	(2)	—	—	(2)
Issue of conditional share awards	—	—	—	4	4
Actuarial gains and losses on defined benefit plans	—	—	—	(64)	(64)
Deferred tax on items taken directly to reserves	—	—	—	19	19

At end of period	—	(2)	—	(1,376)	(1,378)

30. Minority interests

	2005	2004
	£m	£m

At beginning of period	33	38
Reclassification arising from adoption of IAS 32 (Note 20(x))	(8)	—
Retained loss	(1)	(6)
Exchange rate movements	2	1

At end of period	26	33

31. Future capital expenditure

	2005	2004
	£m	£m

Contracted but not provided for	180	99
Authorised but contracts not yet placed	319	53

External consortium members will contribute approximately 76% of the expected US$100m capital expenditure of the Teesside Cast Products business over the 10 year agreement to supply slab, with the balance of the requirement being met by Corus. The amounts above reflect Corus’ 24% share of any contracted or authorised expenditure at the balance sheet date.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

At the end of the period there was £4m (2004: £17m) of expenditure authorised but contracts not yet placed in relation to intangible assets.

32. Operating leases

	2005	2004
	£m	£m

Committed amounts payable for the next year are:
Leases of land and buildings expiring:
Within one year	—	1
In years two to five	2	4
After more than five years	10	9

	12	14

Other leases (principally for plant and machinery) expiring:
Within one year	18	10
In years two to five	25	51
After more than five years	32	14

	75	75

Future minimum lease payments for the Group at the end of the period are:
Not later than one year	87	89
Later than one year and not later than five	193	165
More than five years	262	154

33. Contingencies

	2005	2004
	£m	£m

Guarantees given under trade agreements	39	45
Guarantees on behalf of joint ventures	4	7
Others	81	42

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

34. Reconciliation of cash generated from operations

	2005	2004
	£m	£m

Profit after taxation	451	441
Adjustments for:
Tax	129	126
Depreciation and amortisation including impairment items (net of grants released)	343	306
Profit on disposals	(30)	(78)
Interest income	(31)	(13)
Interest expense	132	129
Share of results of joint ventures and associates	(1)	(21)
Other non cash items	12	4
Movement in pension prepayments and provisions	1	1
Movement in provisions for impairments of trade receivables	—	1
Movement in insurance and other provisions	7	26
Movement in loose plant, tools and spares	(16)	18
Movement in inventories	(262)	(357)
Movement in receivables	72	(277)
Movement in payables	125	290
Unamortised element of contract advances	37	—
Rationalisation costs provided	33	31
Utilisation of rationalisation provisions	(63)	(49)

Net cash flow generated from operations	939	578

35. Reconciliation of net cash inflow to movement in net debt

	2005	2004
	£m	£m

Movement in cash and cash equivalents	270	218
Movement in short term investments	(11)	5
Movement in debt	17	(54)
Issue costs of new loans	—	15
Premium received on issue of new loans	—	(8)

Change in net debt resulting from cash flows in period	276	176
Debt and liquid resources acquired	—	3
Exchange rate movements	27	(9)
Other non cash changes	(14)	(11)

Movement in net debt in period	289	159
Net debt at beginning of period	(842)	(1,001)
Adoption of IAS 32 and IAS 39	(268)	—

Net debt at end of period	(821)	(842)

£m

The adoption of IAS 32 and IAS 39 may be further analysed as follows:
Reclassification of non-returnable proceeds from the securitisation programme	(275)
Reclassification of equity element of convertible debt and accretion of interest thereon	15
Reclassification of minority preference shares	(8)

(268)

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

36. Analysis of net debt

			Acquisitions	Exchange	Other		Adoption of		Exchange	Other
		Cash	(excluding cash	rate	non cash		IAS 32 and	Cash	rate	non cash
	2003	flow	and overdrafts)	movements	movements	2004	IAS 39	flow	movements	movements	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and short term deposits	374	216	—	(1)	—	589	—	284	(2)	—	871
Bank overdrafts	(34)	2	—	—	—	(32)	—	(14)	—	—	(46)

Cash and cash equivalents	340	218	—	(1)	—	557	—	270	(2)	—	825

Short term investments	6	5	—	—	—	11	—	(11)	—	—	—

Liquid resources	6	5	—	—	—	11	—	(11)	—	—	—

Long term borrowings	(907)	(109)	5	(11)	(13)	(1,035)	(283)	10	20	13	(1,275)
Other loans	(410)	61	(2)	3	2	(346)	15	6	9	(20)	(336)
Obligations under finance leases	(30)	1	—	—	—	(29)	—	1	—	(7)	(35)

Total debt excluding bank overdrafts	(1,347)	(47)	3	(8)	(11)	(1,410)	(268)	17	29	(14)	(1,646)

	(1,001)	176	3	(9)	(11)	(842)	(268)	276	27	(14)	(821)

37. Pensions and post retirement benefits

Introduction

The Group operates a number of defined benefit pension and post retirement schemes throughout the world, covering the majority of employees. Benefits offered by these schemes are largely based on final pay and years of service at retirement. With the exception of plans in Germany, France and certain unfunded arrangements in the UK, the assets of these schemes are held in separately administered funds.

The principal pension schemes of the Group are:

•	the British Steel Pension Scheme (the ‘BS’ scheme), which is the main scheme for historic and present employees based in the UK;

•	the Corus Engineering Steels Pension Scheme (the ‘CES’ scheme). Until 31 March 2003 employees of Corus Engineering Steels were active members of the CES scheme. However, these active members were offered membership of the BS scheme for all future service from 1 April 2003;

•	the Stichting Pensioenfonds Hoogovens (the ‘SPH’ scheme), which is the main scheme for historic and present employees based in the Netherlands; and

•	the aggregation of all schemes in Germany.

The Group accounts for all pension and post retirement benefit arrangements using IAS 19 ‘Employee Benefits’ as amended to allow actuarial gains and losses to be recognised in retained earnings with independent actuaries being used to calculate the costs, assets and liabilities to be recognised in relation to these schemes. The present value of the defined benefit obligation, the current service cost and past service costs were calculated by these actuaries using the projected unit credit method. However, the ongoing funding arrangements of each scheme, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation. The accounting and disclosure requirements of IAS 19 do not effect these funding arrangements. As disclosed in Note 40, following the balance sheet date the contribution and benefit framework for the BS scheme was substantially revised.

The Group also participates in a number of defined contribution plans on behalf of relevant personnel. Any expense recognised in relation to these schemes represents the value of contributions payable during the period by the Group at rates specified by the rules of those plans. The only amounts included in the balance sheet are those relating to the prior month’s contribution that were not due to be paid until after the balance sheet date.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Actuarial assumptions

A range of assumptions must be used to determine the IAS 19 amounts and the values to be included can vary significantly with only small changes in these assumptions. Furthermore the actuarial assumptions used may vary according to the country in which the plans are situated.

Key assumptions applied at the balance sheet date were as follows:

	BS	CES	SPH	Germany	Other
2005	%	%	%	%	%

Salary growth	3.70	3.70	2.50	3.00	2.00 to 4.30
Pension increases	2.70	2.60	2.00	2.00	1.50 to 4.00
Discount rate	4.80	4.80	4.00	4.25	4.20 to 6.00
Inflation	2.70	2.70	2.00	2.00	2.00 to 3.00
Expected return on plan assets:
Equities	7.75	7.75	7.00	n/a	7.50 to 9.50
Bonds	4.30	4.30	3.80	n/a	3.60 to 5.40
Property	6.00	6.30	6.00	n/a	5.80 to 6.50
Cash/others	3.70	4.50	6.00	n/a	3.00 to 5.20

	BS	CES	SPH	Germany	Other
2004	%	%	%	%	%

Salary growth	4.30	3.60	2.50	2.50 to 3.00	2.00 to 4.30
Pension increases	2.60	2.60	2.00	1.50 to 2.00	2.00 to 3.00
Discount rate	5.40	5.40	4.80	5.00	4.90 to 6.30
Inflation	2.60	2.60	2.00	2.00	2.00 to 3.00
Expected return on plan assets:
Equities	8.00	6.90	7.50	n/a	7.50 to 9.70
Bonds	4.70	4.50	4.50	n/a	3.80 to 5.40
Property	6.50	6.90	6.00	n/a	5.00 to 6.50
Cash/others	3.50	—	6.00	n/a	2.50 to 6.50

The discount rate reflects the current rate of return on AA rated corporate bonds of equivalent currency and term to the scheme liabilities. Projected inflation rate liabilities and pension increases are long term predictions based, mainly, on the yield gap between long term index-linked and fixed interest gilts. The Group establishes the expected rate of return on plan assets by developing a forward looking, long term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class, respective yields and market rates at the balance sheet date, and inflation. These returns are assumed to be net of investment expenses.

Demographic assumptions are set having regard to the latest trends in life expectancy, plan experience and other relevant data, including externally published actuarial information within each national jurisdiction. The assumptions are reviewed and updated as necessary as part of the periodic actuarial funding valuations of the individual pension and post retirement plans. In particular the mortality assumptions used at December 2005 for the BS and CES schemes are based on the results of investigations undertaken as part of their 2005 triennial valuations. The assumptions adopted are in line with the PMA92 table and reflect the steel industry mortality experience. This indicates that today’s 60 year old male member is expected to live on average to around 82 years of age. Mortality assumptions for the SPH scheme are based on the Dutch Table GBM 1995-2000, with an age set back of two years, giving an equivalent life expectancy of 80 years. The Heubeck 2005 G published biometric data is now being used for the schemes in Germany, which results in a life expectancy of over 82 years of age. Assumptions for all schemes include an allowance for continuing future improvements in life expectancy.

Income statement costs

Under IAS 19 costs in relation to pension and post retirement plans arise as follows:

•	The current service cost is the actuarially determined present value of the pension benefits earned by employees in the current period. No charge or credit is reflected here for any surplus or deficit in the scheme and so the cost is unrelated to whether, or how, the scheme is funded.

•	The expected return on assets is the actuarial forecast of total return (that is, income and gains) on the actual assets in the scheme. This is a long term rate and is set at the beginning of the period.

•	The interest cost is the notional interest cost arising from unwinding the discount on the scheme liabilities, based on the discount rate (that is, appropriate bond rate) at the beginning of the period.

These items are treated as a net operating cost in profit and loss within employee remuneration.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense. Examples are differences between the estimated return on scheme assets (credited to profit and loss) and the actual return, the remeasurement of scheme liabilities to reflect changes in discount rates, changes in demographic assumptions such as using updated mortality tables, or the effect of more employees leaving service than forecast.

Income statement pension costs arose as follows:

	BS	CES	SPH	Germany	Other	Total
2005	£m	£m	£m	£m	£m	£m

Current service cost	120	—	36	2	5	163
Interest cost	411	39	149	8	16	623
Expected return on plan assets	(481)	(32)	(177)	—	(16)	(706)
Past service cost — vested benefits	—	—	—	—	(3)	(3)
Settlements, curtailments and terminations	3	—	—	—	—	3

Defined benefit schemes	53	7	8	10	2	80
Defined contribution schemes	—	—	—	—	13	13

Total charge for the period (Note 4)	53	7	8	10	15	93

	BS	CES	SPH	Germany	Other	Total
2004	£m	£m	£m	£m	£m	£m

Current service cost	118	—	29	2	6	155
Interest cost	401	39	153	8	16	617
Expected return on plan assets	(468)	(32)	(172)	—	(15)	(687)
Past service cost — vested benefits	—	—	—	—	(8)	(8)
Settlements, curtailments and terminations	—	—	—	—	(4)	(4)

Defined benefit schemes	51	7	10	10	(5)	73
Defined contribution schemes	—	—	—	—	24	24

Total charge for the period (Note 4)	51	7	10	10	19	97

The actual return on plan assets for the above schemes was £1,933m (2004: £1,238m).

Balance sheet measurement

In determining the amounts to be recognised in the balance sheet the following approach has been adopted:

•	Pension scheme assets are measured at fair value (for example for quoted securities this is the bid-market value on the relevant public exchange).

•	Pension liabilities include future benefits for pensioners and deferred pensioners, and accrued benefits for members in service taking into account projected earnings. As noted above, the pension liabilities are discounted at the current rate of return on AA rated corporate bonds of equivalent currency and term to the pension liability.

Amounts recognised in the balance sheet arose as follows:

	BS	CES	SPH	Germany	Other	Total
2005	£m	£m	£m	£m	£m	£m

Fair value of plan assets at end of period	8,961	633	3,643	—	260	13,497
Present value of obligation at end of period	(8,894)	(826)	(3,580)	(156)	(349)	(13,805)
Past service cost not yet recognised	—	—	24	—	—	24

Defined benefit asset/(liability) at end of period	67	(193)	87	(156)	(89)	(284)

Disclosed as:
Defined benefit asset	67	—	87	—	3	157
Defined benefit liability — current	—	—	—	(3)	(2)	(5)
Defined benefit liability — non-current	—	(193)	—	(153)	(90)	(436)

Arising from:
Funded schemes	67	(193)	87	—	(71)	(110)
Unfunded schemes	—	—	—	(156)	(18)	(174)

Included within other programmes above are post-retirement medical and similar net obligations of £21m (2004: £23m).

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	BS	CES	SPH	Germany	Other	Total
2004	£m	£m	£m	£m	£m	£m

Fair value of plan assets at end of period	8,034	538	3,366	—	221	12,159
Present value of obligation at end of period	(7,826)	(749)	(3,267)	(171)	(308)	(12,321)

Defined benefit asset/(liability) at end of period	208	(211)	99	(171)	(87)	(162)

Disclosed as:
Defined benefit asset	208	—	99	—	4	311
Defined benefit liability — current	—	—	—	(4)	(14)	(18)
Defined benefit liability — non-current	—	(211)	—	(167)	(77)	(455)

Arising from:
Funded schemes	208	(211)	99	—	(69)	27
Unfunded schemes	—	—	—	(171)	(18)	(189)

The percentage of total plan assets for each category of investment was as follows:

	BS	CES	SPH	Germany	Other
2005	%	%	%	%	%

Equities	46	61	18	n/a	73
Bonds	48	5	56	n/a	20
Property	5	31	8	n/a	1
Cash/others	1	3	18	n/a	6

	100	100	100		100

	BS	CES	SPH	Germany	Other
2004	%	%	%	%	%

Equities	41	65	23	n/a	70
Bonds	51	31	60	n/a	21
Property	5	4	9	n/a	1
Cash/others	3	—	8	n/a	8

	100	100	100		100

Movements in the plan assets and benefit obligations during the period arose as follows:

	BS	CES	SPH	Germany	Other	Total
2005	£m	£m	£m	£m	£m	£m

Plan assets:
Fair value at start of period	8,034	538	3,366	—	221	12,159
Expected return on plan assets	481	32	177	—	16	706
Employer contributions	13	12	37	7	6	75
Employee contributions	37	—	21	—	1	59
Benefits paid	(434)	(39)	(146)	(7)	(20)	(646)
Actuarial gain on plan assets	830	90	286	—	21	1,227
Exchange rate movements	—	—	(98)	—	15	(83)

Fair value at end of period	8,961	633	3,643	—	260	13,497

Benefit obligations:
Benefit obligations at start of period	7,826	749	3,267	171	308	12,321
Current service cost	120	—	36	2	5	163
Interest cost	411	39	149	8	16	623
Employee contributions	37	—	21	—	1	59
Past service cost — non vested benefits	—	—	24	—	—	24
Settlements	3	—	—	—	—	3
Disposal of group undertakings	—	—	—	(33)	—	(33)
Benefits paid	(434)	(39)	(146)	(7)	(20)	(646)
Actuarial loss on benefit obligation	931	77	326	18	31	1,383
Exchange rate movements	—	—	(97)	(3)	8	(92)

Benefit obligations at end of period	8,894	826	3,580	156	349	13,805

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

	BS	CES	SPH	Germany	Other	Total
2004	£m	£m	£m	£m	£m	£m

Plan assets:
Fair value at start of period	7,817	504	2,990	—	204	11,515
Expected return on plan assets	468	32	172	—	15	687
Employer contributions	12	12	35	7	6	72
Employee contributions	35	—	19	—	1	55
Settlements	(130)	—	—	—	—	(130)
Benefits paid	(426)	(30)	(144)	(7)	(17)	(624)
Actuarial gain on plan assets	258	20	262	—	11	551
Exchange rate movements	—	—	32	—	1	33

Fair value at end of period	8,034	538	3,366	—	221	12,159

Benefit obligations:
Benefit obligations at start of period	7,532	715	2,905	158	306	11,616
Current service cost	118	—	29	2	5	154
Interest cost	401	39	153	8	18	619
Employee contributions	35	—	19	—	1	55
Past service cost — non vested benefits	—	—	—	—	(3)	(3)
Past service cost — vested benefits	—	—	—	—	(8)	(8)
Settlements	(130)	—	—	—	(3)	(133)
Curtailments	—	—	—	—	(1)	(1)
Benefits paid	(426)	(30)	(144)	(7)	(17)	(624)
Actuarial loss on benefit obligation	296	25	273	8	13	615
Exchange rate movements	—	—	32	2	(3)	31

Benefit obligations at end of period	7,826	749	3,267	171	308	12,321

The history of actuarial gains or losses is as follows:

	2005	2004

Experience adjustments on scheme assets:
Amount (£m)	1,227	551
Percentage of scheme assets (%)	9	5

Experience adjustments on scheme liabilities:
Amount (£m)	1,383	615
Percentage of scheme liabilities (%)	10	5

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are only determined prospectively, from the 2004 reporting period onwards. Cumulative actuarial losses recorded in the statement of recognised income and expense since the date of transition to IFRS are £220m.

The benefit payments relating to the Group’s pension and post retirement benefit schemes, which reflect future service as appropriate, are expected to be paid as follows:

£m

2006	658
2007	671
2008	685
2009	702
2010	716
2011-2015	3,900

The estimated employer contributions to the British Steel Pension Scheme and to the Stichting Pensioenfonds Hoogovens Scheme for 2006 are £56m and €54m respectively. Monthly payments of £1m are being made to the Corus Engineering Steels Pension Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the Corus Engineering Steels Pension Scheme, where necessary, to address any funding strains resulting from early retirements. The employer contributions for 2006 in relation to other schemes are estimated to be consistent with 2005 levels.

38. Disposals

On 21 January 2005 Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000, to Al Tuwairqi Group for a gross consideration of US$5m (approximately £3m).

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

In addition Corus completed the disposal of substantially all of the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA, to Coilplus Holdings Inc. on 27 May 2005 for a gross consideration of US$24m (approximately £13m).

Furthermore, on 31 December 2005 Corus completed the sale of the Mannstaedt Werke operation to Georgsmarienhuette Holding (GMH) for proceeds of €17m (approximately £11m). Also on this date Corus completed the disposal of substantially all of the assets of the Corus Perfo operations to Dillinger Fabrik gelochter Bleche GmbH for €1m (approximately £1m).

The results of these businesses during the period were not considered to be material to the Group.

£m

The net assets disposed of were as follows:
Property, plant and equipment (including loose plant, tools and spares of £14m)	42
Inventories	29
Trade and other receivables	19
Cash and cash equivalents	4
Trade and other payables	(14)
Retirement benefit obligations	(33)
Provisions and other liabilities	(6)

Net assets disposed of	41
Loss on disposal	(14)

Consideration	27

Consideration satisfied by:
Cash	28
Transaction fees	(1)

Net cash inflow arising on disposal:
Cash consideration for disposals during the period	27
Deferred cash consideration received during the period in respect of prior year disposals	6
Cash and cash equivalents disposed of	(4)

29

39. Related party transactions

The table below sets out details of transactions and loans between Corus and its joint ventures and associates.

	2005	2004
	£m	£m

Sales to joint ventures and associates	173	176
Purchases from joint ventures and associates	78	93
Outstanding loans to joint ventures and associates	2	2

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

SECTION B: FINANCIAL INFORMATION FOR THE SIX MONTH PERIOD TO 1 JULY 2006

As required by IFRS 5 “Non-current assets held for sale and discontinued operations”, Corus’ aluminium rolled products and extrusions businesses have been classified as held for sale and discontinued operations, in this interim financial information. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are only shown as a single net amount in the consolidated income statement below profit after tax. This reclassification has required restatement of all comparative periods. Assets and liabilities related to discontinued operations, to the extent that they are not already eliminated on consolidation, have been excluded from the individual lines of the consolidated balance sheet and shown separately as being held for sale. No prior period restatement is required for the balance sheet.

The unaudited interim financial information in Section B of this Part Eight has been prepared in accordance with the Listing Rules of the UK Listing Authority and applies the accounting policies set out on pages 70 to 78 of this document. However, during 2006 an amendment to IAS 39 “Financial guarantee contracts” and IFRIC 4 “Determining whether an Arrangement contains a Lease” have been implemented. The amendment to IAS 39 has no material effect on either the current or prior periods. IFRIC 4 which has been adopted from 1 January 2006 with no prior period restatement resulted in the recognition of additional property plant and equipment of £142m, thereby reducing opening net equity by £3m. These represent specific assets used to service certain long-term supply arrangements.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated income statement

		Restated				Restated
Unaudited	Unaudited	unaudited			Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005			H1 2006	H1 2005
£m	£m	£m		Note	£m	£m

2,405	2,289	2,487	Group turnover	1	4,694	4,832
(2,276)	(2,113)	(2,220)	Total operating costs	3	(4,389)	(4,347)

129	176	267	Group operating profit	5	305	485
(32)	(128)	(30)	Finance costs	6	(160)	(61)
4	12	6	Finance income	6	16	14
5	1	(2)	Share of post-tax profits/(losses) of joint ventures and associates		6	1

106	61	241	Profit before taxation		167	439
(33)	(28)	(61)	Taxation	7	(61)	(99)

73	33	180	Profit after taxation from continuing operations		106	340
9	12	(9)	Profit/(loss) after taxation from discontinued operations	8	21	(3)

82	45	171	Profit after taxation		127	337

			Attributable to:
81	41	170	Equity holders of the parent		122	335
1	4	1	Minority interests		5	2

82	45	171			127	337

			Earnings per share
9.09p	4.60p	19.20p	Basic earnings per ordinary share	14	13.69p	37.80p

8.08p	3.40p	17.90p	Diluted earnings per ordinary share		11.48p	35.00p

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated balance sheet

		Unaudited	Unaudited	Audited
		1 July	2 July	31 December
		2006	2005	2005
	Note	£m	£m	£m

Non-current assets
Goodwill		69	82	83
Other intangible assets		56	46	56
Property, plant and equipment		2,650	2,745	2,820
Equity accounted investments		94	100	95
Other financial investments		75	103	113
Other financial assets		6	—	—
Retirement benefit assets		460	176	157
Deferred tax assets		156	175	172

		3,566	3,427	3,496

Current assets
Inventories		1,908	1,972	1,954
Trade and other receivables		1,629	1,782	1,512
Current tax assets		34	—	21
Other financial assets		53	98	85
Short term investments		8	1	—
Cash and short term deposits		299	640	871

		3,931	4,493	4,443

Assets held for sale	10	760	—	3

		4,691	4,493	4,446

TOTAL ASSETS		8,257	7,920	7,942

Current liabilities
Short term borrowings		(387)	(452)	(384)
Trade and other payables		(1,756)	(1,781)	(1,844)
Current tax liabilities		(60)	(81)	(79)
Other financial liabilities		(94)	(18)	(38)
Retirement benefit obligations		(1)	(4)	(5)
Short term provisions and other liabilities		(83)	(140)	(117)

		(2,381)	(2,476)	(2,467)

Liabilities directly associated with assets held for sale	10	(323)	—	—

		(2,704)	(2,476)	(2,467)

Non-current liabilities
Long term borrowings		(1,283)	(1,320)	(1,308)
Deferred tax liabilities		(114)	(134)	(126)
Retirement benefit obligations		(251)	(479)	(436)
Provisions for liabilities and charges		(102)	(117)	(116)
Other non-current liabilities		(54)	(27)	(46)
Deferred income		(74)	(67)	(65)

		(1,878)	(2,144)	(2,097)

TOTAL LIABILITIES		(4,582)	(4,620)	(4,564)

NET ASSETS		3,675	3,300	3,378

Equity
Called up share capital		1,698	1,697	1,697
Share premium account		175	171	173
Statutory reserve	15	—	2,338	—
Other reserves		302	201	283
Consolidated reserves		1,480	(1,134)	1,199
Amounts recognised directly in equity relating to net assets held for sale		(10)	—	—

Equity attributable to equity holders of parent		3,645	3,273	3,352
Minority interests		30	27	26

TOTAL EQUITY		3,675	3,300	3,378

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Statement of recognised income and expense

Unaudited	Unaudited	Unaudited		Unaudited	Unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

(61)	295	(143)	Actuarial gains/(losses) on defined benefit plans	234	(150)
8	(28)	26	Movement on fair values of cash flow hedges	(20)	37
—	(6)	1	Movement on revaluation of available for sale investments	(6)	2
(6)	14	32	Deferred tax on items taken directly to reserves	8	32
(1)	1	(1)	Revaluation of goodwill due to exchange	—	(3)
(20)	11	(8)	Exchange movements on currency net investments	(9)	(38)

(80)	287	(93)	Net income/(expense) recognised directly in equity	207	(120)
82	45	171	Profit after taxation	127	337

2	332	78	Total recognised income for the period	334	217
—	—	—	Adoption of IAS 32 and IAS 39	—	16

2	332	78		334	233

			Total recognised income for the period attributable to:
2	328	77	Equity holders of the parent	330	215
—	4	1	Minority interests	4	2

2	332	78		334	217

			Adoption of IAS 32 and IAS 39 attributable to:
—	—	—	Equity holders of the parent	—	24
—	—	—	Minority interests	—	(8)

—	—	—		—	16

Reconciliation of movements in equity

	Unaudited	Unaudited	Audited
	1 July 2006	2 July 2005	2005
	£m	£m	£m

Total equity at beginning of period	3,378	3,058	3,058
Adoption of IAS 32 and IAS 39	—	16	16
Adoption of IFRIC 4	(3)	—	—

Total equity at beginning of period — restated	3,375	3,074	3,074
Total recognised income attributable to equity holders of the parent	330	215	307
Issue of conditional share awards	7	5	12
New shares issued	3	4	6
Dividends paid	(44)	—	(22)
Minority interests	4	2	1

Total equity at end of period	3,675	3,300	3,378

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Consolidated Cash Flow Statement

Unaudited	Unaudited	Unaudited			Unaudited	Unaudited
Q2 2006	Q1 2006	Q2 2005			H1 2006	H2 2005
£m	£m	£m		Note	£m	£m

			Operating activities
74	(156)	209	Cash generated from operations	9	(82)	300
(45)	(13)	(28)	Interest paid		(58)	(71)
—	(87)	—	Premium paid on redemption of debenture		(87)	—
(3)	(2)	(1)	Interest element of finance lease rental payments		(5)	(1)
—	1	3	UK corporation tax received		1	4
(22)	(2)	(45)	Taxation paid		(24)	(113)

4	(259)	138	Net cash flow from operating activities		(255)	119

			Investing activities
(84)	(102)	(87)	Purchase of property, plant and equipment		(186)	(181)
2	15	6	Sale of property, plant and equipment		17	9
(5)	(4)	(8)	Purchase of other intangible assets		(9)	(14)
8	(8)	(11)	Purchase of other fixed asset investments		—	(32)
24	12	—	Sale of other investments		36	—
—	—	1	Loans to joint ventures and associates		—	—
1	—	16	Sale of subsidiary undertakings and businesses		1	19
3	9	6	Interest received		12	12
5	3	5	Dividends from joint ventures and associates		8	7
(4)	(4)	3	(Purchase)/sale of short term investments		(8)	10

(50)	(79)	(69)	Net cash flow from investing activities		(129)	(170)

			Financing activities
2	1	1	Issue of new shares		3	4
2	7	1	Proceeds from borrowings		9	2
—	(150)	1	Repayment of borrowings		(150)	(8)
(10)	(6)	(1)	Capital element of finance lease rental payments		(16)	(1)
(44)	—	—	Dividends paid		(44)	—

(50)	(148)	2	Net cash flow from financing activities		(198)	(3)

(96)	(486)	71	Net movement in cash and cash equivalents		(582)	(54)
340	825	426	Cash and cash equivalents at beginning of period		825	557
(3)	1	2	Effect of foreign exchange rate changes		(2)	(4)

241	340	499	Cash and cash equivalents at end of period		241	499

			Cash and cash equivalents comprise:
299	401	640	Cash and short term deposits		299	640
(58)	(61)	(141)	Bank overdrafts		(58)	(141)

241	340	499			241	499

Discontinued operations contributed £(15)m to the net cash flow from operating activities, £(13)m to net cash flow from investing activities and £30m to net cash flow from financing activities, in the first half of 2006.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Reconciliation of net cash flow to movement in net debt

Unaudited	Unaudited	Unaudited		Unaudited	Unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

(96)	(486)	71	Movement in cash and cash equivalents	(582)	(54)
4	4	(3)	Movement in short term investments	8	(10)
8	149	(1)	Movement in borrowings	157	7

(84)	(333)	67	Change in net debt resulting from cash flows in period	(417)	(57)
7	(15)	21	Exchange rate movements	(8)	43
(3)	(5)	(7)	Other non-cash changes	(8)	(7)

(80)	(353)	81	Movement in net debt during the period	(433)	(21)
(1,319)	(821)	(1,212)	Net debt at beginning of the period	(821)	(842)
—	—	—	Adoption of IAS 32 and IAS 39 on 2 January 2005	—	(268)
—	(145)	—	Adoption of IFRIC 4 on 1 January 2006	(145)	—

(1,399)	(1,319)	(1,131)	Net debt at end of the period	(1,399)	(1,131)

	2006	2005
	£m	£m

The adoption of IAS 32, IAS 39 and IFRIC 4 may be further analysed below:
Reclassification of non-returnable proceeds from the securitisation programme	—	(275)
Reclassification of equity element of convertible debt and accretion of interest thereon	—	15
Reclassification of minority preference shares	—	(8)
Capitalisation of supply agreements under IFRIC 4	(145)	—

	(145)	(268)

Analysis of net debt

	Unaudited	Unaudited	Audited
	1 July 2006	2 July 2005	2005
	£m	£m	£m

Cash and short term deposits (excluding bank overdrafts)	299	640	871
Bank overdrafts	(44)	(141)	(46)
Short term investments	8	1	—
Long term borrowings	(1,127)	(1,290)	(1,275)
Other loans	(334)	(310)	(336)
Obligations under finance leases	(165)	(31)	(35)
External debt classified as held for sale	(36)	—	—

	(1,399)	(1,131)	(821)

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Supplementary information

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

			1.a Turnover by division
1,333	1,340	1,384	Strip Products	2,673	2,724
702	648	737	Long Products	1,350	1,444
760	680	857	Distribution & Building Systems	1,440	1,585
28	30	23	Aluminium — continuing operations	58	48
22	25	17	Central & other	47	34

2,845	2,723	3,018	Gross turnover: continuing operations	5,568	5,835
(440)	(434)	(531)	Less: intra-group turnover	(874)	(1,003)

2,405	2,289	2,487	Group turnover: continuing operations	4,694	4,832

			comprising:
1,086	1,082	1,108	Strip Products	2,168	2,189
547	510	518	Long Products	1,057	1,043
746	669	833	Distribution & Building Systems	1,415	1,548
24	25	20	Aluminium — continuing operations	49	41
2	3	8	Central & other	5	11

2,405	2,289	2,487	Group turnover: continuing operations	4,694	4,832

303	288	254	Turnover: discontinued operations	591	501

			1.b Group turnover by destination
697	680	732	UK	1,377	1,443
1,277	1,242	1,257	Europe (excluding UK)	2,519	2,532
191	160	186	North America	351	340
240	207	312	Other areas	447	517

2,405	2,289	2,487	Group turnover: continuing operations	4,694	4,832

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Supplementary information

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
Kt	Kt	Kt		Kt	Kt

			2.a Sales volume by division
2,927	2,969	2,933	Strip Products	5,896	5,726
1,933	1,852	1,886	Long Products	3,785	3,728
1,719	1,462	1,755	Distribution & Building Systems	3,181	3,337
21	22	23	Aluminium — continuing operations	43	50
—	—	—	Central & other	—	—

6,600	6,305	6,597	Gross sales volume	12,905	12,841
(1,128)	(1,148)	(1,476)	Less: intra-group	(2,276)	(2,809)

5,472	5,157	5,121	Group sales volume: continuing operations	10,629	10,032

			comprising:
2,315	2,291	2,275	Strip Products	4,606	4,435
1,461	1,411	1,145	Long Products	2,872	2,333
1,677	1,434	1,677	Distribution & Building systems	3,111	3,216
19	21	24	Aluminium — continuing operations	40	48
—	—	—	Central & other	—	—

5,472	5,157	5,121	Group sales volume: continuing operations	10,629	10,032

136	133	133	Group sales volume: discontinued operations	269	275

			2.b Group sales volume by destination
1,499	1,517	1,421	UK	3,016	2,856
2,851	2,744	2,641	Europe (excluding UK)	5,595	5,230
401	347	397	North America	748	744
721	549	662	Other areas	1,270	1,202

5,472	5,157	5,121	Group sales volume: continuing operations	10,629	10,032

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Supplementary information

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

			3. Total operating costs
1,192	1,071	1,074	Raw materials & consumables	2,263	2,072
193	188	189	Maintenance costs (excluding own labour)	381	390
388	410	364	Other external charges	798	726
403	305	442	Employment costs	708	865
67	69	72	Depreciation & amortisation (net of grants released)	136	140
112	136	130	Other operating costs	248	279
(70)	(51)	(40)	Changes in inventory	(121)	(104)
(5)	(4)	(7)	Own work capitalised	(9)	(12)
(10)	(11)	(5)	Profit on disposal of property, plant and equipment	(21)	(8)
6	—	1	Loss/(profit) on disposal of group undertakings	6	(1)

2,276	2,113	2,220		4,389	4,347

			4. Restructuring, impairment and disposals
			As included in total operating costs:
2	5	7	Redundancy and related costs	7	17
—	—	2	Impairment losses related to property, plant and equipment	—	2
—	—	1	Other asset write-downs	—	1
(1)	1	4	Other rationalisation costs	—	4

1	6	14		7	24
(10)	(11)	(5)	Profit on disposal of property, plant and equipment	(21)	(8)
6	—	1	Loss/(profit) on disposal of group undertakings	6	(1)

(3)	(5)	10	Net restructuring, impairment and disposals (credit)/charge	(8)	15

			comprising:
6	1	2	Strip Products	7	3
(8)	3	5	Long Products	(5)	14
(1)	(9)	1	Distribution & Building Systems	(10)	2
—	—	—	Aluminium — continuing operations	—	—
—	—	2	Central & other	—	(4)

(3)	(5)	10		(8)	15

			5. Group operating result
			After restructuring, impairment and disposals:
81	105	228	Strip Products	186	407
34	(29)	45	Long Products	5	91
19	12	13	Distribution & Building Systems	31	28
(11)	(1)	15	Aluminium — continuing operations	(12)	14
6	89	(34)	Central & other	95	(55)

129	176	267		305	485

			Before restructuring, impairment and disposals:
87	106	230	Strip Products	193	410
26	(26)	50	Long Products	—	105
18	3	14	Distribution & Building Systems	21	30
(11)	(1)	15	Aluminium — continuing operations	(12)	14
6	89	(32)	Central & other	95	(59)

126	171	277		297	500

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

Supplementary information

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

			6. Financing items
			Interest expense:
(24)	(26)	(27)	Bank and other borrowings	(50)	(56)
—	(87)	—	Premium on redemption of debenture	(87)	—
(2)	(2)	(2)	Accretion of convertible bonds	(4)	(4)
(3)	(2)	(1)	Finance leases	(5)	(1)
(3)	(11)	—	Fair value losses — convertible bond equity options	(14)	—

(32)	(128)	(30)	Finance costs	(160)	(61)

—	5	—	Other investment income	5	—
4	7	6	Interest income	11	11
—	—	—	Fair value gains — convertible bond equity options	—	3

4	12	6	Finance income	16	14

(28)	(116)	(24)		(144)	(47)

			7. Taxation
—	—	—	UK corporation tax	—	—
(13)	1	1	Overseas prior year (credit)/charge	(12)	(7)
25	22	47	Overseas taxes	47	84

12	23	48	Current tax	35	77
—	—	—	UK deferred tax	—	—
21	5	13	Overseas deferred tax	26	22

33	28	61		61	99

Deferred tax assets amounting to £169m have been recognised at 1 July 2006 (2005: £172m). Deferred tax assets have not been recognised in respect of losses with a value of £1,451m (2005: £1,471m) of which £1,035m (2005: £1,063m) are UK losses.

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

8.  Profit/(loss) after taxation — discontinued operations

On 24 May 2006, the Group announced that it had signed a share purchase agreement for Aleris International Inc. to acquire Corus’ Aluminium rolled products and extrusions businesses. In accordance with IFRS 5, these businesses have been classed as discontinued operations. The results of these operations are as follows:

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

303	288	254	Turnover (external to Corus)	591	501
(293)	(269)	(266)	Operating costs (net of trading within the Group)	(562)	(503)

10	19	(12)	Operating profit/(loss)	29	(2)
—	(2)	(1)	Finance costs	(2)	(2)

10	17	(13)	Profit/(loss) before taxation	27	(4)
(1)	(5)	4	Taxation	(6)	1

9	12	(9)	Profit/(loss) after taxation	21	(3)

9.  Reconciliation of cash generated from operations

82	45	171	Profit after taxation	127	337
			Adjustments for:
34	33	57	Tax	67	98
67	79	85	Depreciation & amortisation (net of grants released)	146	162
(4)	(11)	(4)	Profit on disposals	(15)	(9)
(4)	(12)	(6)	Interest income	(16)	(14)
32	130	31	Interest expense	162	63
(5)	(1)	2	Share of results of joint ventures and associates	(6)	(1)
3	4	5	Other non-cash items	7	5
1	6	12	Restructuring costs (excluding impairment losses related to property, plant and equipment)	7	22

(9)	(24)	(12)	Utilisation of rationalisation provisions	(33)	(26)
(97)	(132)	(125)	Movement in inventories	(229)	(280)
(74)	(226)	(19)	Movement in receivables	(300)	(187)
81	74	16	Movement in payables	155	97
(27)	(109)	(3)	Movement in retirement benefit assets and obligations	(136)	(1)
2	(2)	11	Movement in contract advances	—	37
(8)	(10)	(12)	Other movements (net)	(18)	(3)

74	(156)	209	Net cash flow generated from operations	(82)	300

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

10. Net assets — held for sale

Unaudited
Q2 2006
£m

Goodwill	14
Other intangible assets	5
Property, plant and equipment	312
Deferred tax assets	13
Inventories	254
Trade and other receivables	162

760

Short term borrowings	(17)
Trade and other payables	(131)
Current tax liabilities	(30)
Retirement benefit obligations — current	(3)
Provisions and other liabilities — current	(5)
Long term borrowings	(19)
Deferred tax liabilities	(33)
Retirement benefit obligations — non-current	(71)
Provisions and other liabilities — non-current	(13)
Deferred income	(1)

(323)

Net assets	437

11. Capital expenditure

		Restated			Restated
Unaudited	Unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
£m	£m	£m		£m	£m

84	102	87	Purchase of property, plant and equipment	186	181
3	(24)	18	Movement in capital creditors	(21)	(14)

87	78	105		165	167

12.	Reconciliation of Group operating profit to EBITDA before restructuring, impairment and disposals

129	176	267	Group operating profit	305	485
1	6	14	Restructuring costs	7	24
(4)	(11)	(4)	Profit on disposals	(15)	(9)

126	171	277	Underlying operating profit	297	500
67	69	70	Depreciation & amortisation (net of grants released and excluding impairment losses related to property, plant and equipment and intangible assets)	136	138

193	240	347	EBITDA before restructuring, impairment and disposals: continuing operations	433	638

			comprising:
135	149	276	Strip Products	284	500
42	(10)	67	Long Products	32	138
23	8	19	Distribution & Building Systems	31	40
(11)	(1)	16	Aluminium — continuing operations	(12)	16
4	94	(31)	Central & other	98	(56)

193	240	347	EBITDA before restructuring, impairment and disposals: continuing operations	433	638

10	29	1	EBITDA before restructuring, impairment and disposals: discontinued operations	39	20

PART EIGHT: FINANCIAL INFORMATION ON THE CORUS GROUP

13. Employees (to the nearest ‘00)

	Unaudited	Unaudited	Unaudited
	Q2 2006	2005	Q2 2005
	Number	Number	Number

Average weekly numbers employed:
UK	24,000	24,300	24,400
Netherlands	11,400	11,300	11,300
Germany	4,700	5,700	5,700
Other countries	6,900	6,900	6,900

	47,000	48,200	48,300

Numbers employed at end of period:
UK	23,700	24,000	24,200
Netherlands	11,400	11,400	11,300
Germany	4,100	4,900	5,700
Other countries	6,600	7,000	6,900

	45,800	47,300	48,100

Comprising:
Strip Products	21,100	22,500	22,400
Long Products	11,800	11,800	12,800
Distribution & Building Systems	5,700	5,700	5,900
Aluminium	5,600	5,700	5,700
Central & other	1,600	1,600	1,300

	45,800	47,300	48,100

14. Earnings per share

Earnings per share for continuing and discontinued operations is presented below. Earnings represent profit after taxation after deducting minority interests.

	Restated	Restated			Restated
Unaudited	unaudited	unaudited		Unaudited	unaudited
Q2 2006	Q1 2006	Q2 2005		H1 2006	H1 2005
pence	pence	pence		pence	pence

			Earnings per share — continuing operations
8.28	3.05	20.25	Basic earnings per ordinary share	11.33	38.15

7.40	1.95	18.80	Diluted earnings per ordinary share	9.35	35.30

			Earnings per share — discontinued operations
0.81	1.55	(1.05)	Basic earnings per ordinary share	2.36	(0.35)

0.68	1.45	(0.90)	Diluted earnings per ordinary share	2.13	(0.30)

At Corus’ AGM on 9 May 2006, shareholders approved the consolidation of Corus’ existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. Earnings per share has been restated on this basis. On 19 May 2006, an equivalent final dividend of 5 pence per share was paid at a total cost of £44m. Corus has today announced an interim dividend of 2.75 pence per share.

15. Statutory Reserve

The statutory reserve of £2,338m disclosed in the balance sheet as at 2 July 2005 arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance £381m was originally set aside as available for distribution, with the balance of £1,957m, a restricted reserve which could only be applied in paying up unissued shares to be allotted to its parent company as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.

PART NINE:

ADDITIONAL INFORMATION

1.	Responsibility

1.1	The Corus Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 1.2 of this Part Nine. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Tata Steel UK Directors and the Tata Steel Directors, whose names are set out in paragraphs 2.2 and 2.3 below, accept responsibility for the information contained in this document relating to Tata Steel UK, Tata Steel, the Tata Steel UK Directors, the Tata Steel Directors, their respective immediate families, related trusts and persons connected with them and the information relating to Tata Steel’s future plans for the Corus Group, management and employees and financing set out in Part One and Part Two of this document, and, in relation to information concerning Tata Sons, for correctly and fairly reproducing that information from public sources. To the best knowledge and belief of the Tata Steel UK Directors and the Tata Steel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1	The Corus Directors and their respective positions are:

Name	Position held

J. Leng	Chairman
P. Varin	Chief Executive
N. Harwerth	Independent Director
Dr. A. Hayward	Senior Independent Director
R. Henstra	Division Director Strip Products
Dr. K. Lauk	Independent Director
D. Lloyd	Executive Director, Finance
A. Robb	Independent Director
J. Schraven	Non-Executive Deputy Chairman
E. van Amerongen	Independent Director

The registered office of Corus, which is also the business address of each of the Corus Directors, is 30 Millbank, London SW1P 4WY.

2.2	The Tata Steel UK Directors and their respective positions are:

Name	Position held

B. Muthuraman	Director
K. Chatterjee	Director
S. A. Hasan	Director

The registered office of Tata Steel UK and the business address of S. A. Hasan is 18 Grosvenor Place, London SW1X 7HS. The business address of B. Muthuraman and K. Chatterjee is Bombay House 24, Homi Mody Street, Mumbai, 400 001, India.

2.3	The Tata Steel Directors and their respective positions are:

Name	Position held

R. N. Tata	Chairman
N. N. Wadia	Independent Non-Executive Director
S. M. Palia	Independent Non-Executive Director
P. K. Kaul	Financial Institutions’ Nominee
S. Krishna	Independent Non-Executive Director
I. Hussain	Promotor Non-Independent Non-Executive Director
J. J. Irani	Promotor Non-Independent Non-Executive Director
S. Bhargava	Independent Non-Executive Director
B. Muthuraman	Managing Director
T. Mukherjee	Deputy Managing Director — Steel
A. N. Singh	Deputy Managing Director — Corporate Services

The registered office of Tata Steel which is also the business address of each of the Tata Steel Directors, is Bombay House, 24 Homi Mody Street, Mumbai 400 001, India.

PART NINE: ADDITIONAL INFORMATION

3.	Interests in Corus Shares

3.1	For the purposes of paragraphs 3 to 6 of this Part Nine:

(A)	“acting in concert” has the meaning given to it in the City Code;

(B)	“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to securities which may be an inducement to deal or refrain from dealing;

(C)	“associate” of any company means, unless otherwise stated:

(i)	its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(ii)	connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(iii)	the directors (together with their close relatives and related trusts) of the company or any company covered in sub-paragraph (i); and

(iv)	the pension fund of the company or any company covered in sub-paragraph (i);

(D)	“connected adviser” has the meaning given to it in the City Code;

(E)	“control” means an interest, or interests, in shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control;

(F)	“dealing” has the meaning given to it in the City Code;

(G)	“derivative” has the meaning given to it in the City Code;

(H)	“disclosure date” means 6 November 2006, being the latest practicable date prior to the posting of this document;

(I)	“disclosure period” means the period beginning on 5 October 2005 and ending on 6 November 2006 (being the latest practicable date prior to the publication of this document);

(J)	“interest” or “interests” in relevant securities shall have the meaning given to it in the City Code and references to interests of Tata Steel UK Directors or interests of Corus Directors in relevant securities shall include all interests of any other person whose interests in shares the Tata Steel UK Directors or, as the case may be, the Corus Directors, would be required to disclose pursuant to Parts VI and X of the Act;

(K)	“offer period” means the period commencing on 5 October 2006 and ending on 6 November 2006 (being the latest practicable date prior to the publication of this document);

(L)	“relevant Tata Steel securities” mean relevant securities (such term having the meaning given to it in the City Code in relation to an offeror) of Tata Steel, including equity share capital in Tata Steel (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof; and

(M)	“relevant Corus securities” mean relevant securities (such term having the meaning given to it in the City Code in relation to an offeree) of Corus, including equity share capital in Corus (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options in respect thereof.

3.2	As at 2 November 2006, (being the latest practicable date prior to the publication of this document) the following persons acting in concert with Tata Steel UK were interested in, or had rights to subscribe in respect of, the following relevant Corus securities:

Name	Number of Corus Shares

ABN AMRO Bank N.V., London Branch	4,830	(1)
Deutsche Bank Group	4,786,061	(2)
Tata Limited (incorporated in the United Kingdom, a majority-owned subsidiary of Tata Sons)	2,125

(1)	in the form of 2,415 ADSs
(2)	Deutsche Bank Group’s interest consists of 4,786,061 Corus Shares, 472,597 Dutch Bonds and 76,336 Euro Bonds

3.3	As at 2 November 2006 (being the latest practicable date prior to the publication of this document), the following persons acting in concert with Tata Steel UK had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Corus securities

PART NINE: ADDITIONAL INFORMATION

under derivatives, agreements to sell, or any delivery obligation or right to require another person to take delivery:

	Nature of	Number
	Derivative/	of Corus	Maturity	Reference
Name	Instrument	Shares	Date	Price (GBP)

ABN AMRO Bank N.V., London Branch	Equity	4,830	N/A	N/A
ABN AMRO Bank N.V., London Branch	OTC call options	2,750,000	December 2006	4.50

3.4	As at the disclosure date, the interests or rights to subscribe of the Corus Directors in relevant Corus securities were as follows:

Issued Share Capital

Director	Number of Corus Shares

J. Leng	48,535
P. Varin	353,891
N. Harwerth	10,000
Dr. A. Hayward	10,555
R. Henstra	Nil
Dr. K. Lauk	5,000
D. Lloyd	17,498
A. Robb	10,000
J. Schraven	10,000
E. van Amerongen	10,000

Share options and share awards

The Corus Directors held the following interests in awards and options over Corus Shares under the terms of the Corus Share Schemes as at the disclosure date:

		Number of			Potential		Exercise
	Date of	Corus		Exercise	Maximum		Period/Earliest
Director	Grant/Award	Shares		Price(p)	Award(7)		Vesting Date

P. Varin	14 May 2003	37,830	(1)	79.3	37,830		14 May 2006 to 13 May 2013
	14 May 2003	642,560	(2)	79.3	642,560		14 May 2006 to 13 May 2013
	14 May 2003	220,000		Nil	220,000	(8)	15 May 2006 to 14 May 2007
	15 October 2004	4,458	(3)	212.5	4,458		1 January 2008 to 30 June 2008
	9 March 2004	35,475	(4)	Nil	141,900		9 March 2007
	22 April 2004	87,157	(4)	Nil	348,628		22 April 2007
	28 May 2004	25,360	(5)(a)	Nil	128,949		28 May 2007
	28 May 2004	78,902	(5)(b)	Nil	236,706		28 May 2007
	31 March 2005	40,069	(4)	Nil	160,276		31 March 2008
	31 March 2005	72,395	(4)	Nil	289,580		31 March 2008
	31 March 2005	22,827	(5)(a)	Nil	116,067		31 March 2008
	30 March 2006	55,702	(4)	Nil	222,808		30 March 2009
	30 March 2006	72,565	(4)	Nil	290,260		30 March 2009
D. Lloyd	24 July 1997	3,186	(6)	592.33	3,186		24 July 2000 to 23 July 2007
	30 June 1999	10,902	(6)	626.53	10,902		30 June 2002 to 29 June 2009
	4 February 2000	16,268	(2)	583.46	16,268		4 February 2003 to 3 February 2010
	28 March 2001	102,515	(2)	268.21	102,515		28 March 2004 to 27 March 2011
	15 October 2004	4,458	(3)	212.5	4,458		1 January 2008 to 30 June 2008
	9 March 2004	17,457	(4)	Nil	69,828		9 March 2007
	22 April 2004	46,296	(4)	Nil	185,184		22 April 2007
	28 May 2004	12,480	(5)(a)	Nil	63,456		28 May 2007
	31 March 2005	20,689	(4)	Nil	82,756		31 March 2008
	31 March 2005	36,530	(4)	Nil	146,120		31 March 2008
	30 March 2006	28,813	(4)	Nil	115,252		30 March 2009
	30 March 2006	30,429	(4)	Nil	121,716		30 March 2009

PART NINE: ADDITIONAL INFORMATION

		Number of			Potential	Exercise
	Date of	Corus		Exercise	Maximum	Period/Earliest
Director	Grant/Award	Shares		Price(p)	Award(7)	Vesting Date

R. Henstra	4 February 2000	21,319	(2)	583.46	21,319	4 February 2003 to 3 February 2010
	28 March 2001	31,731	(2)	268.21	31,731	28 March 2004 to 27 March 2011
	22 April 2004	33,074	(4)	Nil	132,296	22 April 2007
	31 March 2005	17,241	(4)	Nil	68,964	31 March 2008
	31 March 2005	25,692	(4)	Nil	102,768	31 March 2008
	30 March 2006	23,775	(4)	Nil	95,100	30 March 2009
	30 March 2006	26,375	(4)	Nil	105,500	30 March 2009

(1)	Awarded under the Corus Executive Share Option Scheme (Approved)

(2)	Awarded under the Corus Executive Share Option Scheme (Unapproved)

(3)	Awarded under the Corus Sharesave Scheme

(4)	Awarded or held under the Corus Group plc Leveraged Equity Acquisition Plan

(5)	Investment shares held within the Corus Group plc Leveraged Equity Acquisition Plan. These shares are also included in the table above

(a)  shares purchased with bonus cash. Matching awards are subject to grossing up for tax and national insurance

(b)  shares purchased with own cash

(6)	Awarded under the Corus Overseas Executive Share Option Scheme

(7)	This is the maximum number of Corus Shares that may vest and includes the figures set out in column 2 (Number of Corus Shares) of the above table except for investment shares purchased with directors’ personal funds which have been excluded from the total in column 4 (Potential Maximum Award). They represent certain Corus Shares to which participants would automatically become entitled and other Corus Shares to which they may become entitled, subject to the satisfaction of a performance criterion in respect of certain Corus Shares and to the discretion of the Remuneration Committee in respect of other Corus Shares

(8)	An award of matching shares on joining the company with vesting conditional on the purchase and retention of the same number of shares for a period of three years. The condition has been met and Mr Varin has the right to call for delivery of the shares at any time

3.5	As at the disclosure date, the following employee benefit trusts of Corus or of any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C), were interested in, or had rights to subscribe in respect of the following relevant Corus securities:

Number of
Name of Trust	Corus Shares

The trustee of the British Steel plc Qualifying Employee Share Ownership Trust	4,566
The trustee of the Corus Group Employee Share Ownership Plan	6,376,028
The trustee of the Corus Group Employee Share Trust	1,560,487

3.6	As at the disclosure date, the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Corus, or to any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C), or to any person acting in concert with Corus were interested in the following relevant Corus securities:

Number of
Name	Corus Shares

Credit Suisse Securities (Europe) Limited	995,000
Sinopia Asset Management France(1)	27,648
JPMorgan Securities Ltd.	100,000
Louvre Gestion(1)	404,000

(1)	An affiliate of HSBC

3.7	As at the disclosure date, the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Corus, or to any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C), or to any person acting in concert with Corus had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Corus securities under derivatives, agreements to sell, or any delivery obligation or right to require another person to take delivery:

Number
of Corus
Name	Shares

Credit Suisse Securities (USA) LLC	5,900 (ADSs	)

PART NINE: ADDITIONAL INFORMATION

4.	Dealings in Corus Shares

4.1	The following dealings for value in relevant Corus securities by persons acting in concert with Tata Steel UK have taken place during the disclosure period:

	Transaction	Number of Corus			Price
Name	Type	Shares (ADSs)		Date	(Premium)	Currency

ABN AMRO Bank N.V., London Branch	Sell	4,830		12/05/06	4.43	GBP
ABN AMRO Bank N.V., London Branch	Sell	2,500		18/05/06	5.37	EUR
ABN AMRO Bank N.V., London Branch	Sell	2,200		18/05/06	5.39	EUR
ABN AMRO Bank N.V., London Branch	Sell	3,300		07/06/06	5.45	EUR
ABN AMRO Bank N.V., London Branch	Sell	3,200		16/06/06	3.00	GBP
ABN AMRO Bank N.V., London Branch	Buy	3,200		16/06/06	3.00	GBP
ABN AMRO Bank N.V., London Branch	Buy	247,834		09/08/06	7.25	USD
ABN AMRO Bank N.V., London Branch	Buy	5,400		15/09/06	3.50	GBP
ABN AMRO Bank N.V., London Branch	Sell	5,400		15/09/06	3.50	GBP
ABN AMRO Bank N.V., London Branch	Sell	123,917	(ADSs)	09/08/06	14.51	USD
ABN AMRO Bank N.V., London Branch	Sell	4,300	(ADSs)	30/08/06	15.30	USD
ABN AMRO Bank N.V., London Branch	Sell	3,993	(ADSs)	31/08/06	14.93	USD
ABN AMRO Bank N.V., London Branch	Call option	-1,000,000		06/10/06	(0.29)	GBP
ABN AMRO Bank N.V., London Branch	Call option	-1,000,000		23/10/06	(0.33)	GBP
ABN AMRO Bank N.V., London Branch	Call option	-750,000		25/10/06	(0.22)	GBP
ABN AMRO Bank N.V., London Branch	Call option	-1,000,000		26/10/06	(0.24)	GBP
ABN AMRO Bank N.V., London Branch	Call option	1,000,000		31/10/06	(0.06)	GBP

	Transaction	Number of
Name	Type	Corus Shares	Date	Price (GBP)

Deutsche Bank Group	Buy	1,374,654	05/10/05 to	2.33 to 2.98	(1)
	Sell	3,173,642	04/01/06	2.29 to 2.98	(1)
Deutsche Bank Group	Buy	3,909,319	05/01/06 to	3.03 to 4.54	(1)
	Sell	5,214,630	04/04/06	3.04 to 4.57	(1)
Deutsche Bank Group	Buy	8,777,883	05/04/06 to	2.97 to 4.69	(1)
	Sell	7,706,072	04/07/06	2.97 to 4.63	(1)
Deutsche Bank Group	Buy	1,927,987	05/07/06 to	3.97 to 4.48
	Sell	1,987,729	04/08/06	3.98 to 4.49
Deutsche Bank Group	Buy	2,002,256	05/08/06 to	3.73 to 4.11
	Sell	1,623,733	04/09/06	3.74 to 4.11
Deutsche Bank Group	Buy	4,879,982	05/09/06 to	3.61 to 4.07
	Sell	1,915,043	04/10/06	3.60 to 4.21
Deutsche Bank Group	Buy	1,109,331	05/10/06 to	4.55 to 4.74	(2)
	Sell	636,480	02/11/06	4.47 to 4.57	(2)

(1)	The disclosed number of Corus Shares and associated prices for those dealings prior to 15 May 2006 take into account the consolidation of Corus’ share capital which was approved by shareholders on 9 May 2006

(2)	In respect of these dealings, there were total buys of 809,331 securities at 4.58 to 4.74 pence and total sells of 560,000 securities at 4.57. The Panel has confirmed that these dealings have no Code consequences

4.2	The following dealings for value in relevant Corus securities by Corus Directors have taken place during the offer period:

	Transaction	Number of
Name	Type	Corus Shares	Date	Price

D. Lloyd	Issue of shares under Corus All Employee Share Ownership Plan	26	20 October 2006	478.5p

PART NINE: ADDITIONAL INFORMATION

4.3	The following dealings for value in relevant Corus securities by the following pension funds and employee benefit trusts of Corus or of any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C) have taken place during the offer period:

	Transaction	Number of
Name	type	Corus Shares	Date	Price (GBP)

The trustee of the Corus Group Employee Share Ownership Plan	Transfer	1,629	05/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	10,586	09/10/06	4.1175
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,472	10/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	43	10/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,965	13/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	5,667	16/10/06	4.7025
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	299	17/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	26,620	23/10/06	4.755
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,102	26/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	106	27/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	34,764	30/10/06	4.6575
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	5,784	30/10/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	7,125	03/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	29,722	06/11/06	4.685

4.4	The following dealings for value in relevant Corus securities by the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Corus, or to any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C) have taken place during the offer period:

	Transaction	Number of
Name	Type	Corus Shares	Date	Price

Credit Suisse Securities (Europe) Limited	Sell	525	05/10/06	4.7475
Credit Suisse Securities (Europe) Limited	Sell	5,275	05/10/06	4.755
Credit Suisse Securities (Europe) Limited	Sell	14,006	05/10/06	4.7475
Credit Suisse Securities (Europe) Limited	Sell	5,733	05/10/06	4.7475
Credit Suisse Securities (Europe) Limited	Sell	20,261	05/10/06	4.7475
Credit Suisse Securities (Europe) Limited	Sell	7,500	06/10/06	4.72
Credit Suisse Securities (Europe) Limited	Sell	2,100	06/10/06	4.725
Credit Suisse Securities (Europe) Limited	Sell	1,749	06/10/06	4.725
Credit Suisse Securities (Europe) Limited	Sell	20,000	06/10/06	4.72
Credit Suisse Securities (Europe) Limited	Sell	11,452	06/10/06	4.72
Credit Suisse Securities (Europe) Limited	Sell	2,999	06/10/06	4.72
Credit Suisse Securities (Europe) Limited	Sell	300,000	06/10/06	4.7209
JPMorgan Securities Ltd	Sell	50,000	05/10/06	4.5232
JPMorgan Securities Ltd	Sell	50,000	05/10/06	4.705432
JPMorgan Securities Ltd	Buy	8,071	05/10/06	4.772663
Louvre Gestion(1)	Buy	160,000	06/10/06	4.0095

	Transaction	Number of
Name	Type	Euro Bonds	Date	Price

Credit Suisse Securities (Europe) Limited	Sell	1,000,000	05/10/06	119.5
Credit Suisse Securities (Europe) Limited	Sell	1,000,000	06/10/06	118.5

(1)	An affiliate of HSBC.

5.	Irrevocable Undertakings

Irrevocable undertakings in favour of Tata Steel UK to vote in favour of the Scheme have been received by Tata Steel UK or associates of Tata Steel UK from the following persons in respect of the following holdings of Corus Shares:

	Number of
Name	Corus Shares

J. Leng	48,535
P. Varin	869,362
N. Harwerth	10,000	(represented by 5,000 ADSs)
Dr. A. Hayward	10,555
R. Henstra	53,050
Dr. K. Lauk	5,000
D. Lloyd	137,889	(1)
A. Robb	10,000
J. Schraven	10,000
E. van Amerongen	10,000

(1)	This includes an award of 26 shares made under the Corus All Employee Ownership Plan on 20 October 2006.

PART NINE: ADDITIONAL INFORMATION

These irrevocable undertakings are in respect of the Corus Directors’ entire beneficial holdings of Corus Shares (including shares held under option).

These irrevocable undertakings will cease to have any effect if: (i) the Scheme is withdrawn; (ii) the Corus Directors withdraw, qualify or modify their recommendation to Corus Shareholders in accordance with the terms of the Implementation Agreement; or (iii) in the event that the Implementation Agreement is terminated in accordance with its terms.

6.	Interests and Dealings — General

6.1	Save as disclosed in paragraphs 3 to 5 above:

(A)	as at the disclosure date, Tata Steel UK had no interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities nor has it dealt for value in any relevant Corus securities during the disclosure period;

(B)	as at the disclosure date, none of the Tata Steel UK Directors nor any other person whose interests in shares the Tata Steel UK Directors would be required to disclose pursuant to Parts VI and X of the Act, had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period;

(C)	as at the disclosure date, no person deemed to be acting in concert with Tata Steel UK had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period;

(D)	as at the disclosure date, no person who has an arrangement with Tata Steel UK had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, nor has any such person dealt for value in any relevant Corus securities during the disclosure period; and

(E)	neither Tata Steel UK, nor any person acting in concert with Tata Steel UK, has borrowed or lent any relevant Corus securities during the disclosure period, save for any borrowed shares which have been either on-lent or sold.

6.2	Save as disclosed in paragraphs 3 to 5 above:

(A)	as at the disclosure date, no member of the Corus Group nor any of its subsidiaries had any interest in, right to subscribe in respect of or any short position in relation to relevant Corus securities or relevant Tata Steel UK securities nor has any such person dealt for value in any relevant Corus securities or relevant Tata Steel UK securities during the offer period;

(B)	as at the disclosure date, none of the Corus Directors nor any other person whose interests in shares the Corus Directors would be required to disclose pursuant to Parts VI and X of the Act, had any interest in, right to subscribe in respect of, or any short position in relation to relevant Corus securities, or relevant Tata Steel UK securities nor has any such person dealt for value in any relevant Corus securities or any relevant Tata Steel UK securities during the offer period;

(C)	as at the disclosure date, no companies which are associates of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C) had any interest, right to subscribe in respect of or any short position in relation to relevant Corus securities nor has any such person dealt for value in any relevant Corus securities during the offer period;

(D)	as at the disclosure date, no pension funds or employee benefit trusts of Corus or of any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C) had any interest, right to subscribe in respect of or any short position in relation to relevant Corus securities nor has any such person dealt for value in any relevant Corus securities during the offer period;

(E)	as at the disclosure date, no connected adviser (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to Corus, or to any company which is an associate of Corus by virtue of sub-paragraph (i) of paragraph 3.1(C) had any interest, right to subscribe in respect of or any short position in relation to relevant Corus securities nor has any such person dealt for value in any relevant Corus securities during the offer period;

(F)	as at the disclosure date, no person who has an arrangement with Corus, or with any company which is an associate of Corus by virtue of sub-paragraphs (i) to (iv) of paragraph 3.1(C) had any interest, right to subscribe in respect of or any short position in relation to relevant Corus securities nor has any such person dealt for value in any relevant Corus securities during the offer period; and

PART NINE: ADDITIONAL INFORMATION

(G)	neither Corus, nor any person acting in concert with Corus, has borrowed or lent any relevant Corus securities, save for any borrowed shares which have been either on-lent or sold.

6.3	Save as disclosed herein, no persons have given any irrevocable or other commitment to vote in favour of the Scheme or the resolutions to be proposed at the EGM.

6.4	Save as disclosed in this document, none of: (i) Tata Steel UK or any person acting in concert with Tata Steel UK; or (ii) Corus or any associate of Corus has any arrangement with any person in relation to the Acquisition.

6.5	Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Tata Steel UK or any person acting in concert with it and any of the Corus Directors or the recent directors, shareholders or recent shareholders of Corus having any connection with or dependence upon or which is conditional upon the Acquisition.

6.6	There is no agreement, arrangement or understanding whereby the beneficial ownership of any Corus Shares to be acquired by Tata Steel UK pursuant to the Scheme will be transferred to any other person.

6.7	Save as disclosed herein, no relevant securities of Corus have been redeemed or purchased by Corus during the disclosure period.

6.8	Save as disclosed herein, no relevant securities of Tata Steel UK have been redeemed or purchased by Tata Steel UK during the disclosure period.

7.	Corus Directors’ service contracts and letters of appointment

7.1	The details of the current service contracts of the executive directors of Corus are set out below:

Base Annual Salary
Name	Date of Agreement	Notice Period	(current)	Term of Appointment

Philippe Varin (Chief Executive)	22 April 2003	12 months (from either party)	£802,362(1)	1 May 2003 until the AGM next following 65th birthday
David Lloyd (Executive Director, Finance)	22 January 2001	Employee gives 6 months’ notice Employer gives 12 months’ notice	£425,000	From 1 February 2001 until optional retirement on or after 60th birthday or, in any case, the AGM next following 65th birthday
Rauke Henstra (Division Director Strip Products)	1 January 1992	Employee to give 3 months’ notice Employer gives 6 months’ notice	£338,926(1)	1 January 1992 until either pensionable age is reached or participation in the early retirement scheme

(1)	Mr Varin is paid partly in Euros and Mr Henstra is paid fully in Euros; the exchange rate used is £1=€1.49.

7.2	Further details of the current service contracts of the relevant Corus Directors are set out below:

(A)	Philippe Varin

Mr Varin is entitled to a performance related annual bonus in accordance with the terms of the Executive Board Members’ Bonus Scheme up to a maximum equal to 100 per cent. of salary received in the relevant year, one half being payable in cash and one half in deferred shares. Mr Varin is entitled to receive a pension allowance from the Company equal to 30 per cent. of his annual base salary. He also receives a company car, membership of a company insurance scheme and 30 days’ paid annual holiday. If Corus gives notice to Mr Varin terminating his employment within three months of the change of control of the Company, Mr Varin is entitled to the payment of the value of his current rate of basic salary for the remaining balance of the contractual term, an additional cash amount equal to 40 per cent. of his basic annual salary representing his lost bonus and an additional cash amount equal to 30 per cent. of his remaining basic salary representing his pension allowance for the remaining balance of the contractual term.

(B)	David Lloyd

Mr Lloyd is entitled to a performance related annual bonus in accordance with the terms of the Executive Board Members’ Bonus Scheme up to a maximum equal to 80 per cent. of salary received in the relevant year, one half being payable in cash, and one half in deferred shares. Mr Lloyd is entitled to receive a pension allowance from the company equal to 30 per cent. of his annual base salary. He also receives a company car, membership of a company insurance

PART NINE: ADDITIONAL INFORMATION

scheme and 30 days’ paid holiday. There are no change of control or early termination provisions.

(C)	Rauke Henstra

Mr Henstra is entitled to a performance related bonus in accordance with the terms of the Executive Board Members’ Bonus Scheme up to a maximum equal to 80 per cent. of salary received in the relevant year, one half being payable in cash and one half in deferred shares. He is also entitled to membership of the Hoogovens Pension Fund Foundation and such benefits as are set out within the statutes of the foundation. Mr Henstra is entitled to paid contributions towards medical insurance. He also receives a company car 30 days’ paid annual holiday, and 8 per cent. holiday allowance in line with practice in the Netherlands. There are no change of control or early termination provisions.

In addition, each of the above Corus Directors has interests in awards and options over Corus Shares as set out in Section 3.4 of this Part Nine.

7.3	Details of the letters of appointment of the non-executive directors of Corus are set out below:

						Annual Fee For
	Date of Letter of	Appointment				Financial Year
Name	Appointment	Commenced		Term of Appointment		ended 31.12.05

J. Leng (Chairman)	12 June 2001	12 June 2001		Employer gives 12 months’ notice		£275,000 (1)
J. Schraven (Non-Executive Deputy Chairman)	12 October 2004	1 December 2004	(3)	Three year term with further extension possible		£65,000 (2)
Dr. A. Hayward (Senior Independent Director)	23 April 2002	23 April 2002		Three year term with further extension possible	(4)	£60,000
Dr. K. Lauk (Independent Director)	13 May 2003	10 June 2003	(3)	Three year term with further extension		£45,833
				possible	(4)
A. Robb (Independent Director)	4 July 2003	1 August 2003	(3)	Three year term with further extension possible	(4)	£60,000
N. Harwerth (Independent Director)	17 October 2005	1 November 2005	(3)	Three year term with further extension possible		£8,333
E. van Amerongen (Independent Director)	22 February 2001	23 April 2001		Three year term with further extension possible	(4)	£60,000

(1)	In addition, as part of his annual remuneration, Mr Leng was awarded shares which were to the value of £89,646.

(2)	Mr Schraven was paid an additional £9,412 as Chairman of the Corus Netherlands Supervisory Board.

(3)	The appointment may be terminated on one month’s notice by either party.

(4)	In this case a further extension of three years has been made.

7.4	Further details of the letters of appointment of the relevant Corus Directors are set out below:

All non-executive directors are covered by Corus’ personal accident insurance and the Company’s liability insurance policies. Corus reimburses non-executive directors for all reasonable and properly documented expenses occurred in performance of their duties.

7.5	Save as disclosed above, there are no service contracts, or letters of appointment, between any Corus Director or proposed director of Corus and any member of the Corus Group and save as disclosed below, no such contract, or letter of appointment, has been entered into or amended within the six months preceding the date of this document.

On 24 August 2006, the remuneration of the non-executive directors of Corus was reviewed and the changes set out below were approved. Prior to this, the remuneration of the non-executive directors of Corus was last reviewed in July 2004.

Name	With effect from 01/07/06	With effect from 01/01/07

N. Harwerth	£63,000	£68,000
Dr. A. Hayward	£78,000	£83,000
Dr. K. Lauk	£57,000	£62,000
A. Robb	£83,000	£88,000
J. Schraven	£87,000	£92,000
E. van Amerongen	£78,000	£83,000

PART NINE: FURTHER INFORMATION ON TATA STEEL UK LIMITED

7.6	Save as set out in this document, the effect of the Scheme on the interests of the Corus Directors does not differ from its effect on the like interests of any other person.

8.  Market Quotations

The following table shows the closing middle market prices for Corus Shares as derived from the Official List and for Corus ADSs as reported on the New York Stock Exchange (i) for the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 4 October 2006 (being the last Business Day prior to the commencement of the Offer Period) and (iii) for the disclosure date:

Date	Corus Share Price(p)	Corus ADS Price ($)

6 November 2006	465.25	17.52
4 October 2006	407.50	18.20
2 October 2006	393.75	14.89
1 September 2006	399.50	15.44
1 August 2006	427.75	16.03
3 July 2006	457.75	17.04
1 June 2006	398	15.07
2 May 2006	437.5	16.25
3 April 2006	435	15.02

On 12 May 2006, every 5 ordinary shares of 10p each in Corus were consolidated into one ordinary share of 50p each. The ADS ratio was changed from 10:1 to 2:1 on the same date, leaving the overall ADS price unchanged. For ease of comparison, the closing middle market price for each of 2 May and 3 April 2006 has been multiplied by a factor of 5.

9.  Corus’ material contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Corus Group in the period beginning on 5 October 2004 (being the date two years prior to the commencement of the Offer Period) and ending on the disclosure date and which are or may be material:

(A)	the Implementation Agreement described in paragraph 4 of Part Two to this document.

(B)	On 23 May 2006, Corus entered into a share purchase agreement with Aleris International, Inc. (“Aleris”), pursuant to which Corus agreed to procure the sale and Aleris (for itself and as agent for its newly formed German and Dutch subsidiaries) agreed to procure the purchase of the entire issued share capital of Corus Hylite B.V., Corus Aluminium Rolled Products B.V., Corus Aluminium N.V., Corus Aluminium GmbH, Corus Aluminium Corp. and Hoogovens Aluminium Europe Inc., together with their subsidiaries. A separate share purchase agreement was entered into with Aleris relating to the sale of Corus L.P. (a 60 per cent. owned subsidiary based in Canada). Completion of these sales occurred on 1 August 2006.

The gross consideration for the purchase of the shares in the above companies was €826 million (approximately £570 million). The net proceeds after deducting pension liabilities, net debt and minority interests were €696 million (approximately £480 million). The final consideration payable remains subject to adjustment based upon the finalisation of the net working capital delivered and net debt transferred to be agreed as part of the completion accounts drawn up by Corus.

Under the share purchase agreement, Corus gave customary warranties in relation to the companies being transferred and the business of those companies and Aleris gave customary warranties in relation to authorisation and sufficiency of resources. Corus and Aleris agreed to indemnify each other as appropriate if the amount of capital expenditure differed from the budgeted amount by more or less than €3 million.

In relation to environmental issues, Corus agreed to indemnify Aleris in the following terms: for identified known issues there is no de minimis level, no basket requirement, a cap of €65 million on Corus’ liability and a 30 year time limit for claiming; for unlisted on-site issues there is a de minimis level of €50,000, a basket requirement of €2 million, a cap of €65 million on Corus’ liability, a time limit of 10 years in relation to contamination and exposure issues and a time limit of 2 years in relation to non-compliance issues; for offsite issues there is no de minimis level, no basket is required, there is a warranty cap of £325 million (less any claims under the warranties given by Corus) and there is a 30 year time limit for claiming. Customary seller protection provisions, including limitation of liability, were included in the share purchase agreement. Under the share purchase agreement Corus guaranteed to Aleris the full performance by Corus MET B.V. of its obligations to the companies being sold under any hedging agreements or arrangements in place. In the event of default by Corus MET B.V., Corus will procure the performance of such hedging obligations.

PART NINE: ADDITIONAL INFORMATION

Pursuant to the share purchase agreement for 36 months following completion Corus must not, and must procure that its subsidiaries shall not, carry on a business in competition with the business carried on by the companies sold (subject to various carve outs) and for 18 months following completion Corus must not accept the custom of any person in respect of aluminium-based goods (subject to various carve outs).

(C)	On 24 February 2005 Corus signed an €800 million revolving credit facility with a consortium of relationship banks including, amongst others, ABN AMRO Bank N.V., Credit Suisse First Boston and HSBC Bank plc as Mandated Lead Arrangers, and HSBC Bank plc as Facility Agent and Security Agent. The facility replaced the €1,200 million banking facility entered into by the Company on 31 July 2003 (which had a final maturity date of 30 June 2006) on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. The principal terms of the revolving facility include the following:

(i)	the facility has two tranches (a €700 million facility available to Corus and Corus Nederland B.V., and a further €100 million for Corus Nederland B.V. only);

(ii)	the €600 million facility was reduced by an amount of €100 million as a result of the sale of Corus’ down-stream aluminum rolled products and extrusion business to Aleris International, Inc. (as described below); and

(iii)	fixed security over shares in Corus Nederland B.V. and its UK holding companies and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited).

The covenants (under pre-existing UK GAAP) in the revolving facility include the following:

(i)	Corus Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Corus Group net interest cover shall not be less than 3.5 times until the end of December 2006; 4 times until the end of 2007; and, 4.5 times until the end of December 2008;

(ii)	Corus Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than £2,500 million until the end of 2006; £2,750m until the end of 2007; and £3,000 million until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €1,700 million;

(iii)	dividends of up to 50 per cent. of consolidated net income (prior to exceptional items) are permitted, subject Corus to Group EBITDA/net interest cover of at least 4.5 times; and

(iv)	Corus Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 60 per cent. until the end of December 2007 and 55 per cent. until the end of December 2008. Corus Nederland Group gearing shall not exceed 35 per cent. until the end of December 2008.

Following the completion of the sale of Corus’ downstream aluminium rolled products and extrusion business to Aleris International, Inc. pursuant to the share purchase agreement dated 23 May 2006, the following changes to the revolving facility came into effect:

(i)	the €700 million facility available to Corus and Corus Nederland BV decreased by an amount of €100 million; and

(ii)	the required minimum Corus Nederland Group consolidated net tangible worth decreased to €1,700 million (from €2,000 million).

(D)	The following are the material agreements entered into by Members of the Corus Group for the purposes of a revolving receivables securitisation programme:

(i)	A Receivables Purchase Framework Agreement and a Master Servicing Agreement, each made between Corus UK Limited as Master Servicer and Seller, Mont Blanc Finance Limited as the Purchaser, ING Bank N.V., Dublin Branch as Credit Manager and Baring Trustees (Guernsey) Limited as Security Trustee dated 15 April 2002, and each as amended by various amendment agreements on each of 15 July 2002, 13 December 2002, 4 February 2003, 15 October 2003, 20 November 2003, 16 December 2003, 14 June 2004, 15 September 2004, and 16 December 2004;

(ii)	Side letters relating to the Receivables Purchase Framework Agreement dated 7 January, 2005 and 1 June, 2005 from Corus UK Ltd to Mont Blanc Finance Limited, ING Bank NV, Dublin Branch and Baring Trustees (Guernsey) Limited amending technical provisions of the Receivables Purchase Framework Agreement; and

(iii)	A Deed of Guarantee dated 15 April 2002 made between Mont Blanc Finance Limited, ING Bank NV, London Branch and Corus.

PART NINE: ADDITIONAL INFORMATION

Document Summary:

These documents are part of a “conduit” securitisation transaction. Under the terms of the Receivables Purchase Framework Agreement, Corus UK Limited (as Seller) may sell certain receivables owed to it daily to the Purchaser. The Purchaser is incorporated in Jersey and sponsored by ING and is funded by loans advanced either by an ING “conduit” company incorporated in Delaware or by a Lloyds TSB “conduit” company incorporated in Jersey. The “conduit” companies are in turn funded in the US and other commercial paper markets. The facility limit of the securitisation is £275 million and the securitisation is scheduled to terminate on 14 April 2009.

Corus UK Limited (as Master Servicer), pursuant to the Master Servicing Agreement, continues to collect payments from customers on behalf of the Purchaser and itself in relation to receivables sold under the Receivables Purchase Framework Agreement. There is an agreed monthly settlement date at which time funds collected by Corus UK Limited as Master Servicer in respect of receivables sold in previous months are paid to the Purchaser; in exchange for which the Purchaser pays cash for new receivables sold to it by Corus UK Limited.

Under the Deed of Guarantee, Corus guarantees the performance obligations of Corus UK Limited under the Receivables Purchase Framework Agreement, the Master Servicing Agreement and any other documents relating to the securitisation.

10.	Financing arrangements relating to Tata Steel UK

(A)	Equity

The equity invested by Tata Steel and its subsidiaries in connection with the Acquisition will be partly financed by funds made available under the following agreements:

(i)	US$500 million seven year term loan facility dated 7 March 2006 between, amongst others, Tata Steel as Borrower and Standard Chartered Bank as Agent, arranged by the Bank of Tokyo — Mitsubishi UFJ, Limited, BNP Paribas, Calyon, DBS Bank Ltd., the Hong Kong and Shanghai Banking Corporation Limited, ING Bank N.V., Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation and Standard Chartered Bank;

(ii)	US$750 million seven year term loan facility dated 10 October 2006 between Tata Steel as Borrower and Standard Chartered Bank as Agent, arranged by ABN AMRO, the Bank of Toyko-Mitsubishi UFJ Ltd., Calyon, Citigroup Global Markets Singapore Pte Limited, Export Development Canada, First Commercial Bank, Malayan Banking Berhad, Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation;

(iii)	US$1,780 million term loan facility dated 14 October 2006 between Tata Steel Asia Holdings pte Ltd as Borrower and Standard Chartered Bank as Agent, arranged by ABN AMRO, and Standard Chartered Bank (the “Bridge Facility”). The Bridge Facility is split into two facilities, a US$330 million facility for six months and a US$1,450 million facility for thirteen months; and

(iv)	A letter of credit facility dated 19 October 2006 and made between, amongst others, Tulip UK Holdings (No. 1) Limited as Borrower, Tata Steel as guarantor and Standard Chartered Bank as Agent and Issuing Bank (the “Letter of Credit Facility”) pursuant to which a £235 million letter of credit has been issued by the Issuing Bank at the request of Tulip UK Holdings (No. 1) Limited in favour of Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.). The term of the letter of credit is six months. If the Acquisition has not completed by 19 April 2007, funds will be drawn under the letter of credit and be held on deposit pending the completion of the Acquisition.

(B)	Debt

In addition, Tata Steel UK Limited will be raising debt finance under the following agreements:

(i)	A facilities agreement (the “Senior Facilities Agreement”) dated 20 October 2006 between, among others, Tata Steel UK Limited, Tulip UK Holdings (No. 3) Limited and Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.) as Obligors; (Credit Suisse, ABN AMRO and Deutsche Bank) as Arrangers and Original Lenders and ABN AMRO as Agent, Issuing Bank and Security Trustee, making available:

(a)	a term loan facility of seven years in an amount of £250 million (“Facility A”);

(b)	a term loan facility of eight years in an amount of £675 million (“Facility B”);

(c)	a term loan facility of nine years in an amount of £675 million (“Facility C”); and

(d)	a revolving credit facility of seven years in an amount of £350 million with a term of seven years (the “RCF”).

PART NINE: ADDITIONAL INFORMATION

The RCF is to be used to fund the working capital and general corporate purposes of Tulip UK Holdings (No. 3) Limited and its subsidiaries from time to time. Facility A, Facility B, Facility C and the RCF are together the “Senior Facilities”;

(ii)	A mezzanine facility agreement (the “Mezzanine Facility”) dated 20 October 2006 between, among others, Tulip UK Holdings (No. 3) Limited, Tata Steel UK Limited and Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.) as Obligors; Credit Suisse, ABN AMRO and Deutsche Bank as Arrangers and Original Lenders; Credit Suisse as Agent and ABN AMRO as Security Trustee making available a term loan facility in an amount of £1,350 million, with an initial repayment date 364 days from the date of first utilisation, although the repayment date may, in certain circumstances, be extended to 31 December 2016. It is the intention of the borrowers under the Mezzanine Facility that the Mezzanine Facility be refinanced through an issue of high yield bonds.

The Senior Facilities and Mezzanine Facility (the “Facilities”) are initially secured by guarantees and debentures granted by Tulip UK Holdings (No. 3) Limited, Tata Steel UK Limited and a guarantee from and a share pledge over shares in Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.). Tata Steel UK intends that the Facilities will in due course be secured by guarantees and debentures granted by material subsidiaries of Corus (other than Corus Nederland B.V. and its subsidiaries) and by a share pledge over the shares in Corus Nederland B.V. The security documents entered into to date comprise:

(i)	Debenture dated 20 October 2006 between Tulip UK Holdings (No. 3) Limited as chargor and ABN AMRO as Security Trustee creating fixed and floating charges over the chargor’s property consistent with market practice and the size and nature of the Senior Term Loan, the RCF and the Mezzanine Facility;

(ii)	Debenture dated 20 October 2006 between Tata Steel UK Limited as chargor and ABN AMRO as Security Trustee creating fixed and floating charges over the chargor’s property consistent with market practice and the size and nature of the Senior Term Loan, the RCF and the Mezzanine Facility;

(iii)	Dutch share pledge dated 23 October 2006 between Tata Steel UK Limited as pledgor and ABN AMRO as Security Trustee granting a pledge over the shares of Tortosa Beheer B.V. (to be renamed Tulip Finance Netherlands B.V.); and

(iv)	Dutch second ranking share pledge dated 27 October 2006 between Tata Steel UK Limited as pledgor and ABN AMRO as pledgee granting a pledge over the shares of Tulip Finance Netherlands B.V..

11.     Cash confirmation

ABN AMRO and Deutsche Bank, as joint financial advisers to Tata Steel and Tata Steel UK, are satisfied that sufficient resources are available to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme.

12.     No material change

12.1	Save as disclosed in the unaudited interim results of Corus for the 6 months ended 1 July 2006, or as disclosed in paragraph 12.2 below, there have been no material changes in the financial or trading position of Corus since 31 December 2005, being the date to which the latest published audited financial statements of the Corus Group were drawn up.

12.2	On 1 August 2006, Corus completed the sale of its downstream aluminium rolled products and extrusion businesses to Aleris International, Inc. for a gross consideration of €826 million (circa £570 million). The net proceeds after deducting pension liabilities, net debt and minority interests were €696 million (circa £480 million). In 2005, Corus’ downstream aluminium rolled products and extrusions businesses generated a profit before taxation of €47 million (£32 million) and contributed external turnover of €1,428 million (£985 million) to the Corus Group. Gross assets related to these businesses, as at 1 January 2006, were €1,120 million (£772 million). The sale is not expected to result in a material profit on disposal. However the purchase price is still subject to adjustment based upon the finalisation of the net working capital delivered and net debt transferred.

13.     Persons acting in concert

13.1	The persons who, for the purposes of the City Code, are acting in concert with Tata Steel UK include the Tata Steel Group and:

(a)	Tata Sons, whose registered office is at 24 Homi Mody Street, Mumbai, 400 001, India, a promoter and major shareholder of Tata Steel, holding approximately 23.8 per cent. of the share capital of Tata Steel;

PART NINE: ADDITIONAL INFORMATION

(b)	Tata Limited, whose registered office is at 18 Grosvenor Place, London SW1X 7HS, a majority held subsidiary of Tata Sons;

(c)	ABN AMRO, whose registered office is at Gustav Mahlerlaan 10, 1082 PP, Amsterdam, the Netherlands, joint financial adviser to Tata Steel and Tata Steel UK in connection with the Acquisition; and

(d)	Deutsche Bank, whose registered address is at Winchester House, 1 Great Winchester Street, London EC2N 2DB, joint financial adviser to Tata Steel and Tata Steel UK in connection with the Acquisition.

13.2	The persons who, for the purposes of the City Code, are acting in concert with Corus include:

(a)	Credit Suisse Securities (Europe) Limited, whose registered office is at One Cabot Square, London E14 4QJ and who is acting as lead financial adviser to Corus in connection with the Acquisition;

(b)	HSBC Bank plc, whose registered office is at 8 Canada Square, London E14 5HQ and who is acting as financial adviser to Corus in connection with the Acquisition;

(c)	JPMorgan Cazenove Limited, whose registered office is at 20 Moorgate, London EC2R 6DA and who is acting as financial adviser to Corus in connection with the Acquisition and is Corus’s corporate broker.

14.     Sources and bases of information

14.1	The value of Corus as implied by the Price is based upon the fully diluted number of Corus Shares being 946,703,281, including 898,192,306 Corus Shares in issue on 17 October 2006 (including those represented by ADSs, but excluding those held in treasury), adjusted for the dilutive effect of in-the-money options and LEAP shares.

14.2	The premia implied by the Price have been calculated based on closing Corus Share prices supplied by Datastream.

14.3	The multiple of Corus’ underlying EBITDA implied by the Price is based on: (i) the value of the fully diluted share capital of Corus and the pro-forma net debt position (including finance leases) as at 1 July 2006 of £814 million which is adjusted for the sale of the aluminium assets and cash from option proceeds; (ii) underlying EBITDA for the twelve months to 1 July 2006 of £646 million from continuing operations and excluding the non-recurring pension credit of £96 million; and (iii) underlying EBITDA for the year ended 31 December 2005 of £947 million which is adjusted for the sale of the aluminium assets.

14.4	The market capitalisation of Tata Steel is stated based on: (i) the closing price as at 6 November 2006, published on Bloomberg; (ii) the number of shares in issue as published on Tata Steel’s web page; and (iii) the US dollar - Indian rupee exchange rate of 44.80 on 6 November 2006.

14.5	The closing price of Corus Shares on 4 October 2006, the last Business Day before the announcement by Tata Steel that it was considering a possible offer for Corus, is taken from the Official List.

14.6	The closing middle market price per Corus Share during the three months up to and including 6 November 2006 is derived from the Official List.

14.7	Unless otherwise stated, the financial information relating to the Corus is extracted or derived without material adjustment from the audited consolidated financial statements of the Corus for the relevant financial year.

14.8	Unless otherwise stated, the financial information relating to Tata Steel is extracted from the published audited consolidated financial statements of Tata Steel for the relevant financial period. Translation of this information from Indian rupees to US dollars has been carried out, for convenience at a US dollar - Indian rupee exchange rate of 44.48.

14.9	Unless otherwise stated, the information relating to Tata Sons is extracted from publicly available information.

15.     Consents

Each of Credit Suisse, JPMorgan Cazenove, HSBC, ABN AMRO and Deutsche Bank has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included, and in the case of Credit Suisse, JPMorgan Cazenove and HSBC with the inclusion of their respective opinions in the form and context in which they appear.

PART NINE: ADDITIONAL INFORMATION

16.     Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any Business Day up to and including the Effective Date at the registered office of Corus (at 30 Millbank, London SW1P 4WY) and at the office of Slaughter and May (at One Bunhill Row, London EC1Y 8YY, England) until the conclusion of the Court Meeting and EGM:

(A)	the memorandum and articles of association of Corus;

(B)	the memorandum and articles of association of Corus as proposed to be amended;

(C)	the memorandum and articles of association of Tata Steel UK;

(D)	the audited consolidated accounts of the Corus Group for the two financial years ended 1 January 2005 and 31 December 2005;

(E)	the audited consolidated financial statements of the Tata Steel Group for the two financial years ended 31 March 2005 and 31 March 2006 and the six months ended 30 September 2006;

(F)	copies of the service contracts and letters of appointment of the Corus Directors referred to in paragraph 7 above;

(G)	copies of the irrevocable undertakings of the Corus Directors referred to in paragraph 5 above;

(H)	copies of the written consents referred to in paragraph 15 above;

(I)	copies of the material contracts referred to in paragraph 9 above;

(J)	copies of the contracts relating to the financing arrangements referred to in paragraph 10 above;

(K)	the agreed form Loan Note Instrument;

(L)	the full non-aggregated list of dealings by Deutsche Bank Group referred to in paragraph 4.1; and

(M)	this document, the Forms of Proxy and the Loan Note Form of Election.

PART TEN:

DEFINITIONS

The following definitions apply throughout this document other than in Part Four where the Scheme includes its own set of defined terms:

“ABN AMRO”	ABN AMRO Bank N.V.

“Acquisition”	the proposed acquisition by Tata Steel UK of Corus by means of the Scheme or, should Tata Steel UK so elect, by means of the Offer

“Act” or “Companies Act”	the Companies Act 1985, as amended from time to time

“Admitted Institutions”	the institutions which hold Corus Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland

“ADS” or “Corus ADS”	an American depositary share, evidenced by an American depositary receipt representing two Corus Shares, issued by the ADS Depositary in accordance with the Deposit Agreement

“ADS Depositary”	The Bank of New York, as depositary under the Deposit Agreement

“ADS Holder”	a holder of ADSs

“ADS Voting Instruction Card”	the voting instruction card accompanying this document for use by registered holders of Corus ADSs to provide their instructions to the ADS Depositary as to how to vote at the Corus Meeting and EGM in respect of the Corus Shares underlying their Corus ADSs

“ADS Voting Record Time”	5.00 p.m. (New York time) on 9 November 2006

“Alternative Proposal”	any proposal put forward by any third party which is not acting in concert with Tata Steel in respect of or for: (i) a takeover offer (whether or not subject to pre-conditions) or possible offer for the issued ordinary share capital of Corus or the sale or possible sale (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; or (iii) any proposal which would, if implemented result in a change of control (as such term is defined for the purposes of the Code) of Corus

“Amsterdam Stock Exchange”	as the context requires, Euronext Amsterdam N.V. or Eurolist by Euronext Amsterdam

“Annual Report”	the annual report and accounts of Corus for the year ended 31 December 2005

“Australia”	the commonwealth of Australia, its territories and possessions

“Board”	the board of directors of Corus or Tata Steel UK, as the context may require

“Business Day”	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in London other than solely for trading and settlement in Euro

“Canada”	Canada, its provinces and territories and all areas under its jurisdiction and political subdivisions thereof

“Cancellation Shares”	Scheme Shares other than Loan Note Elected Shares (save for Loan Note Elected Shares treated as Cancellation Shares pursuant to clauses 3.2 and 3.3 of the Scheme)

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST)

“City Code” or “Code”	the City Code on Takeovers and Mergers

PART TEN: DEFINITIONS

“close of business”	6.00 p.m. on the day in question

“closing price”	the closing middle-market quotation of a Corus Share as derived from the Daily Official List on any particular day

“Competing Proposal”	any proposal put forward by any third party which is not acting in concert with Tata Steel, in respect of, or for: (i) a takeover offer (whether or not subject to pre-conditions) or possible offer for, the issued ordinary share capital of Corus or the sale or possible sale (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; (iii) any proposal which would, if implemented result in a change of control of Corus; (iv) any other transactions having a similar effect, the consummation of which could be reasonably expected to prevent, or impede, interfere with or delay the Acquisition, in each case howsoever it is proposed that such offer or proposal be implemented; (v) acquisition of or the acquisition of the voting rights in respect of 10 per cent. of the Corus Shares then in issue; or (vi) any material transaction (whether of a revenue or capital nature) outside the ordinary course of business

“Conditions”	the conditions to the Acquisition, which are set out in Part Three of this document

“Convertible Bondholders”	a holder of Convertible Bonds

“Convertible Bonds”	(i) the Euro Bonds; and (ii) the Dutch Bonds

“Corus” or “Company”	Corus Group plc a public limited company incorporated in England and Wales with registered number 3811373

“Corus Articles”	the articles of association of Corus

“Corus Deferred Shares”	the deferred shares of 40 pence each in the capital of the Company

“Corus Directors”	the persons whose names are set out in paragraph 2.1 of Part Nine of this document, or, where the content so requires, the directors of Corus from time to time

“Corus Group”	Corus, its direct and indirect subsidiaries and subsidiary undertakings from time to time and “member of the Corus Group” shall be construed accordingly

“Corus Shareholder”	a holder of Corus Shares

“Corus Shares”	ordinary shares of 50 pence each in the capital of the Company

“Corus Share Schemes”	the Corus U.K. Executive Share Option Scheme, the Corus Overseas Executive Share Option Scheme, the Corus Executive Share Option Scheme, the Corus Sharesave Scheme, the Corus International Sharesave Scheme, the Corus Group Employee Share Ownership Plan and the Corus Group plc Leveraged Equity Acquisition Plan

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting or meetings of the holders of Corus Shares (other than Corus Shares held by Tata Steel UK or a member of the Tata Steel Group or Tata Limited) convened by direction of the Court pursuant to section 425 of the Act, to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment or postponement thereof, notice of which is set out in Part Eleven of this document

“Court Orders”	the Scheme Court Order and the Reduction Court Order

“Credit Suisse”	Credit Suisse Securities (Europe) Limited

“Credit Suisse Group”	Credit Suisse and any subsidiary, subsidiary undertaking, or branch of Credit Suisse, its ultimate holding company and

PART TEN: DEFINITIONS

subsidiary, subsidiary undertaking or branch of such holding company

“CREST”	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

“CRESTCo”	CRESTCo Limited

“Daily Official List”	the Daily Official List of the London Stock Exchange

“Deposit Agreement”	the Amended and Restated Deposit Agreement among British Steel plc, Corus Group plc, the ADS Depositary and ADS Holders, dated as of 23 November 1988, as amended and restated on 28 April 1995, and as further amended and restated on 26 July 1995 and 6 October 1999

“Deutsche Bank”	Deutsche Bank AG, London Branch

“Deutsche Bank Group”	Deutsche Bank and its subsidiary undertakings

“Dutch Bonds”	the NLG 345,000,000 4.625 per cent. convertible subordinated bonds due 2007 issued by Corus Nederland B.V.

“Dutch Financial Authority”	Autoriteit Financiële Markten

“Dutch Form of Proxy”	the instruction form for use by Euronext Shareholders, which is available through the Dutch Paying Agent, telephone number +31 (0)76 5799455

“Dutch Paying Agent”	ABN AMRO Bank N.V., through its Service Desk, telephone number +31 (0)76 5799455

“Dutch Securities Giro Act”	Wet giraal effectenverkeer

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of Corus Shareholders convened by the notice set out in Part Twelve of this document, including any adjournment thereof

“Enlarged Group”	Tata Steel UK and its direct and indirect subsidiaries and subsidiary undertakings following the Acquisition becoming effective

“Euro Bonds”	means the €307,000,000 3.0 per cent. guaranteed convertible unsubordinated bonds due 2007 issued by Corus and guaranteed by Corus UK Limited

“Euroclear Nederland”	the Dutch depositary and settlement institute (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.)., defined as the central institute (centaal instituut) under the Dutch Securities Giro Act)

“Euronext Shareholders”	the holders of interests in Corus Shares which are held through Euroclear Nederland in accordance with the provisions under the Dutch Securities Giro Act

“Explanatory Statement”	this document and, in particular, Part Two of this document, which has been prepared in accordance with section 426 of the Act

“First Payment Date”	30 June 2007

“Form of Proxy”	either or both of the blue form of proxy for use by Corus Shareholders at the Court Meeting and the white form of proxy for use by Corus Shareholders at the EGM which accompany this document, as applicable, and “Forms of Proxy” shall be construed accordingly

“Hearings”	the Scheme Hearing and the Reduction Hearing

“HMRC”	H.M. Revenue and Customs

“holder”	a registered holder and includes any person(s) entitled by transmission

PART TEN: DEFINITIONS

“HSBC”	HSBC Bank plc

“Implementation Agreement”	the agreement between Tata Steel, Tata Steel UK and Corus dated 20 October 2006 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 4 of Part Two of this document

“Indian GAAP”	generally accepted accounting standards in India

“Inducement Fee”	1 per cent. of the value of the Acquisition calculated by reference to the Price and the fully diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable)

“Japan”	Japan, its cities and prefectures, territories and possessions

“JPMorgan Cazenove”	JPMorgan Cazenove Limited

”LIBOR”	in relation to the Loan Note Alternative, the British Bankers’ Association Interest Settlement Rate for the offering of sterling deposits for the period of six months displayed on the appropriate page of the Telerate screen at or about 11.00 a.m. (London time) on the first day of the relevant interest period or if such a day is not a Business Day, on the next succeeding Business Day, as certified in writing by a duly authorised official of such bank

“Listing Rules”	the listing rules of the UK Listing Authority

“Loan Note Alternative”	the alternative whereby under the Scheme (a) Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme; and (b) holders of options and awards under the Corus Share Schemes (other than US Holders and Restricted Overseas Persons) may elect to receive, subject to certain terms and conditions, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled in respect of the Corus Shares acquired by such holders after the Scheme Record Time and transferred to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) under the proposed amendments to the articles of association of Corus

“Loan Note Deadline”	11.00 a.m. on the Business Day immediately prior to the date of the hearing of the Court to sanction the Scheme

“Loan Note Elected Shareholder”	a holder of Loan Note Elected Shares

“Loan Note Elected Shares”	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative

“Loan Note Form of Election”	the green form of election relating to the Loan Note Alternative and accompanying this document

“Loan Note Instrument”	the loan note instrument constituting the Loan Notes to be executed as a deed by Tata Steel UK

“Loan Notes”	the loan notes to be issued by Tata Steel UK pursuant to the Loan Note Alternative and to be guaranteed by ABN AMRO, particulars of which are summarised in Part Five of this document;

“London Stock Exchange”	London Stock Exchange plc

“Meetings”	the Court Meeting and the EGM and “Meeting” shall be construed accordingly

“mtpa”	million tonnes per annum

“New Corus Shares”	the ordinary shares of 50 pence each in the capital of Corus to be issued credited as fully paid up to Tata Steel UK pursuant to the Scheme

“New York Stock Exchange”	the New York Stock Exchange operated by NYSE Group, Inc.

“Noteholder”	a holder of Loan Notes

PART TEN: DEFINITIONS

“Notice of Termination”	the notice of termination relating to the Deposit Agreement which is to be sent to ADS Holders along with this document

“Offer”	should Tata Steel UK elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Tata Steel UK for all of the Corus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

“Offer Document”	the document which would be despatched to, amongst others, holders of Corus Shares pursuant to which the Offer, if any, would be made

“Offer Period”	the period commencing on 5 October 2006 and ending on the earlier of the date on which the Scheme becomes effective and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide)

“Official List”	the Official List of the UK Listing Authority

“Overseas Shareholders”	holders of Corus Shares resident in, or citizens or nationals of, jurisdictions outside the United Kingdom

“Panel”	the Panel on Takeovers and Mergers

“Price”	the amount of 455 pence for each Corus Share

“Reduction Court Order”	the order of the Court confirming the reduction of share capital of Corus under section 137 of the Act provided for by the Scheme

“Reduction Hearing”	the hearing by the Court of the petition to confirm the reduction of share capital of Corus under section 137 of the Companies Act provided for by the Scheme

“Reduction of Capital”	the reduction of the share capital of Corus by the cancellation of the Cancellation Shares and the Corus Deferred Shares, to be effected as part of the Scheme

“Registrar”	Lloyds TSB Registrars

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Regulatory Information Service”	any of the services set out in schedule 12 to the Listing Rules from time to time

“Relevant Event”	an event or change of circumstance occurring that is not the result of a breach by Corus of its obligations under the Implementation Agreement

“Restricted Overseas Person”	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Tata Steel UK believes to be in, or resident in, Australia, Canada, Japan or The Netherlands and any custodian, nominee or trustee holding Corus Shares for persons in or resident in The Netherlands and who returns a Loan Note Form of Election in respect of their Corus Shares and persons in any other jurisdiction (other than persons in the UK) whom Tata Steel UK is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Tata Steel UK regards as unduly onerous

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under section 425 of the Act between Corus and holders of Scheme Shares to effect the Acquisition, as set out in Part Four of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Tata Steel

“Scheme Court Order”	the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act

“Scheme Hearing”	the hearing by the Court of the petition to sanction the Scheme

PART TEN: DEFINITIONS

“Scheme Record Time”	6.00 p.m. (London time) on the day immediately before the Reduction Hearing

“Scheme Shareholders”	the holders of Scheme Shares, and “Scheme Shareholder” shall be construed accordingly

“Scheme Shares”	all Corus Shares which are:

(i)	in issue at the date of this document;
(ii)	(if any) issued after the date of this document and prior to the Voting Record Time; and
(iii)	(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme, in each case excluding any Corus Shares held by Tata Steel UK or a member of the Tata Steel Group or Tata Limited

“SEC”	the US Securities and Exchange Commission

“subsidiary”	has the meaning given in section 736 of the Act

“subsidiary undertaking”	has the meaning given in section 258 of the Act

“Tata Limited”	a company registered in England and Wales with registered number 92560

“Tata Sons”	Tata Sons Limited, a company registered in India with registered number 200607690

“Tata Steel”	Tata Steel Limited, a company registered in India with registered number 11-260

“Tata Steel Directors”	the persons whose names are set out in paragraph 2.3 of Part Nine of this document, or, where the context so requires, the directors of Tata Steel from time to time

“Tata Steel Group”	Tata Steel, its direct and indirect subsidiaries and its subsidiary undertakings from time to time and “member of the Tata Steel Group” shall be construed accordingly

“Tata Steel UK”	Tata Steel UK Limited, a company incorporated in England and Wales under the Companies Act with registered number 05887351

“Tata Steel UK Directors”	the persons whose names are set out in paragraph 2.2 of Part Nine of this document, or, where the context requires, the directors of Tata Steel UK from time to time

“TFE Instruction”	a Transfer from Escrow Instruction (as described in the CREST Manual issued by CRESTCo) in relation to Corus Shares in uncertificated form

“TTE Instruction”	a Transfer to Escrow Instruction (as described in the CREST Manual issued by CRESTCo) in relation to Corus Shares in uncertificated form

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK GAAP”	accounting principles generally accepted in the UK

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant share register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

“US Holder”	holders of Corus Shares in the United States or with a registered address in the United States and any custodian, nominee, or trustee holding Corus Shares for persons in the United States or with a registered address in the United States

PART TEN: DEFINITIONS

“VAT”	value added tax in the UK, including any similar tax which may be imposed in place thereof in the UK from time to time

“Voting Record Time”	6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting or the EGM is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting or EGM (as the case may be)

“€”, “EUR” and “euro”	the lawful currency of the European Union from time to time

“£”, “GPB”, “sterling” and “pence”	the lawful currency of the UK

“$”, “US$”, USD and “US dollars”	United States dollars, the lawful currency of the United States

All references in this document to any gender include the other gender (unless the context otherwise requires).

PART ELEVEN:

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 8708 of 2006
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF CORUS GROUP PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 7 November 2006 made in the above matters, the Court has directed a meeting to be convened of the holders of the ordinary shares of 50 pence each in the capital of Corus Group plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of Scheme Shares (as defined in the said scheme of arrangement) and that such meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SWIP 3EE on 4 December 2006 at 10.00 a.m. at which place and time all holders of such ordinary shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of ordinary shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company.

A blue form of proxy for use in connection with the meeting is enclosed with this notice. Shareholders with ordinary shares held through CREST may also appoint a proxy using CREST by following the instructions set out on pages 7 and 8 of the document of which this notice forms part. Completion and return of a form of proxy, or the appointment of a proxy electronically using CREST in accordance with the foregoing procedures, will not preclude a holder of ordinary shares from attending and voting in person at the meeting, or any adjournment thereof. Forms of proxy returned by fax will not be accepted.

In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms of proxy (together with any power of attorney or other authority under which they are signed, or a notarially certified copy of such power of attorney) be lodged with the Company’s Registrar at the pre-paid address (for use in the UK only) printed on the reverse of the relevant Form of Proxy, or otherwise by post addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the Chairman or to representatives of Lloyds TSB Registrars before the start of the meeting. In order to be valid, the appointment of a proxy electronically using CREST in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days immediately before the meeting or any adjourned meeting (as the case may be). In each case, changes to the register of members after such time shall be disregarded.

By the said order, the Court has appointed Mr. JW Leng, or failing him, Mr. P Varin or, failing him, Mr. D Lloyd to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 10 November 2006

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

PART TWELVE:
NOTICE OF EXTRAORDINARY GENERAL MEETING

CORUS GROUP PLC

Notice is hereby given that an extraordinary general meeting of Corus Group plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 4 December 2006 at 10.15 a.m. (or as soon thereafter as the Court Meeting (as defined in the Scheme referred to in paragraph (A) of the resolution set out below) convened for 10.00 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

Special Resolution

THAT:

(A)	The Scheme of Arrangement dated 10 November 2006 (the “Scheme”) proposed to be made between the Company and holders of Scheme Shares (as defined in the Scheme) (a print of which has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification) be and is hereby approved, subject to any modification, addition or condition as the Company and Tata Steel UK Limited may, with the consent of the Panel on Takeovers and Mergers, agree and (if required) the Court may allow or as the Court may impose, and the directors of the Company be and are hereby authorised to agree to any non-material variation or amendment of the terms of the Scheme (insofar as the same are approved or imposed by the Court) as the directors of the Company think fit and to take all such action on behalf of the Company as they consider necessary or desirable for carrying the Scheme and the proposed acquisition by Tata Steel UK Limited of the Company into effect;

(B)	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition as the Company and Tata Steel UK Limited may, with the consent of the Panel on Takeovers and Mergers, agree and (if required) the Court may allow or as the Court may impose:

(i)	the share capital of the Company be reduced by cancelling all the Cancellation Shares and the Corus Deferred Shares (in each case as defined in the Scheme);

(ii)	forthwith and contingently on such reduction of capital taking effect:

(a)	the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 50 pence each as shall be equal to the aggregate of: (I) the number of Cancellation Shares, and (II) the number produced by dividing the aggregate nominal value of the Corus Deferred Shares by 50 pence, with each such new ordinary share having the same rights as the Cancellation Shares so cancelled; and

(b)	the reserve arising in the books of account of the Company as a result of the said reduction of capital be appropriated and applied in paying up in full at par the new ordinary shares of 50 pence each referred to in sub-paragraph (B)(ii)(a) above, such new ordinary shares to be allotted and issued, credited as fully paid, to Tata Steel UK Limited and/or its nominee(s) (to hold on bare trust for Tata Steel UK Limited) in accordance with the Scheme;

(C)	conditionally upon the Scheme becoming effective, the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of relevant securities (within the meaning of Section 80(2) of the Companies Act 1985) in the form of the new ordinary shares referred to in sub-paragraph (B)(ii) above, provided that:

(i)	this authority shall expire on the fifth anniversary of this resolution (unless previously revoked, varied or renewed);

(ii)	the maximum aggregate nominal amount of relevant securities which may be allotted hereunder shall be £2,250,000,000; and

(iii)	this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this resolution is passed; and

PART TWELVE: NOTICE OF EXTRAORDINARY GENERAL MEETING

(D)	forthwith upon the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 147:

147. Scheme of Arrangement

(A)	In this article:

(i)	references to the “Scheme” are to the scheme of arrangement dated 10 November 2006 under Section 425 of the Companies Act 1985 between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended under Section 425 of the Companies Act 1985 in accordance with its terms;

(ii)	expressions defined in the Scheme, or (if not so defined in the Scheme) defined in the circular dated 10 November 2006 published in connection with the Scheme containing the explanatory statement required pursuant to Section 426 of the Companies Act, shall have the same meanings where used in this article; and

(iii)	references to “spouse” shall include a civil partner under the UK Civil Partnership Act 2004.

(B)	Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the date of the adoption of this article (other than to Tata Steel UK Limited (“Tata Steel UK”) or its nominee(s) (holding on bare trust for Tata Steel UK)) but before 6.00 p.m. on the day immediately preceding the day of the Court hearing to confirm the Reduction of Capital (“Hearing Date”), such shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(C)	Notwithstanding any other provision of these articles, if, at any time on or after 6.00 p.m. on the day immediately preceding the Hearing Date, any ordinary shares (“New Shares”) are issued or are to be issued to any person (a “New Member”) other than Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK), provided that the Scheme has become effective, such New Shares shall be transferred immediately after the time at which the Scheme becomes effective (“Scheme Effective Time”) or, if later, upon the issue of the New Shares, free of all encumbrances, to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in consideration for, and conditionally upon:

(i)	the payment to the New Member of the same cash consideration per ordinary share as would have been payable to a holder of the Scheme Shares under the Scheme; and/or

(ii)	the same nominal amount of Loan Notes per ordinary share in the capital of the Company as would have been payable to a holder of Loan Note Elected Shares under the Scheme (subject to and on the terms of the Loan Note Alternative and the Loan Note Instrument) PROVIDED THAT:

(a)	the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied;

(b)	all of the outstanding Loan Notes issued pursuant to the Scheme have not been repaid, redeemed or purchased by Tata Steel UK;

(c)	the New Shares are allotted in (i) the period of six months starting with the Scheme Effective Time or (ii) the period of eight months starting with 1 January 2008 or (iii) the period of eight months starting with 1 January 2009; and

(d)	the New Member makes a valid election to receive Loan Notes in respect of the relevant New Shares in accordance with the terms of the Loan Note Alternative and the Loan Note Instrument either (i) within 14 days prior to the date on which the relevant New Shares are allotted or (ii) in the case of New Shares allotted upon the exercise of an option under any of the Corus Share Schemes, at the same time at which notice to exercise that option is given.

(D)	Any New Member may, prior to the allotment of any shares in the Company to him or her pursuant to the exercise of an option or satisfaction of an award under any of the Corus Share Schemes or otherwise, give not less than two business days’ written notice to the Company of his or her intention to transfer some or all of such shares to his or her spouse and may, if such notice has been validly given, on such shares being allotted to him or her, immediately transfer to his or her spouse any such shares, provided that such shares will then be immediately transferred from that spouse to Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as it may direct by notice in writing to the Company) pursuant to paragraph (C) above as if the spouse were a New Member. If notice has been validly given pursuant to this paragraph (D) but the New Member does not immediately transfer to his spouse the shares in respect of which the notice was given, such shares will be transferred to

PART TWELVE: NOTICE OF EXTRAORDINARY GENERAL MEETING

Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as it may direct by notice in writing to the Company) pursuant to paragraph (C) above.

(E)	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation, but excluding the Scheme), the value of the consideration per share to be paid under paragraph (C) of this article 147 shall be adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this article 147 to shares shall, following such adjustment, be construed accordingly.

(F)	To give effect to any such transfer required by this article 147, the Company may appoint any person to execute and deliver a form of transfer on behalf of or as attorney for the New Member in favour of Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as Tata Steel UK may direct by notice in writing to the Company). Pending the registration of Tata Steel UK (and/or its nominee(s) (to hold on bare trust for Tata Steel UK)) as the holder of any share to be transferred pursuant to this article 147, the New Member shall not be entitled to exercise any rights attaching to any such share unless so agreed by Tata Steel UK, and Tata Steel UK shall be irrevocably empowered to appoint a person nominated by the directors of Tata Steel UK to act as attorney on behalf of the holder of any such share in accordance with such directions as Tata Steel UK may give in relation to (i) any dealings with or disposal of such share (or any interest therein), (ii) exercising any rights attached thereto, or (iii) receiving any distribution or other benefit accruing or payable in respect thereof. The Company shall not be obliged to issue a certificate to the New Member for any such share.

(G)	Payment and/or despatch of certificates for any loan notes in respect of any shares transferred under this article 147 will be made within 14 days of the date of transfer of such shares.

(H)	If the Scheme shall not have become effective by 20 July 2007 (or such later date (if any) as the Company and Tata Steel UK may agree) and the Court may approve, this article 147 shall be of no effect.

BY ORDER OF THE BOARD

Richard Shoylekov
Company Secretary
10 November 2006

Registered office:
30 Millbank, London SW1P 4WY
Registered in England and Wales No. 3811373

Notes:

Only holders of ordinary shares of 50 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company.

A white Form of Proxy is enclosed for use in connection with this meeting. To be valid, completed Forms of Proxy must be returned so as to arrive at the offices of the Company’s Registrar, whether by using the pre-paid address (for use in the UK only) printed on the reverse of the Form of Proxy or otherwise by post addressed to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, at least 48 hours before the time fixed for the meeting or (as the case may be) any adjourned such meeting. Forms of Proxy returned by fax will not be accepted. If using CREST, proxy instructions must be received by the Registrar (Lloyds TSB Registrars) at least 48 hours before the time fixed for the meeting or (as the case may be) any adjourned such meeting.

Shareholders submitting a Form of Proxy are not precluded from attending the meeting in person and voting if they wish to do so.

In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

Uncertificated Securities Regulations 2001 (the “Regulations”)

Pursuant to Regulation 41 of the Regulations, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days immediately before the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Electronic proxy appointment through CREST

Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

PART TWELVE: NOTICE OF EXTRAORDINARY GENERAL MEETING

In order for the proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) at least 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Regulations.

ADS Holders

Holders of Corus ADSs will not be entitled to attend or vote at the Court Meeting or the EGM. However, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote the Corus Shares underlying their Corus ADSs at the Court Meeting or the EGM. The ADS Depositary will endeavour in so far as practicable to vote or cause to be voted at the Court Meeting and the EGM, the number of Corus Shares represented by such Corus ADSs in accordance with the instructions of the registered holders of such Corus ADSs. Registered holders of Corus ADSs as at the ADS Voting Record Time may sign and complete an ADS Voting Instruction Card in accordance with the instructions printed thereon, which should be returned by mail to The Bank of New York, Attention: American Depositary Receipt Administration, 101 Barclay Street, New York, NY 10286, United States as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 27 November 2006.

Euronext Shareholders

Euronext Shareholders who wish to attend or vote at the Court Meeting or the Extraordinary General Meeting should request a Dutch Form of Proxy from the Dutch Paying Agent. Completed and returned Dutch Forms of Proxy must be received by the Euronext Paying Agent as soon as possible and, in any event, so as to arrive by no later than 5.00 p.m. (Amsterdam time) on 27 November 2006.